9/22

06017092

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Securitas Systems AB

*CURRENT ADDRESS Box 12231
102 26 Stockholm
Sweden

PROCESSED
SEP 28 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35019 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DATE: 9/25/06

Securitas Systems AB (publ)

Prospectus for distribution and listing of shares 2006

082-35019

SECURITAS SYSTEMS

SEB ENSKILDA

"Systems protects and secures operations for large and demanding customers for whom security is important"

Contents

Timetable and financial information

Proposed record day
28 September 2006

Estimated first day for trading in the Systems share
29 September 2006

Interim Report Jan–Sep 2006
16 November 2006

Year-end Report for 2006
February 2007

This prospectus has been prepared following a resolution by the Board of Directors of Securitas AB (publ) ("Securitas"), proposing that the Extraordinary General Meeting on 25 September 2006, resolve that the shareholders of Securitas, by means of a dividend distribution, shall receive shares in Securitas Systems AB (publ) ("Systems"; also refers, depending on the context, to the Systems group) and, furthermore, by reason of the Board of Directors of Systems having applied for the listing of the Class B shares in Systems on the O-list of the Stockholm Stock Exchange.

The prospectus is not intended for persons whose participation would require any additional prospectus, registration or measures other than those required under Swedish law. The prospectus may not be distributed in any country where such distribution would require any such additional measures or would be in conflict with regulations applicable in that country. The shares in Systems are not subject to trading, or any application to that effect, in any country other than Sweden and have not been registered, and will not be registered, under the United States Securities Act of 1933 or any other foreign equivalent.

The prospectus contains forward-looking statements that are based on present assumptions and estimates made by Systems' Board of Directors with regard to future events and circumstances. Systems' results may deviate significantly from those expressed or assumed in the forward-looking statements due to different reasons, including, but not limited to, the risks that are mentioned under "Risk factors", see page 6.

The contents of the prospectus shall be governed by Swedish law and any disputes concerning the contents of the prospectus, or legal issues connected therewith, shall be settled exclusively by Swedish courts.

This prospectus has been approved and registered by the Swedish Financial Supervisory Authority pursuant to the provisions of Chapter 2, Sections 25 and 26 of the Swedish Financial Instruments Trading Act (1991:980).

This prospectus is available at Systems' head office, on Systems' website www.securitassystems.com, at Securitas' head office, on Securitas' website www.securitasgroup.com and on SEB Enskilda's website www.seb.se/prospekt.

SEB Enskilda has acted as financial advisor to Securitas and Systems.

This document is, in all essential respects, a translation of the Swedish prospectus prepared in accordance with Swedish regulations. In the event of any difference between this translation and the Swedish original, the Swedish prospectus shall govern.



Summary

The distribution of Systems in brief

Distribution

The Board of Directors of Securitas[1] has proposed to the shareholders in Securitas that the Extraordinary General Meeting on 25 September 2006 resolves to distribute all shares in Systems to the shareholders in Securitas. Under the so-called Lex ASEA rules, the distribution of the shares in Systems is exempt from tax in Sweden, both for Securitas and the shareholders in Securitas. The distribution is proposed to take place in proportion to each individual shareholder's holding in Securitas. For each Class A share in Securitas, one Class A share in Systems will be received, and for each Class B share in Securitas, one Class B share in Systems will be received.

Record day

The proposed record day with the Swedish Central Securities Depository ("VPC") for determination who is entitled to receive shares in Systems is 28 September 2006.

Listing

The Class B shares in Systems are expected to be listed and be subject to trading on the O-list of the Stockholm Stock Exchange from 29 September 2006. Effective 2 October 2006, the shares will be listed on the Stockholm Stock Exchange's Nordic List. The shareholders in Securitas will receive shares in Systems without any further action on their part.

Systems in brief

Market

The market for security systems solutions consists of video surveillance products, products for access control, intrusion protection, fire protection, integrated systems, design, installation and maintenance of these systems as well as services for alarm centers and security centers. The yearly value of the market is estimated to approximately MSEK 245,000 in Europe and the US, of which approximately 48 percent in the US and 43 percent in the five largest European security markets, Germany, UK, France, Italy and Spain[2].

Services for banks and financial institutions are estimated to amount to 11 percent of the market and services for retail chains to 13 percent. The market has historically displayed higher growth than GDP and the security market as a whole and is expected to grow by 6–8 percent per year on average over the next few years. The highest growth, a double digit figure, is displayed by video surveillance, while growth within intrusion protection and fire protection is more limited. The market structure is very fragmented, with a large number of local companies in each market as well as some large international players such as ADT, Siemens, Diebold and Chubb, all with relatively low market shares. Some consolidation has taken place through takeovers and the trend is expected to continue.

Goal

Systems' goal is to become one of the leading companies within security systems integration on the major markets in Western Europe and in the US. In the longer term, the goal is to become a leading global player. Systems has two additional main financial goals:

- An average sales growth exceeding 10 percent, including acquisitions.
- An average return on capital employed exceeding 20 percent.

Information regarding market growth and market size and market shares and Systems' market position in absolute terms or in relation to competitors as noted in this prospectus represent Systems' overall assessment based on both internal as well as external sources. Systems is not aware of any single available statistical data that provides a pertinent picture of Systems' markets. The sources on which Systems has based its assessment include industry statistics, information from independent research organizations such as Frost & Sullivan and information from subsuppliers. Systems has endeavored to accurately reproduce the information from these sources in the prospectus. Neither Systems nor Securitas have, however, verified the information from these sources. To the knowledge of Systems and Securitas, and as far as they can judge, no factual information has been omitted that could render the data inaccurate or misleading.

1) Comprising Chairman Melker Schörling, Vice Chairman Gustaf Douglas as well as Thomas Berglund, Annika Falkengren, Sofia Schörling Högberg, Stuart E Graham, Carl Douglas, Berthold Lindqvist, Fredrik Palmstierna, Marie Ehrling, Rune Lindblad (employee representative), Susanne Bergman-Israelsson (employee representative), Gunnar Larsson (employee representative), Björn Drewa (employee representative, deputy director), William Rosborg (employee representative, deputy director) och Rose-Mari Shen (employee representative, deputy director).
2) Systems has not estimated the market outside these geographical areas.

The operations

Systems provides security systems and services that secures the customer's employees, production and facilities. Systems' offering is based on knowledge and specialist competence regarding how technical security products within for example video surveillance, access control, intrusion protection and fire protection can be integrated with communication and IT systems.

Systems' sales consists of the integration/installation of security systems (60 percent), as well as services and after-sales services related to the systems in the form of maintenance, monitoring, alarm services, security centers and other customer service functions (40 percent). There is a strong connection between integration/installations and sales of services and after-sales services as the installation customer in most cases also enters into an agreement to purchase services related to the systems.

Financial performance

The financial information presented in this summary comprises selected historical financial data based on the segment information that Securitas has reported for the Systems division for 2003–2005. The segment information is not based on legal group accounts. Regarding the principles for the segment information, see page 34.

Also presented in the prospectus, besides the segment information for the Systems division from the Annual Report of Securitas and Systems' statutory financial statements, are the pro forma accounts, which present the company's statements given the estimated capital structure that the company will have as a separate company. Systems has experienced an average growth of 16.9 percent per year 2003–2005. The average return on capital employed has been 26.7 percent 2003–2005.

Organization

Systems is organised according to two geographical segments:

- US, UK and Ireland
- Europe (except UK and Ireland)

The operations do not differ significantly between the segments. Disparities are most clearly evident in market conditions and regulations.

SALES PER GEOGRAPHICAL SEGMENT


1%
26%
73%
US/UK/Ireland
Europe (except UK and Ireland)
Other

Composition of the Board of Directors, management and auditors

Systems' Board of Directors consists of Melker Schörling (Chairman), Carl Douglas, Tomas Franzén, Eva Lindqvist, Juan Vallejo, Laila Lindberg (employee representative) and Mikael Olsson (employee representative). The management consists of Juan Vallejo (CEO), Peter Ragnarsson (CFO) and Rolf Norberg (Head of Technology/Sourcing/Logistics). The company's auditors are PricewaterhouseCoopers AB.

For more information on the company's Board Members, group management and the company's auditors, see the section, "Board of Directors, management and auditors" on page 58.

Key ratios[1]

MSEK unless otherwise indicated	2005	2004	2003
Sales	5,798	4,724	4,026
Organic sales growth (%)	*6*	*1*	*5*
Operating profit before amortization[2]	669	554	434
Operating margin (before amortization) (%)	*11.5*	*11.7*	*10.8*
Investments in fixed assets	147	118	98
Depreciation	123	106	95
Capital employed	3,547	2,719	1,061
Return on capital employed (%)	*19*	*20*	*41*
Number of employees	*4,903*	*4,570*	*3,216*

1) Extract from segment information in Securitas AB's Annual Report regarding the Systems division, see further the section "Condensed financial information and comments on the Financial trend" see page 34.
2) Before amortization on acquisition related intangible assets and acquisition related restructuring costs but after amortization and depreciation on tangible assets and other intangible assets.


Systems
Juan Vallejo
Technolgy/Sourcing/Logistics
Rolf Norberg
Finance
Peter Ragnarsson
US/UK/Ireland
Europe
Sweden Norway Denmark
Finland Spain France
Germany Portugal Belgium
Netherlands Switzerland
Other
Hong Kong
Australia

Reason for the distribution

During the past 20 years, the Securitas Group has expanded to become a world leader in security, with more than 200,000 employees and sales of SEK 66 billon (2005). As part of efforts to stay in the frontline of developments in the security industry, it is a logical move to divide the current Securitas into individual companies. This step towards greater concentration and specialization is aimed at permitting sharper focus on service developments for various customer segments, as well as higher market recognition and greater ability to create shareholder value. Size and consolidation have been key concepts during the building of Securitas and other market leaders in the security industry during the past 20 years. In the future, know-how and innovation are expected to be the key competitive tools.

Systems has reached such a size and level of specialization in terms of customer offering, market position, customer segmentation and business development that the benefits of complete independence are deemed greater than the advantages of being integrated in a corporate group. Systems has matured sufficiently in terms of management, administration, operational control and business development to be ready to continue as an independent company in line with its specialized business model.

Risk factors

Systems' operations are associated with risks related to competition, economic conditions, suppliers, customers, technology development, acquisitions, personnel, establishment barriers and public authority regulation, intellectual property rights, disputes, tax situation, health, safety, environment, currency fluctuations, interest rate changes future, capital requirements and stock market risks. The above-mentioned risks constitute a summary selection of risk factors of significance for Systems and/or for an investment in the Systems share. For more detailed information, see "Risk factors" on page 6.

The above summary should only be read as an introduction to the prospectus. Any decision to vote for a dividend distribution of the shares in Systems or to invest in the Systems share shall be based on a consideration of the prospectus as a whole. Where an investor brings a claim relating to the information contained in the prospectus before a court, he or she may have to bear the costs of translating the prospectus. A person may be held liable for information included in or missing from the summary, or a translation thereof, only if the summary or translation is misleading or inaccurate in relation to the other parts of the prospectus.

Risk factors

A number of factors affects and may affect the operations in Systems. Risks exist in terms of the circumstances relating to Systems and those that do not have any specific link with Systems.

The account below is a brief overview of certain risk factors that are viewed by the Board of Systems as significant for Systems and/or an investment in the Systems share.

The risk factors are not ranked and the presentation is not comprehensive. This means that there are other risks that may be of significance for the company's operations and/or an investment in the Systems share to lesser or greater degree. In addition to the risk factors outlined below and other risks that may occur, the reader should also carefully note the rest of information in this prospectus.

Industry and market risks

Competitors

In order to meet the competition from other companies within the security systems integration sector as well as from companies that develop products and that may include integration in their operations, it is important that Systems stay at the frontline of technology. Systems competes with strong companies, which could prove to have greater resources in certain areas and which could accordingly strengthen their positions at the expense of Systems. The company can also be compelled to make costly restructurings or price cuts in order to adapt itself to the changed competitive situation, which may adversely affect Systems' earnings and financial position.

Impact of economic conditions

Historically, the security solutions business and the services connected thereto, has generally not been very sensitive to economic cycles. Systems belives however that there is a certain link between increased new building and renovation of mainly commercial buildings and an increased demand for security services. A protracted recession could have an adverse impact on Systems' earnings and financial position.

Strategic and operational risks

Suppliers and customer agreements

Systems is not to any significant extent dependent on one or more specific suppliers or on any individual customer. The company has a good risk distribution in this regard. Nonetheless, it cannot be ruled out that a loss of certain customers or suppliers could have an adverse effect on Systems' earnings or costs, particularly in the case of suppliers of products that cannot easily be replaced. Furthermore, a relatively large part of Systems' turnover is related to customers within banks and financial institutions and retail chains. Major changes in these segments may accordingly affect Systems' operations in both a positive and negative direction.

Technology development

Systems is a technology-intensive company that continuously searches the market in order to find high quality products, systems, software and hardware that meet the customers' needs for robust and cost-effective security solutions at the cutting edge of technology. Systems has a good position for, and the experience of employing new technology and belives that the increasingly brisk pace of the technology development will benefit the development of the company's services, market and its possibilities to create customer value. It is obvious however, that new technology in combination with, for example new players, can change the conditions both positively and negatively for the players that are already established in the security industry.

Acquisitions

Systems has made a number of acquisitions and its strategy is to continue to grow through, among other things, further acquisitions within existing or additional customer segments and product areas or by expanding its geographical presence. It is a risk factor that there would be no interesting objects available to acquire. Growth through acquisitions however, constitutes a risk due to the difficulties of integrating operations and personnel. Systems could incur significant acquisition costs and administration costs as well as restructuring costs or other costs in conjunction with acquisitions. There are no guarantees that Systems will be able to successfully integrate the operations acquired or that these will perform as expected once integrated.

Ability to recrust and retain key persons

Although personnel turnover among permanent personnel historically has been low, it cannot be guaranteed that Systems will not need to carry out terminations in the future or that key employees will not leave the company. An important factor for Systems is the availability of competent and well-qualified employees in the countries where Systems is already established and where Systems may establish itself going forward. Difficulties in finding suitable successors for employees that leave the company or in recruiting new employees can have an adverse impact on Systems' operations.

Legal risks

Starting-up barriers and public authority regulations

Systems' operations are wholly or partially regulated by legislation, which varies from market to market. The security market is exempted from the EU's service directive, which means that local regulations can be formulated with special consideration to the local interest, even though work is in progress within the EU to standardise and deregulate the market. This could mean that Systems will have difficulties in exploiting its competitive advantages or methods in an effective way on certain local markets.

Changes in legislation and public authority regulations can affect such factors as certification of personnel, recruitment, co-operation with local contractors, licensing issues, as well as the catigory of companies that may conduct particular types of work. In addition, local insurance companies and trade associations can impose conditions and their policies could evolve into local standards, which could influence progress in the security industry in the particular local market. This can result in timeconsuming new market entrys and involve new application procedures as well as potential obstacles and limitations for Systems and its operations.

Intellectual property rights

Systems' logotype and trademark are closely associated with Securitas. In connection with the separation from Securitas, Systems and Securitas have signed a license agreement regarding the right to use the logotype and trademark SECURITAS that initially applies through December 2010, see also "The relation between Systems and Securitas", page 72. There is nothing preventing Securitas, by itself or in conjunction with other operators, from developing services and products that compete with Systems' operations and that customers and the market therefore would confuse the trademark and other signs of recognition. It should also be noted that regardless of whether or not Securitas develops competing services and products, there is a risk of confusion between Securitas and Systems on the market, considering the fact that both companies are going to use the trademark SECURITAS. This risk of confusion could entail that Systems' use of the trademark will be prohibited subject to marketing legislation and/or that its business name containing the dominant SECURITAS will be deregistered (the same applies with regard to DANSIKRING (Denmark) and PROTECTAS (Switzerland))

After 2010, the license agreement may be prollonged by agreement between the parties. If Systems wishes to continue to use the abovementioned trademarks in its operations after 2010, but an agreement on a prolongation cannot be reached, there is a risk that Systems will be adversely affected. The same applies if the license agreement otherwise would expire. For instance, Securitas can terminate the agreement under certain circumstances, including a direct or indirect change of control over Systems. Systems has however a number of its own trademarks, e.g. Bell that is used in the UK and Ireland as well as Hamilton Pacific in the US. Building additional new trademarks may result in considerable costs, which may affect Systems' earnings and financial position negatively.

Disputes

In the ordinary course of business, Systems is occasionally involved in disputes. The disputes involve among other things, claims for compensation from customers and insurance companies in conjunction with damages or consequential damages in connection with security services carried out by Systems, alleged deficiencies in planning, service or other defaults. Even if the occurrence of disputes has been limited up until now, possible future major and complex disputes may prove costly, time consuming, resource demanding and may disrupt normal operations. Nor can the possibility be precluded of these disputes resulting in a significantly negative impact on the Group's earnings and financial position.

Tax risks

Systems' operations, including intra-group transactions, are conducted in accordance with the company's interpretation of applicable tax laws, tax treaties and regulations in the relevant countries as well as the requirements of the relevant tax authorities. However it cannot be ruled out that the company's interpretation of applicable laws, tax treaties, regulations or that the relevant authorities' interpretation of these or of administrative practice is inconect, or that such rules are changed, possibly with retroactive effect. From time to time, companies within the Systems group are subject to tax audits (at present in Spain, for example) as a result of tax authority rulings, Systems' previous or current tax situation may deterioate. When restructuring the group, transactions have been carried out at values assessed by Systems and Securitas to be fiscally correct. If a tax authority should consider that the pricing in spite of this has not been correct, reassessment may occur, which may adversely affect Systems' earnings and financial position.

Health, safety and environmental risks

Systems believes that operations are essentially conducted in accordance with governing legislation and regulations in terms of health, safety and environment. Changes in legislation and official regulation involving more stringent demands and amended terms and conditions with respect to licenses within this field, a shift towards stricter official application of legislation and regulations as well as claims for damages due to personal injury and property damage caused by shortcomings in health, safety and environment in Systems' operations, may result in fines or penalties or result in civil or criminal law measures, which could have a negative impact on Systems' operations, financial position and results. Changes in legislation or official regulations may also curtail or limit Systems' operations.

Financial risks

Currency risks

A significant share of Systems' operations are conducted outside of Sweden, which results in both commercial and financial transactions between group companies and third parties being exposed to exchange rate fluctuations. Systems' currency exposure is limited since most of Systems' purchases and sales take place in local currency on the local market. Larger purchase orders or financial transactions in foreign currencies are hedged in foreign exchange derivatives in accordance with the treasury policy adopted by the Board. In addition, the Systems group is exposed to currency risks that arise in the conversion of the income statements and balance sheets of foreign subsidiaries. This risk is hedged only by subsidiaries being funded in local currency.

Interest rate risks

Systems will partly finance its operations through borrowing. This means that part of the company's cash flow will be used to pay interest on the company's debts, which reduces the funds available for Systems' operations and future business opportunities. A future rise in interest rates could increase the portion of the cash flow that is used for interest payments and have a negative affect on Systems' earnings and financial position. In addition, Systems holds financial assets and liabilities aimed at satisfying the company's liquidity and cash need requirements of the day-to-day operations. These assets and liabilities are sensitive to interest rate changes and thus by their natures associated with interest rate risks.

Even if the above-mentioned exposures to interest rate changes and other interest rate risks are managed by using financial derivative instruments in accordance with the adopted treasury policy, there are no guarantees that these hedging activities will be sufficient.

Future capital requirements

The Board has concluded that Systmems' financial position is sound. If the company's progress deviates from the forecasted development, it cannot be precluded that in the future a situation will arise in which the company must raise new capital.

There is no guarantee that additional capital can be raised on terms and conditions favourable to Systems. If the company is unsuccessful in raising the necessary capital in the future, the company's continuing operations may be jeopardised.

Stock market risks

Share price development

Prior to the distribution of Systems there has been no trading in Systems shares. Notwithstanding the application for listing of Systems Class B shares on the O-list of the Stockholm Stock Exchange, no guarantees can be made regarding the liquidity of the share. The share price will be affected by such factors as variations in the company's earnings and financial position, changes in stock-market expectations regarding future profits, supply and demand for the shares, trends within the company's market segments and the economic trend in general. This means that the price at which the share is traded will vary.

Higher costs as an independent listed company

Prior to the implementation of the distribution of the shares in Systems, Systems is a wholly owned subsidiary of a listed company. Consequenthly, Systems has a limited operational history as a consolidated unit on the basis of which the Group can be assessed and earlier has not had any direct responsibility for corporate governance, financial reporting and the disclosure requirements that apply to listed companies.

As a listed company, Systems will be affected by increased costs for legal advice, accounting and other costs that the company has not previously been directly responsible for.

Future dividends depend on several factors

Holders of shares in Systems will be entitled to dividends as from the financial year 2006. The size of any future dividends is dependent on the company's future earnings, financial position, cash flow, working capital requirement and other factors.

Shareholders with considerable influence

Approximately 16 percent of the shares and approximately 41 percent of the total number of votes in Systems will, following the distribution, be controlled by Gustaf Douglas and Melker Schörling (directly or through companies and closely related parties). These shareholders have entered into a shareholders agreement in respect of the ownership of shares in Systems, see "Legal matters and supplementary information" on page 69. These shareholders will jointly be able to exercise a considerable influence in matters where the shareholders have voting rights.

Background and reasons

On February 9, 2006, Securitas announced its intention to distribute Systems to Securitas' shareholders and list the company on the Stockholm Stock Exchange in a bid to raise transparency, specialization and shareholder value. Thus, the Board of Directors of Securitas proposes shareholders at the Extraordinary General Meeting on September 25, 2006 to approve the decision to distribute all shares in the subsidiary Systems to Securitas' shareholders in the form of a dividend.

This distribution is a natural step in the development of Securitas. During the past 20 years the Securitas Group has expanded through organic growth and acquisitions to become one of the global leaders in security, with more than 200,000 employees and sales of SEK 66 billion (2005). Securitas has contributed to developing the security industry to become more focused and independent, with distinct market players that offer professional security. As a result of its substantial market position in most countries, Securitas has been and remains a driving force in the industry.

In a bid to stay at the frontline of developments of the security industry, it is a rational step to split up the current Securitas into individual security companies. This stage of increased differentiation and specialization is aimed at permitting a sharper focus on the service development for various customer segments, enhanced market recognition and increased potential to create shareholder value. Size and consolidation have been key concepts during the build-up of Securitas and other market- leading security companies for the past 20 years. In the future, knowledge and innovation will be crucial competitive tools.

Systems has attained such a size and level of specialization in terms of customer offering, market position, customer segmentation and business development that the advantages of complete independence are greater than the benefits of Group integration. Systems is sufficiently mature in terms of management, administration, operational control and business development to be ready to continue as an independent company in line with its specialized business model.

Systems' customers – primarily middle-sized and large companies – demand customized solutions and impose specific demands in terms of products and services. In-depth insight into customer requirements and a focus on the ability to create tailored security solutions with the utilization of new technology and systems are key factors in being competitive. As an independent company, Systems can follow an individually focused and designed growth strategy with an organization and capital structure that supports this growth.

Consequently, the driving force behind the proposed distribution is the need for greater focus and specialization deriving from customer requirements. These factors create the potential for the further enhancement of customer satisfaction, income growth and business potential, thereby raising shareholder value. Also, the break up of the current Securitas is expected to increase the transparency of each operation, while shareholders gain the potential to adjust their holdings in each company.

The Board of Securitas and the Board of Systems, both with its registered office in Stockholm, are responsible for the information in this prospectus and hereby declare that all reasonable care have been taken to ensure that the information contained in this prospectus, to the best knowledge of the Boards of Securitas and Systems, is in accordance with the facts and contains no omission likely to affect its import.

Stockholm 5 September 2006
Securitas AB (publ)

The Board of Directors

Stockholm 5 September 2006
Securitas Systems AB (publ)

The Board of Directors

Terms and instructions

Provided that the Securitas Extraordinary General Meeting on 25 September 2006 resolves to distribute all shares in Systems to the shareholders in Securitas by means of a dividend distribution,[1] a person registered as a shareholder on the record day, 28 September 2006, will be entitled to receive one share in Systems for each share held in Securitas.[2] Except for being registered as a shareholder on the record day (directly registered or through a nominee), no further measures are required in order to receive shares in Systems.


One Class A share in Securitas
One Class A share in Securitas Direct
One Class B share in Securitas
One Class B share in Securitas Direct

Distribution ratio

For each Class A share in Securitas, one Class A share in Systems (and one Class A share in Securitas Direct) will be received, and for each Class B share in Securitas, one Class B share in Systems (and one Class B share in Securitas Direct) will be received. In total, 17,142,600 shares of Class A and 347,916,297 shares of Class B will be distributed.

Record day

The proposed record day with VPC for determination of who is entitled to receive shares in Systems is 28 September 2006.


25 September
28 September
29 September
Extraordinary General Meeting in Securitas
Last day of trading including right to dividend
Record day
Expected first day of trading in Systems on the Stockholm Stock Exchange (shares registered on VPC account)

Receipt of shares

Those who on the record day are registered in VPC's register of shareholders in Securitas will receive shares in Systems without any action or their part. The shares in Systems will be available on the entitled shareholders' VPC account the day after the record day. VPC will then send a notice stating the number of shares registered on the VPC account of the receiver.

Those who for some other reason are entitled to the dividend are requested to follow the instructions separately issued by VPC, when applicable, in conjunction with the record day.

Nominee-registered shareholdings

Shareholders whose holdings in Securitas are nominee-registered with a bank or other nominee will not receive any notice from VPC. Notification will instead be made in accordance with the respective nominee's general practice.

1) The resolution will be made public by way of a press release immediately following the General Meeting on 25 September 2006.

2) According to Swedish law and Securitas' Articles of Association respectively, no special rights exist for shareholders who vote against the proposed dividend distribution at Securitas Extraordinary General Meeting (so-called dissenters' rights in the US). Consequently, if shareholders holding at least 50 percent of the votes cast, vote in favour of the proposal, such a resolution will bind all shareholders in Securitas, including those shareholders who have voted against the proposal, and all shareholders in Securitas will accordingly receive shares in Systems subsequent to the approval of the distribution at the General Meeting.

Listing

The Board of Directors of Systems has applied for the listing of the company's Class B shares on the O-list of the Stockholm Stock Exchange. The proposed size of each trading lot is 500 shares. Trading on the Stockholm Stock Exchange is expected to start on 29 September 2006. Effective 2 October 2006, the Class B shares in Systems will be listed and traded on the Stockholm Stock Exchange's Nordic List. The company's ticker on the Stockholm Stock Exchange will be SYSI. The ISIN code for the Class B share is SE0001785197. Systems does not intend to apply for the listing of Systems' share on any stock exchange or market place other than the Stockholm Stock Exchange. Furthermore, Systems does not intend to register the shares under the United States Securities Act of 1933 or any other foreign equivalent, or take any other action that would render Systems subject to the periodic reporting requirements of the United States Securities and Exchange Commission.

Right to dividend

The shares in Systems will entitle to dividend as from the financial year 2006. Payment of dividends, if any, will be effected by VPC or, in the case of nominee-registered shares, in accordance with the respective nominee's general practices. For further information, see "Dividend policy" on page 18.

Comments by the CEO

Systems aims to be an organization with short decision-making processes, clear responsibility and a clear customer focus at all levels.



Dear future shareholders,

Systems is now becoming its own, independent, listed company after a number of years as a business area within the Securitas family. This prospectus intends to provide a clear picture of us as a company – what we do, how we make money, where we want to go further.

Let me initially say, that we are specialists in protecting and securing operations for large and demanding customers, customers for whom security is important. Banks and financial institutions are one such customer segment, but we also work with many industrial companies and retail chains.

We build and integrate advanced technical systems, constructed upon a series of different components from different suppliers. We know how to put together these products and services to deliver a functioning overall solution for the customer.

Since the formation of the division in 2001, we have increased our presence in several countries while at the same time significantly improving both sales and earnings. We are constantly discovering new opportunities and realize how much more we can do, and should do, in order to become a word-leading security systems integrator.

From the Nordic region to the world.
Systems is changing. From having been a Swedish and then a Nordic technology company, the emphasis has now shifted to the major countries in Europe, such as Spain, UK, France and Germany. Recently, we have also established ourselves in the US. Our presence in Europe is very strong today. We are one of the leading players in Europe both geographically and financially.

To establish ourselves as a world leader, naturally requires that we succeed in the major markets where competition is fierce. This includes the US, UK, Spain and France where there are a large number of players, and few regulations limiting competition. The success we have atteined in these countries inspires us internally.

We have for example been very successful in Spain and France for many years. However, the major breakthrough during 2005 was that Systems in the US, following its latest acquisition, is on the way to becoming our largest unit.

Our future challenges consist of ensuring that the operations in our major countries develop like those in Spain and France by means of continuing to focus on value for the customer and knowledge.

Market and growth opportunities
We have a small market share, three percent, in a highly fragmented market that is growing through technology development and globalization.

This fragmented market represents a great opportunity for companies that can succeed in combining dynamics and high end specialist competence in their company culture. A number of our competitors are dependent on in-house produced products that are sold through their own organizations. We remain at liberty to choose the best for our customers. This is a significant advantage on a market where the customer does not want to be locked into the product but wants the possibility to freely choose the one that delivers most value for money.

The fact that customers are becoming more international creates an increasing need for global security partners. We have to be established where the customers are and where they are currently aiming to be. There is plenty of scope for us to grow both organically and by means of acquisitions.

Growing in a global market requires a clear strategy in order to avoid too many growing pains and unnecessary risks.

Over the years, we have learned the importance of first developing our existing operations to the point where can we see that an acquisition will contribute and when we can determine which companies to acquire. Today, we have double-digit growth and margins with a good cash flow. Our challenge is to continue to maintain high growth through dynamic business development in all parts of the company.

Customers and competence development

Our employees' good knowledge of the customers, their operations and needs, is one of our most important assets and can be a crucial factor in many acquisitions. Many companies talk about proximity to the customer, but I can guarantee that it is a living reality for us in our daily work. Securing our customers' operations forms the core of our business concept.

High demands are placed upon those in senior positions to inspire their employees to develop and adapt in order to meet the needs of the customers in the best possible way. We have already realized that the challenge is internal. Our task is to systematically attract and develop our employees. As technology is so crucial for our future growth, it is clear that demand for well-trained employees, will be critical for driving the internal development. We will therefore invest even more in the recruitment of high end specialist competence and competence development. With a starting-point in our strategy – customer focus, knowledge and growth – I look very positively on our opportunities to continue our successful journey. Future shareholders should have high expectations on us, and it is my task and desire as well as that of my employees, to do our utmost to live up to the expectations. We feel that the journey has just begun!

Juan Vallejo
CEO

Market description

The market for security systems

The market for security system solutions includes video surveillance products, products for access control, intrusion protection, fire protection and integrated security systems as well as analysis, design, installation and maintenance of these products and systems and services for alarm centers and security centers. The annual value of the market is estimated to amount to approximately MSEK 245,000 in Europe and the US, of which approximately 48 percent is in the US and 43 percent in the five largest European security markets Germany, UK, France, Italy and Spain[1]. Services to banks and financial institutions are estimated to amount to 11 percent of the market and services for retail chains to 13 percent. The security market has a higher rate of growth than GDP and the fastest growing area is security systems. The highest growth, a double digit figure, is displayed by video surveillance, while the growth within intrusion protection and fire protection is more limited. Total growth is estimated at 6–8 percent. The market structure is very fragmented, with a large number of local companies in each market as well as some large international operators such as ADT, Siemens, Diebold, and Chubb, all with relatively low market shares. Certain consolidation has taken place by means of take-overs and this trend is expected to continue.

Systems' organization is based on two geographical segments. US/UK/Ireland and Europe (except from UK and Ireland). The two segments display similar structures with regards to customers but differ regarding market structure and regulations.

US/UK/Ireland

The US market and the market in the UK and Ireland display major similarities and many companies have operations in both countries since, among other things, the language is a facilitating factor. The American market lacks really large national players. The large product companies that exist most often account for a major part of the sales activities to the end customer, who then has the installation performed by a company with local presence, a structure that is also evident for the same companies in the UK. These markets are also characterized by relatively few and clear rules, for example the British Standard (BS).

Europe (except UK and Ireland)

Most of the European markets have a low degree of price transparency. The market is also characterized by fragmentation with many players, both in the production stage and in the installation and integration stages. The installation stage consists to a certain extent of electrical contractors. Only on the Nordic markets are there really large national integrators. Very few players have the capability to co-ordinate installation and service across Europe. There are also only a small number of players in each country that can be said to be nationwide. This is often regarded as a shortcoming by large international customers, whose number is increasing through the ongoing globalization. Besides the language differences, these markets display a significantly more varied collection of different regulations that despite European standardization still limit a free flow of products and services.

Other markets

Markets outside the US and Europe are, in most cases, fragmented and more production orientated. Demands for quality vary greatly between domestic customers and large international companies and banks. The latter require the same security solutions as those already established on their respective home markets. Growth is higher than in the US and Europe, but from a considerably lower starting point. This applies particularly to Asia, with China as the foremost example. Australia constitutes an exception and resembles in many respects the US, UK and Ireland.

Security technology

Security technology includes four main areas and is a form of umbrella technology. The four major areas are intrusion protection, fire protection, access control and video surveillance. The umbrella technology consists of a basis for administering the daily operation of the system, as well as a basis for decision-making in the event of incidents.

The role of IT and IP technology is increasing within all areas. The most rapid development is within video surveillance with pattern recognition, picture transfer and continuous and incident-triggered sequence storage. The slowest develop-

1) Systems has not estimated the market outside these geographical areas.

ment is within fire protection where varying regulations hamper the development.

Communications technology also results in new roles for monitoring centers as security centers with the possibility of a significantly wider area of responsibility. Assisted by modern technology, video surveillance can be administered remotely and the customer's security administration can be outsourced.

Driving forces of the market

The increased vulnerability of society

The security market is partly driven by the increased vulnerability of modern complex society. Cost-effective production and delivery systems combined with dependence on the availability and reliability of IT systems, implies that companies become increasingly vulnerable to operational shutdowns, which if extended could result in the loss of customers and market share. An important focus therefore will be to protect the company from operational disruptions to the greatest extent possible. Many forms of insurance also require specific technical security systems in order for the cover to apply.

More technology and complexity

Products and services are becoming increasingly complex and technology is becoming a more important aspect of the companies' offering. The complexity makes it costly for companies to provide services internally. The IT sectors' development is propelling higher technical content in technology-related sectors as this enables these sectors to become more efficient. Continued technological development leads to more efficient solutions and lower prices.

Increased specialization and outsourcing

Focus on the core business is a global trend. When individual companies operate on the entire world market, it becomes necessary to specialize operations in the areas in which they are the most competitive. This leads to increased outsourcing. Further, large companies often choose to have only one supplier for each service in order to reduce procurement costs and thereby achieve greater efficiencies in administration.

More basic security services can be provided via several different types of suppliers. Many customers however, require partners who understand their operations and who can take overall responsibility for the security solution. This usually leads to less price pressure as the service that is supplied is less homogeneous.

Increased service content

Complex products often result in greater service content. There is a requirement that the product should complement the customer's existing operations in an effective manner. In order to operate to satisfaction complex products often require regular supervision and maintenance. In this manner, the majority of the products sold, are also complemented with associated services.

Crime and terrorist attacks

Increased crime contributes to pushing further demands on the entire global security industry. Criminals develop their methods to keep pace with higher levels of technology and security, thus more sophisticated solutions are required. In recent years, threats of terrorist attacks have also increased security requirements in both companies and institutions. When the threat becomes clearer and the nature of the threat even more complex, new products, new solutions and new ways of thinking are required.

Systems' competitors

Customer group	Europe	US
Bank and financial institutions	Chubb (UTC) ADT (Tyco) G4S Bosch	Diebold ADT (Tyco) Red Hawk Gunnebo
Retail chains	Rentokil/Initial	ADT (Tyco)
General	ADT (Tyco) Chubb (UTC) Siemens G4S Local security contractors Electrical contractors IT company	HSM Stanley Ingersoll Rand (IR) Siemens Local security contractors IT company

Systems' competitors are made up of both smaller local players within security systems, local IT companies, and electricians that partly offer the same or similar products and services as Systems. In addition there are a number of larger companies within security systems in the markets in which Systems operates, of which the most important are described below.

Chubb
Chubb is the security system portion of the American company United Technologies Corporation (UTC). UTC operates within a large number of areas such as defence material, lifts and security solutions. Chubb is principally focused on security systems to the bank and financial sector. The company mainly operates on markets within the British Commonwealth.

ADT
ADT is American conglomerate Tyco's division for electronic security installations. The company operates within several different customer groups. ADT is strong, principally in the US and the UK but also has operations in Europe. Tyco also has a significant product operation within security systems, alongside ADT.

Rentokil/Initial
Rentokil/Initial is an international British company within business services. Within security systems, the company is primarily active within retail chains. Rentokil/Initial mainly has operations in the UK, Netherlands, France and the US.

Diebold
Diebold is an American service company within, among other things, security systems and cash dispensers. The company principally operates within banks and financial institutions in the US, UK and Ireland.

Siemens (Building technologies)
Siemens building technologies is the German technology company, Siemens, division for technical infrastructure within security, convenience and efficiency. The company is mainly active in Germany and in the US and is very large within fire protection installations.

Information regarding market growth and market size and market shares and Systems' market position in absolute terms or in relation to competitors as noted in this prospectus represent Systems' overall assessment based on both internal as well as external sources. Systems is not aware of any single available statistical data that provides a pertinent picture of Systems' markets. The sources on which Systems has based its assessment include industry statistics, information from independent research organizations such as Frost & Sullivan and information from subsuppliers. Systems has endeavored to accurately reproduce the information from these sources in the prospectus. Neither Systems nor Securitas have, however, verified the information from these sources. To the knowledge of Systems and Securitas, and as far as they can judge, no factual information has been omitted that could render the data inaccurate or misleading.

Business concept, goals and strategies

Business idea

Systems shall through knowledge of the customers' individual needs supply solutions within technical security systems to professional customers with high security demands.



Goals

Systems' goal is to become one of the leading companies within security systems integration in the major markets in Western Europe and in the US. In the longer-term, the goal is to become a leading global player.

Systems has two further main financial goals:

- An average sales growth exceeding 10 percent, including acquisitions.
- An average return on capital employed exceeding 20 percent.

Growth

The growth figure for Systems' relevant markets is assessed to amount to approximately 6–8 percent, (see the section,"Market description" on page 14). Systems aims over time, to grow faster organically than the market average and to complement this organic growth with acquisitions. This has laid the foundation for the chosen growth target of over 10 percent. Growth, including acquisitions is considered strategically important in order to maintain a strong market position with good opportunities for high long-term returns.

Profitability

Systems estimates that the chosen profitability target represents a good balance between both the requirement to generate a high return to investors in the company (in line with the historic performance of the operations), and that the profitability target in itself should not form an obstacle to growth.

Strategy

Systems' strategy has three foundation pillars:

- Customer focus
- Knowledge
- Growth

Customer focus

Systems strives for a deep understanding and knowledge of the customers' operations and their total security needs. By being close to the customers, Systems can actively participate in the entire value chain within security systems, from analysis of the customers' starting point and needs, by way of system design and system integration to service and evaluation.

The first installations within a customer segment or market are used as a basis for understanding the customers' needs and present situation in order to deliver the best possible service to these customers.

Knowledge

Systems can offer market-leading solutions based on advanced technological knowledge and familiarity with the customers' needs. Systems assesses that advanced technology will become an increasingly important ingredient for success and is accordingly investing significant resources to identify and take advantage of technological opportunities and turn these into new and improved cost-effective solutions. With advanced technology as well as systems and integration knowledge, Systems is reaching even higher in the value chain within security systems.

Growth

Systems' growth is made possible through the combination of a decentralised and entrepreneurial organization, an expressed focus on customer segments and strategic company acquisitions. The highly fragmented market means that size becomes an important competitive factor as a larger player can benefit from size synergies and has greater opportunities to service customers both nationally and across country borders. Market leadership is also regarded as a way to achieve good profitability. The Company has a clear focus on customers with high security demands. An important part of the strategy is to become market leading within chosen customer segments with high growth such as banks and financial institutions and retail chains. These customer segments are then used as a basis when expansion takes place in other customer segments that have reached a corresponding degree of sophistication. Acquisitions are made with the aim of establishing or strengthening operations within these chosen customer segments or other customer segments that display high growth or have major security needs. This can also mean establishment in entirely new countries. Systems aims to identify companies with well-functioning operations, rather than larger companies in need of reorganization. The acquired companies must have the potential to reach the profitability target within 2–5 years. The period varies depending on the size of the acquisition, the market and customer orientation.

Dividend policy and capital structure

The Board of Directors intends to apply a dividend policy implying that the yearly dividend level, adjusted to Systems' earnings, financial position and other factors that the Board of Directors considers relevant, should normally correspond to 40–50 percent of the company's free cash flow.

Systems will obtain a capital structure in conjunction with the distribution from Securitas, whereby the capital employed will be financed by approximately 60 percent equity and 40 percent net debt respectively, which corresponds to net borrowing of approximately MSEK 1,400. In addition, Systems has negotiated a credit facility (see "Shareholders' equity, indebtedness and other financial information" on page 44), in connection with the listing process, which provides scope to increase borrowing to MSEK 3,000 in total. Systems has elected not to establish a specific capital structure target in terms of for example debt/equity ratio or debt multiples. Systems will however monitor the capital structure development continually, in order to ensure that it is appropriate with regard to the ongoing working capital needs and needs of capital for expansion, e.g. for acquisitions. Expansion, as far as considered appropriate, will first be financed by funds generated internally and by debt-financing. The assessment will be made with regard to, among other things, anticipated earnings and cash flow for existing and possible acquired operations and the risks that are considered to exist for deviations from the expected outcome.

Operations

Introduction

Systems supplies security systems and services that secures the customers' employees, production and facilities. Systems' offering is based on knowledge and specialist competence regarding how technical security products within for example video surveillance, access control, intrusion protection and fire protection can be integrated with communication and IT systems.

Systems' sales are made up of integration/installation of security systems (60 percent), as well as services and after-sales services related to the system in the form of maintenance, monitoring, alarm services, security centers and other customer service functions (40 percent). There is a strong connection between integration/installation and sales of services and after-sales services since the installation customer in most cases enters into an agreement to purchase services related to the system.

Systems has been an independent division within Securitas up to now. Its operations have developed from a number of smaller and secondary operations in Securitas to become one of the major players in Europe and in the US within security systems integration. Growth has averaged 16.9 percent per year for the period 2003–2005.

Systems operates in 13 European countries and in the US, Hong Kong and Australia. In Australia, the operations only consist of the product company PACOM. Systems has leading positions in Sweden, Norway, Finland, France and Spain. Systems' customers are found within some 20 sectors, all with high security requirements. The Group has a strong position within the prioritized banks and financial institutions segment in the US, UK, Spain, France and the Nordic countries. Retail chains is another prioritized customer segment. Systems has approximately 4,900 employees. The operations are organised into two geographical segments:

- US/UK/Ireland
- Europe (except UK and Ireland)

The operations do not differ significantly between the segments. Disparities are most clearly evident in market conditions and regulations.

The market for security systems is global but very fragmented and Systems has a competitive advantage in the presence that the company has built up on the large European markets and in the US since it will facilitate a continued expansion. Systems' market share amounts to 4 percent in Europe and 1 percent in the US.

FINANCIAL DEVELOPMENT


%
6,000
5,000
4,000
3,000
2,000
1,000
0
14
12
10
8
6
4
2
0
2003
2004
2005
Sales
Operating margin

SALES PER GEOGRAPHICAL SEGMENT


1%
26%
73%
US/UK/Ireland
Europe (except UK and Ireland)
Other

Information concerning Systems from the Securitas Annual Report

MSEK unless otherwise indicated	2005	2004	2003
Sales	5,798	4,724	4,026
Organic sales growth (%)	*6*	*1*	*5*
Operating income before amortization*	669	554	434
Operating margin (before amortization) (%)	*11.5*	*11.7*	*10.8*
Operating income after amortization	619	542	375
Operating margin (after amortization) (%)	*10.7*	*11.5*	*9.3*
Operating cash flow	463	670	468
Investments in fixed assets	147	118	98
Depreciation	123	106	95
Operating capital employed	*899*	*575*	*703*
Capital employed	3,547	2,719	1,061
Return on capital employed (%)	*19*	*20*	*41*

* Before amortization on acquisition related intangible assets and acquisition related restructuring costs but after amortization and depreciation on tangible assets and other intangible assets.

Business Model


Service and maintenance
Integration/ Installation
Customer Service/ Security center
Customer focus
Technology
Value
Analysis/ Design/ Sales
Evaluation/ Upgrades
• Video surveillance
• Access protection
• Intrusion protection
• Fire protection
• Communication
• Complete solutions
• High security
• Scalability
• Cost efficiency

Customer focus

Systems offers the customer a complete solution for their security needs based on knowledge and specialist competence. By first analyzing and understanding the customer's operations and risks and then designing a customized security system, Systems creates customer value, often with the support of having worked with other customers with similar needs. This customer-orientation strategy has proved to be successful by virtue of the opportunity to sell an overall concept to every individual customer.

The business model is focused on identifying and developing specific offerings for different customer segments. Systems focuses on the parts of the value chain that lie closest to the customer which makes a close dialogue possible in not only the early analysis, design and specification work of an installation, but also in the services for maintenance and after-sales service where the agreements runs for several years. As an integrator, Systems can offer its customers all parts of the value chain which also includes outsourcing and taking over parts of the security responsibility. This provides the customer with better opportunities to focus on their core business and many customers have accordingly opted to expand contacts with Systems, both nationally and internationally.

System integration/installation

Integration/installation sales mean that Systems, based on analysis of the customer's needs, designs and installs an integrated system employing the optimum protection technology. The protection can consist of video surveillance, monitoring, access control, intrusion protection and fire protection as well as communication and information analysis. An installation can cover both one as well as several facilities, it can cover newly built properties or constitute replacement or modernization of older systems in existing properties.

Systems' knowledge of its customers' needs and its specialist competence in putting together security products in order to create an integrated system solution is the core in the customer offering.

Systems has chosen a strategy in relation to the installation of security products in which it is not dependant on any specific product supplier and has for reasons of cost efficiency, concentrated its purchasing volumes on a number of selected suppliers. The market for security products is relatively consolidated, which means that many of the products are used by several different integrators/installers. The difference between different types of integrator/installers lies in how they utilize these products and to which extent they succeed in creating an integrated system solution that meets the needs of the customer.

Services and after-sales service

Systems' services include monitoring and security via customer service functions, as well as connection to Systems' central security center where Systems functions as the company's own security department, as well as pure technical maintenance and after-sales services. Security centers and customer service functions represent an important and growing part of Systems' range of services. By connecting the customer's security system with a central security center, the security can be made more efficient and the customer's security level enhanced.



Revenue model

Approximately 60 percent of Systems' revenues are generated by integration/installation of security systems and approximately 40 percent from services and after-sales service related to the systems. There is a strong connection between these, and Systems' revenue model is built on a combination of integrations/installations and agreements regarding after-sales service and services in order to create stable growth.

Systems delivers services in the form of knowledge and specialist competence, that are combined with purchased security products to form integrated security systems. Purchased products only constitute 20–25 percent of total sales and around 30–35 percent of installation sales. The main part of Systems' revenues thus comes from sales of services such as analysis, planning, design, installation, start-up, customer training, regular service and maintenance and trouble shooting, as well as other services.

EXAMPLE: GROWTH IN BOTH INSTALLATION AND AFTER-SALES SERVICE BUILDS HIGH GROWTH


Sales
400
350
300
250
200
150
100
50
0
Total
Service
Installation
1
2
3
4
5
6
7
8
9
10
Year

EXAMPLE: INSTALLATION/SERVICE SPLIT


%
100
80
60
40
20
0
1
2
3
4
5
6
7
8
9
10
Year
Installation
Service

On the assumption that each installation generates service revenues of approximately 9 percent of the basic installation per year and inflation/cost increases will be at 3–5 percent, after approximately ten years the relationship between service invoicing and installations will be approximately 40/60 with average figures for installation sales and service costs. This applies to a company in a growth phase, such as Systems. The divergences between countries are nevertheless considerable. In France for example, significant volumes of service accounts and alarm center accounts were acquired through the respective Clemessy and Eurotelis acquisitions respectively. These operations had a low proportion of new sales and low growth. Systems US, on the other hand, had a considerably lower proportion of service invoicing, since the originally acquired operation, (Pinkerton) lacked a service tradition. However, the US operation is today displaying good growth within both new installations and service.

Systems' revenues are less dependant on market conditions than in the case of many other businesses. It is principally agreements within after-sales service and services that provide stability by virtue of their length. Even though the contractual length of the agreements usually are 1–3 years, the actual duration for the majority of customer relationships is 7–10 years. Beyond that, the already installed security system is changed continuously which automatically provides a base of small, but numerous, complementary installation projects. Certain repair needs outside the scope of the agreement also generate further regular revenues. All of these factors contribute to stable revenues that altogether represent approximately 40 percent of Systems' yearly revenues. On certain geographical markets where Systems has been active for a long time, such as Sweden, Spain, and France, the share can even be higher.

Deteriorating market conditions often mean that many customers decide to accelerate the rapid ongoing transformation from personnel-intensive security to the more cost-effective technical solutions that Systems offers. In the case of installations and system solutions for new commercial real estate, however, a certain correlation may be seen between weaker market conditions and subdued demand.

Normally Systems works directly with its customers. In certain cases, Systems may however act as a partner to other security companies. Such partnership however constitutes a relatively minor part of Systems' total sales.

Customers

Systems' customers are medium sized and large companies with high security demands. Systems two largest customer segments, banks and financial institutions and retail chains, are found on most of the company's markets. Apart from these, the organization in each country determines which customer groups are the most interesting to cultivate further on the local market. This local market knowledge is then transferred to the company's other markets. The focus on specific customer segments provides increased knowledge of the customers' security needs and makes it possible to adapt the entire value chain accordingly. This also facilitates identification and integration of acquisitions since most of the potential acquisitions are specialised within a given customer segment.

Banks and financial institutions

Banks and financial institutions is the customer segment where Systems has the strongest position. It is characterized by high demands on security to protect assets and personel from robbery and other threats. The product offering therefore consists of security solutions for all the banks' units. It includes products, installations, service and a number of services such as customer service, alarm monitoring and response, remote monitoring, cash dispenser handling as well as training of those responsible for the alarm and security (i.e. the entire value chain). When Systems establishes itself on new geographical markets, the first concentrated effort often occurs within this customer segment.

Retail chains

Retail chains are characterised by the fact that they have many similar units spread across a large area, often an entire country or several countries. Another common factor is that these customers in common often want to have a uniform security concept, an overview over costs and functions, as well as some kind of functional guarantee for the overall system. Intrusion protection, alarm monitoring, video installation and monitoring, helpdesk and statistics are the main parts of the value chain for these customers. This customer segment is growing rapidly both in Europe and in the US and Systems is increasing its presence in it.

Other customer segments

Besides banks and financial institutions and retail chains, Systems has customers within a number of different sectors, for example, logistics, telecommunication, energy, biotech and automotive. These sectors are all characterised by high security demands within their respective fields of operation. More often than not, Systems' customers within these areas are large companies.

SYSTEMS' CUSTOMERS

Banks and financial institutions	Telecommunications	Museums	Airports
	Biotechnology	Prisons/legal system	Universities
Retail chains	Logistics	Service	Seaports
Automotive	Energy	Shopping centers	Defence

Systems' service and product range

Overall concept

Systems assumes responsibility for the overall security needs of the customer and is responsible for analysis, design, planning and training around the security products and the integrated security systems in conjunction with installations as well as services and after-sales service.

The security center is a relatively new concept that is a further development based on traditional alarm centers. In a traditional alarm center, the monitoring of several alarm installations is interlinked in order to allow prompt reaction to alarms so that personnel can be put in place at all times of the day and night.

In a security center however, several different types of security installations are connected together and integrated in order to offer the customer an overall picture of their security situation.

This integration provides Systems with the possibility of taking over responsibility and the operation of several systems and handling certain administrative duties such as access control from a distance. Systems is continuously developing its security centers with the intention that all types of security systems may be remotely controlled and made more efficient. For this reason, security systems are equipped in certain cases with additional advanced technology in the form of sophisticated communication systems.

Systems currently has more than 160,000 customers connected to 17 security centres in 9 countries. These security centers at present manage the customers' access control systems, surveillance cameras, fire alarms etc. The more refined technical service and maintenance agreements however constitute up to now most of the sales and after-sales revenues.

Security centers generate substantial customer value by virtue of the fact that the system utilized can distinguish what is important to the customer and handle other matters automatically.

Video surveillance is a service that has risen and grown strongly during the last 10 years. Systems can make surveillance systems more efficient by allowing it to be "more intelligent". Video surveillance can be event-controlled by allowing a camera to be activated only when something moves in front of it or if a new object comes into the scanning range. Another possibility is to allow traditional security patrols to be replaced by cameras that randomly or in a certain sequence actively scan parts of the customer's premises.

During recent years, integrated security systems and management systems have also increased sharply. Modern communication solutions, IP-communication and complete digital systems for picture storage, picture transfer and picture handling all represent examples of solutions that demand more and new competence within the security industry. Utilization of these solutions also requires increased competence within IT and the IT security field.

Products

Systems' range comprises a series of technical security products for video surveillance, access control (card readers, communication solutions, barriers, security doors and similar), intrusion alarms, and fire protection as well as security and communication management systems.


Customer
SYSTEMS SECURITY CENTER
Access control
Intelligent video surveillance
Alarm receiving
Service/Maintenance
Help desk/ technical support

Systems can with the assistance of the Security center, from a distance, take over parts of the customer's security system. Examples of such parts include alarm reception/verification, access control, video surveillance, service and maintenance as well as technical support. The customer can accordingly gain more effective administration of their security system and focus on their own core business.

Product procurement

Co-ordination of product procurement occurs at Group level in order to ensure that the company receives the best possible terms as well as to build long-term relationships with the major and leading product manufacturers in the security industry such as GE Security, Bosch, Panasonic, Honeywell and Tyco. The chosen product suppliers delivers to all geographical markets where Systems operates.

Despite this strategy, Systems is careful not to become too dependant on any individual supplier as the company must be prepared to change suppliers relatively quickly if technological developments demand it. No supplier accounts for more than 10 percent of the total procurement.

Product development

Systems strong customer focus and proximity to its end customer provides important knowledge regarding the customer's present and future needs. This knowledge, together with the position as a major customer, lays the foundation for close dialogue and feedback with the major chosen suppliers, when future products and concepts are developed.

Systems does not conduct any product development apart from PACOM in Australia which mainly develops intrusion protection systems that communicate using the customer's existing network. PACOM has been one of the leading in this segment for more than 10 years. These products are particularly suited for customers within the prioritized sectors, banks and financial institutions and retail chains. PACOM's annual costs for product development amount to MSEK 17.

Future product and security technology

It is important to understand the connection between the different areas within security technology in order to best take advantage of the new possibilities. Systems has recently started a co-operation with Lund University, which aims to improve knowledge about how security informatics may influence developments within the security industry and how products, solutions and the roles of different players will look in the future. Besides Systems, Assa Abloy and Axis Communications is also participating in this collaboration, which is planned to continue for four years.

THE DEVELOPMENT OF THE SECURITY MARKET


Integrated systems
Integration starts, video-surveillance
Access control
Intrusion protection
1970's
Micro processor
1980's
PC
1990's
Internet, Windows, Video surveillance
2000's
Broadband, High-speed communication

The pace of technical development is accelerating and Systems aims to be at the leading edge of it.

Investments and fixed assets

Systems' investments in tangible fixed assets are limited (approximately 2–3 percent of turnover). Systems' tangible fixed assets consist principally of office and production equipment and Systems has in the present situation no ongoing or anticipated significant investment projects.

Environmental impact

Systems assessment is that there are currently no environmental factors that to any significant extent could affect the company's use of its assets.

Case study: Systems' co-operation with Scania

Scania is one of the leading global manufactures of trucks and buses for heavy transport as well as industrial and marine engines. A growing share of the operations are made up of products and services within service and financing.

Scania operates in around one hundred countries and has 30,000 employees of which approximately 12,000 are in Sweden. Futhermore, about 20,000 people work in Scania's separate sales and market service organization.



Systems co-operation with Scania is an example of an integrated total undertaking for a skilled customer with high demands regarding functionality and security.

Systems has been commissioned by Scania to develop and supply customized security solutions with the aim of preventing and minimizing damage as well as theft at all of Scania's production facilities in Sweden. The goal is to secure an optimized security level and security cost through a controlled mix of technical systems and manual services.

Systems has a full service undertaking with regard to all security technology at Scania's facilities in Södertälje, Oskarshamn, Sibbhult, Falun, and Luleå.

A starting point for the security solution is that Scania has decided to use one card for the employees that shall function for authorized entry as well as for lunch charging etc. A central database from Systems for access control in Södertälje integrates a number of the facilities' access control systems. Employee access is thereby facilitated to and between facilities, while at the same time, security can be raised and total administration costs can be kept down.

The Södertälje facility

The Södertälje facility has around 7,500 employees and apart from the head office and product development unit, there are also several production units within the approx. 3.5 square kilometer large area that is surrounded by a 10 km long fence. Final assembly of chassis for both trucks and busses takes place at Södertälje. All security technology at the Södertälje facility is administered centrally and is based on Systems' standard solutions, which deliver secure operations and low service costs.

Intrusion alarm systems

Intrusion protection devices are remotely monitored and remotely controlled from Systems' management system which connects local sub-centres. The software system gives a clear site picture with area pictures, detailed pictures, reaction texts and status.

Access

Access control of doors and gates are remotely monitored and remotely controlled by a management system that connect card readers, cameras, entrance telephones and controlling devices. The software system gives a clear picture of the situation with images and vioce contact. Access can be authorised and remotely controlled by means of control functions.

Communication

Security installations utilize Scania's own network, which reduces installation, service, and administration costs.

Method

All buildings are continuously inventoried by Systems with the aim of proactively preparing proposals to comply with jointly established and agreed security levels.

Scania's Head of Security Lars Thaning: "With its knowledge of our operations, Systems can be expected to supply technology that together with human resources provides optimal protection for our operations. Furthermore, we expect a continual pro-activity to deliver the right security at the right price in which knowledge of the nature of the threat together with technology in co-operation with human resources are integral parameters."

Organizational structure/primary segments

SYSTEMS' ORGANIZATION CHART


Systems
Juan Vallejo
Technolgy/Sourcing/Logistics
Rolf Norberg
Finance
Peter Ragnarsson
US/UK/Ireland
Europe
Sweden Norway Denmark
Finland Spain France
Germany Portugal Belgium
Netherlands Switzerland
Other
Hong Kong
Australia

Systems' operations are divided into two geographical markets (primary segments). US/UK/Ireland make up one segment and Europe (except UK and Ireland), the other. The operations outside of the US and Europe as well as the head office are reported under Other. The operations do not differ significantly between the segments. Disparities are most clearly evident in terms of market conditions and regulations. This is described in greater detail in the section, "Market description" on page 14. A financial summary of the two segments is presented below.

Key ratios: US/UK/Ireland

MSEK unless otherwise indicated	2005	2004	2003
Sales	1,317	784	413
Operating income before amortization*	98	44	0
Operating margin before amortization* (%)	7.4	5.7	0.0
Investments	–17	–8	–2
Number of employees	1,008	817	270

Key ratios: Europe (except UK and Ireland)

MSEK unless otherwise indicated	2005	2004	2003
Sales	4,442	3,925	3,613
Operating income before amortization*	617	531	450
Operating margin before amortization* (%)	13.9	13.5	12.5
Investments	–129	–109	–96
Number of employees	3,842	3,697	2,944

Key ratios: Other

MSEK unless otherwise indicated	2005	2004	2003
Sales	55	27	N/a
Internal sales	–17	–12	0
Operating income before amortization*	–46	–21	–16
Operating margin before amortization* (%)	N/a	N/a	N/a
Investments	–1	–1	N/a
Number of employees	53	56	2

* Before amortization on acquisition related intangible assets and acquisition related restructuring costs but after amortization and depreciation on tangible assets and other intangible assets.

Legal organization structure and important subsidiaries

Systems has a legal structure in which the country organizations constitute subsidiaries that are directly owned by the parent company or the holding company in the respective country. However, operations in Ireland, Hong Kong and Australia lie under Securitas Systems Holding UK Ltd.

Directly-owned subsidiary	Participating interest (%)	Domicile and operations, country
Securitas Response AB	100	Sweden
Securitas Systems Sverige AB	100	Sweden
Securitas Systems Holdings AS	100	Norway
Securitas Systems Holdings OY	100	Finland
Securitas Systems SAS	100	France
Securitas II Seguranca Electronica SA	100	Portugal
Securitas Systems Deutschland Holding GmBH	100	Germany
Securitas Systems Holding UK Ltd	100	UK
Dansikring Systems A/S	100	Denmark
Securitas Systems Spain SL	100	Spain
Securitas Secruity Systems US Inc	100	US
Securitas Systems BV	100	Netherlands
Securitas Systems NV	100	Belgium
Protectas Systems SA	100	Switzerland
Other important indirectly owned subsidiaries that account for at least 5 percent of the Systems group's turnover		
Securitas Systems AS	100	Norway
Securitas Systems Oy	100	Finland
Bell Security Ltd	100	UK
Securitas Sistemas de Seguridad SA	100	Spain

Case study: Business Academy Bexley

Managed, integrated system protects UK's pioneering academy

The Business Academy Bexley is a publicly funded independent 'Academy', which specializes in Business and Enterprise. It is owned and managed by the Charitable Trust Company – Bexley Business Academy Ltd, under the Chairmanship of its sponsor, Sir David Garrard, who is committed to establishing and maintaining it as a special seat of learning. Independent of the Local Education Authority, this is the Government's *flagship* Academy, *pioneering the way for other publicly funded independent schools in the future.* This is the first 'cradle to university' school in the UK. It accommodates 1,350 11–18 year old students; but will, as a result of the Education Act 2002, go on to include a primary school and a nursery with crèche, providing continuity of education that is not available elsewhere in the UK's state sector.

The security system designed by Bell Security for the Business Academy Bexley, the Government's flagship Academy in Thamesmead, has been described as *"leading edge and highly innovative – pre-emptive rather than reactive"* by the Academy's Sponsor and Chair of Governors Sir David Garrard.

The system incorporates a combination of CCTV, access control with smart card capabilities, external perimeter and intruder detection to capture and identify possible intruders at the school perimeter. It then transmits a signal via a broadband link to Bell's 24/7 remote management center (Bell MIT) for Bell personnel to take the appropriate action. Security within the academy is equally as tight, with asset tagging systems and ID access cards for staff and students alike. Bell's Pacom access management software controls the heart of the system allowing point identification for alarm verification and intruder tracking.

The system, which incorporates hardware selected to be in keeping with Sir Norman Foster & Partners' building design, is based on technology proven by Bell in the banking and finance sector that has now evolved for use in 'campus' environments.



Steve Neville, Sales Director of National Accounts at Bell, said: "The Business Academy Bexley is in an area plagued with social problems ranging from high crime levels with graffiti and vandalism to a lack of amenities and constructive activities. The wide ranging and numerous threats to the staff, children and property presented a daunting challenge but we have designed and deployed a sophisticated integrated system to provide a safe environment for their education."

Tom Widdows, Principal at the Business Academy Bexley: "The safety and security of our pupils is of the utmost importance and we will do everything in our power to protect them. We can tell within seconds if anyone has penetrated the perimeter fence and they can be identified."

Personnel

Systems has around 4,900 employees in 16 countries (2005). About half of the employees are engineers and installation technicians while the other half are made up of project leaders, product specialists and management personnel.

Country	Number of employees	Share (%)
Sweden	838	17%
Norway	345	7%
Denmark	67	1%
Finland	281	6%
Spain	824	17%
France	745	15%
Germany	212	4%
Portugal	250	5%
Belgium	81	2%
Netherlands	177	4%
Switzerland	22	0%
Total Europe (except UK and Ireland)	**3,842**	**78%**
UK	544	11%
US	389	8%
Ireland	75	2%
Total US/UK/Ireland	**1,008**	**21%**
Australia	39	1%
Hong Kong	14	0%
Total	**4,903**	**100%**

Personnel development and recruitment

Systems regards competence development as one of the most important tasks in order to achieve long-term growth and profitability. Accordingly, Systems has each year since 2001, run its own management-training programme. During 2005, 24 managers participated. The training programme is lead by the group management who thereby gets a good picture of Systems' future leadership candidates. A corresponding programme for managers at lower levels is conducted locally in a number of Systems' subsidiaries. The ongoing specialization and customer segmentation process requires a significant stream of managers and management material that can assume responsibility for new projects. Consequently, a process is continuously underway in all companies to nurture those who display a wish to take responsibility and a desire to take part in the development of the operations.



Systems aims for an entrepreneurial organization with stream-lined decision-making processes, clear responsibility and a clear customer focus at all levels. Fewer traditional sales people and more responsible managers with a clear emphasis on selected customer segments, as well as building up of knowledge creates attractive security solutions.

The formation of Systems as an independent company is expected to facilitate the recruitment of competent employees as the listing will lead to increased attention and focus on Systems' operations. The company has identified that it needs above all, to recruit driven entrepreneurial employees who can contribute to the continued development of Systems. It is important for Systems to be an interesting company with innovative solutions within security systems as a core business concept in order to attract young entrepreneurial technicians.

History

Systems' business has its roots in the technical operations that Securitas has carried on ever since the 1950's and 60's, originally as support for security guard operations in the form of reporting systems and smaller alarms etc. The operation like many of the companies that were acquired within Securitas, has gained more and more of its own external customers based on the knowledge and experience that has been built up within security solutions. The proportion of security guard related operations within Systems has consequently fallen and in the various companies, constitutes less than, or considerably less than, 10 percent of the companies' turnover and is non-existent in the companies acquired by Systems in recent years.

2001	The Systems division was formed after Securitas had acquired a number of guarding companies with operations within system integration. At the start, the division had operations in the Nordic countries, France, Spain, Portugal and in the US.
2003	Acquisition of Südalarm in Germany (attractive customer portfolio within banks and financial institutions and valuable knowledge within security systems, turnover MSEK 120). Restructuring led to positive results in the American operations.
2004	Acquisition of Bell Group plc in the UK (installation and maintenance of security systems mainly for banks and financial institutions, operations in both Europe and in the US, turnover MSEK 954), Struck & Partner in Germany (security for retail chains, turnover MSEK 59) and Eurotelis in France (monitoring for banks, turnover MSEK 247). These acquisitions have created a deeper understanding of customers' security needs and an increased presence on the largest European markets.
2005	Acquisition of Hamilton Pacific in the US (security solutions for banks, turnover MSEK 366), Wornall Electronics in the US (integration of security systems, turnover MSEK 35) and Empresa de Servicios Especializados de Seguridad (ESES) in Spain (integration of security systems as well as fire protection for banks, turnover MSEK 73). All acquisitions constituted a good foundation for organic growth on the respective markets.
2006	Acquisition of Elmaco in Belgium (fire protection installations, turnover MSEK 11) and Premier Systems Solutions in Florida, US (integration of security systems, turnover MSEK 35).

Trends and future prospects

The following section contains forward-looking statements that are based on present assumptions and estimations that are made by Systems' management concerning future events and circumstances. Systems actual result could differ significantly from that expressed or assumed in the forward-looking statements owing to different reasons, including but not limited to the risks that were mentioned under, "Risk factors".

Products and services

Systems sees a number of trends that could affect demand for the Group's services and products. These include increased outsourcing and globalisation, which increase the need for systems integrators with larger customers total security needs in the center. Increased complexity and technological progress are also expected to drive up demand for the type of specialized and customized service that Systems offers. Systems even sees the total service content in Systems' customer offering being expanded, in order to keep pace with the continued specialization within various customer segments.

Prices

High technology security systems generally have the same price development over time as other high technology system solutions. This means that product prices fall but that increased functionality counterbalances the general price decline. In the case of the service portfolio that Systems offers, the prices are expected to rise, since a specialised and customized offering represents added value for the customers with high security requirements that Systems works with. The large international organizations with high security requirements, are only expected to be interested in outsourcing important security functions to established, international and specialised players such as Systems.

Costs

Systems' total costs are expected to grow at approximately the same rate as Systems' organic sales growth. In a number of countries, Systems is planning for concentrated efforts that are intended to secure continued high competitiveness within prioritised customer segments. It is assessed that these investments may be largely financed by means of freeing up resources from other parts of the Systems Group. Part of the total cost increase pertains to the fact that Systems as a future listed company has built up a number of significant Group functions on its own.

Trends and important changes since the close of the second quarter 2006

In conjunction with the formation of the new Group, Systems will be capitalised in accordance with the section,"Pro forma accounts" on page 38. As part of the capitalisation, Systems has received advance commitments of MSEK 3,000 in total, in accordance with what is described in the section,"Shareholders' equity, indebtedness and other financial information" on page 44. In other respects, no significant changes have occurred since the end of the second quarter 2006 concerning the Systems Group's financial position or position on the market.

Case Study: Systems U.S. partnership with Fifth Third Bank

Improved engineering and planning; leading to a reliable access control system that can support rapid growth

Fifth Third Bank is headquartered in Cincinnati, Ohio, and operates five main businesses – Commercial Banking, Branch Banking, Consumer Lending, Investment Advisors and Fifth Third Processing Solutions – in 10 states in the Midwest and Florida. The company has USD 106.1 billion in assets and nearly six million customers. Systems has engineered card access, video and alarm systems in forty-four buildings within those states.

Systems partnership with the Fifth Third Bank is an example of a large customer with exceptional risks partnering together with their security service provides for the best interest of their customer.

Some of the challenges that Fifth Third Bank faced was a system that was already in place that hardly worked. And what they needed was a system that worked well and could manage the security operations of a continuously growing bank.

The bank's Vice President and Corporate Safety and Security Manager, Mike Neugebauer, turned to Jeff Grotjan, Systems Branch Manager, suspecting that the bank needed to replace the whole system. What Jeff offered the bank was advice, letting them decide to replace the system or rebuild it. Jeff did not see any problems with the equipment that was there, but it was a question on how it was set up and organized. What the bank really needed was systems architecture planning.

By reorganizing the system, Jeff was able to save the bank a substantial amount of money on new equipment. But more importantly Systems was able to improve the banks over all security operations with their engineering knowledge and by getting the engineering cooperation of the suppliers of the products that were installed in the bank's facilities already. Grotjan and his team got everyone working together, using most of the products they had in place, adding new products where they were needed, while designing a fully integrated system for the bank. What resulted for the bank was a stable system with greater operational efficiency and the ability to add to the system as their needs grow and new technology comes down the pike.

Systems took over full responsibility for the integrated access control system and its functionality, even though their competitors supplied much of the original equipment. It wasn't about the products that were in the system. To Systems it was a about the system and what it offered the bank – a safer and more efficiently operated system.


Fifth Third Bank

Fifth Third Bank's Vice President and Corporate Safety and Security Manager, Mike Neugebauer: "Systems has a good understanding of the bank's mission and they are strong enough to tell me if they think I'm wrong. I really appreciate that! I know that finding the right solutions for us is more important to them than just selling another product. What is important here is the partnership that Fifth Third Bank and Systems built together. Jeff continues to be our partner today helping us select new equipment that continues to manage our risks and meet our security needs."

Condensed financial information and comments on the financial trend

As supplementary information to the section "Securitas Systems AB's financial statements", (see page 94) this section provides selected historical financial information for the period 2003–2005, based on the segment information which Securitas has reported for the Systems division. The segment information is not based on legal group accounts but consist of a compilation of the operating income and net assets, which have been included in the Systems business area within Securitas. For financial information for the first half-year 2005 and the first half-year 2006, refer to the section "Interim report January–June 2006".

Segment information from the Securitas Annual Report

At Securitas, the segments are responsible for operating income and net assets that are used in their respective operations. Net financial income and taxes as well as net borrowing, deferred tax and shareholders' equity have not been reported per segment. Securitas applies the international accounting principles, International Financial Reporting Standards (IFRS) as of 1 January 2005. 1 January 2004 is the date set for Securitas transition to IFRS. The comparative data for 2004 has been restated according to these principles. For 2003, the Annual Accounts Act and the Swedish Financial Accounting Standards Council's recommendations are applied.

The transition to IFRS affected the operating income after amortization positively for the year 2004 by MSEK 123, of which MSEK 126 was constituted by reversed amortization of goodwill. In the balance sheet, goodwill increased by MSEK 70 and other intangible assets by MSEK 208.

Income statements for the Systems segment in summary

MSEK	2005	2004	2003
Total sales	**5,798**	**4,724**	**4,026**
Organic sales growth, %	*6*	*1*	*5*
Operating income before amortization	**669**	**554**	**434**
Operating margin, %	*11.5*	*11.7*	*10.8*
Goodwill amortization/amortization of acquisition related intangible assets	–16	–9	–59
Acquisition related restructuring costs	–34	–3	–
Operating income after amortization	**619**	**542**	**375**

Balance sheets for the Systems segment in summary

MSEK	2005	2004	2003
Operating fixed assets	355	312	367
Accounts receivable	1,471	1,117	889
Other assets	606	488	348
Other liabilities	1,533	1,342	901
Total operating capital employed	**899**	**575**	**703**
Goodwill	2,424	1,936	358
Acquisition related intangible assets	224	208	–
Total capital employed	**3,547**	**2,719**	**1,061**

Cash flow statement in summary

MSEK	2005	2004	2003
Operating income before amortization	669	554	434
Investments in fixed assets	–147	–118	–98
Reversal of depreciation	123	106	95
Change in operating capital employed	–182	128	37
Operating cash flow	**463**	**670**	**468**

Key ratios

MSEK	2005	2004	2003
Sales growth (%)	22.7	17.3	10.6
Operating margin (%)	11.5	11.7	10.8
Return on capital employed, %	19	20	41
Capital expenditure as a % of sales	2.5	2.5	2.4
Depreciation as a % of sales	2.1	2.2	2.4
Operating capital employed as a % of sales	15	11	17
Operating cash flow (% of operating income before amortization)	69	121	108

Definitions

Sales growth: Percentage increase in sales compared with the previous financial year.

Organic sales growth: Sales for the year adjusted for acquisitions/divestments and exchange rate fluctuations as a percentage of the previous years total sales adjusted for divestitures.

Operating income before amortization: Operating income before amortization on acquisition related intangible assets and acquisition related restructuring costs but after depreciation and amortization on tangible assets and other intangible assets.

Operating margin: Operating income before amortization as a percentage share of total sales.

Investments: Total investments in fixed assets during the year.

Depreciation: Total depreciation during the year (tangible and intangible assets).

Return on capital employed: Operating income before amortization as a percentage share of capital employed.

Capital employed: Non interest-bearing fixed and current assets with a deduction for non interest-bearing long-term and short-term liabilities.

Operating capital employed: Capital employed with a deduction for goodwill, acquisition related intangible fixed assets and participations in associated companies.

Operating capital employed as a % of sales: Operating capital employed as a percentage of total sales adjusted for full-year sales of acquisitions.

Comments on the performance

2005 in comparison with 2004 (IFRS)

Total sales amounted to MSEK 5,798 compared with MSEK 4,724 in 2004, an increase of 22.7 percent. The acquisition of Hamilton Pacific and Wornall Electronics in the US as well as ESES in Spain contributed to an increase in sales of MSEK 246. Exchange rate fluctuations affected the sales positively by approximately MSEK 120. The organic sales growth amounted to 6 percent. The increase was chiefly attributable to the concentrated effort within the retail area that took place during the year.

Operating income

The operating income before amortization increased to MSEK 669 from MSEK 554 in 2004, an increase of 20.7 percent. The operating margin decreased from 11.7 percent to 11.5 percent. The decrease was due principally to the fact that the acquired operations in the UK and Ireland, and to certain extent in the US, had a lower margin than what the established operations in the rest of Europe. The operating income after amortization increased to MSEK 619 from MSEK 542 in 2005, an increase of 14.2 percent.

Capital employed

Net assets amounted in total as at 31 December 2005 to MSEK 3,547 compared with MSEK 2,719 as at 31 December 2004. The difference is mainly due to an increase in accounts receivable (see below under operational cash flow) and an increase in goodwill, mainly as a consequence of the acquisition of Hamilton Pacific in the US .

Investments

Investments in tangible fixed assets amounted to MSEK 147 in 2005 compared with MSEK 118 in 2004. Investments have taken place in approximately the same relation to turnover within all of the countries where Systems operates. The investments have been made in order to develop existing and new services to prioritised customer segments. The investments corresponded to 2.5 percent of net sales, the same proportion as 2004.

Operating cash flow

The operating cash flow amounted to MSEK 463 in 2005 compared with MSEK 670 in 2004. The difference is mainly due to an increase in working capital compared with the closing balance of 2004, as a consequence of the fact that certain major customer payments were not received until after the year-end.

2004 (IFRS) in comparison with 2003 (RR)

Total sales

Total sales amounted to MSEK 4,724 compared with MSEK 4,026 in 2003, an increase of 17.3 percent. The acquisition of Eurotelis (France), Bell (mainly UK and Ireland) as well as Struck & Partner (Germany) contributed to an increase in sales of MSEK 674. Fluctuations in exchange rates impacted turnover negatively by approximately MSEK 55. Organic sales growth amounted to 1 percent. The relatively low organic sales growth during the year may be explained principally by the fact that several large countries worked on rearranging the organization in order to concentrate on cultivating selected customer segments; while at the same time, two large acquisitions (Bell and Eurotelis) were also integrated.

Operating income

Operating income before amortization increased from MSEK 434 to MSEK 554. The operating margin increased from 10.8 percent to 11.7 percent. The rise was mainly attributable to the continuing increase in profit in the US, as well as generally to the continuing work on specialising operations within a number of chosen customer segments. The transition to IFRS affected the operating profit after amortization positively by MSEK 123, mainly due to reversed goodwill amortization. The operating profit after amortization increased to MSEK 542 from MSEK 375 in 2003, an increase of 44.5 percent.

Capital employed

Net assets amounted in total as of 31 December 2004 to MSEK 2,719 compared with MSEK 1,061 as of 31 December 2003. The difference was due mainly to goodwill pertaining to the acquisitions of Bell and Eurotelis.

Investments

Investments in tangible fixed assets amounted to MSEK 118 in 2004 compared with MSEK 98 in 2003. The somewhat increased rate of investment is related to the investments made in order to develop existing and new services to prioritised customer segments. The investments corresponded to 2.5 percent of net sales, compared with 2.4 percent in 2003.

Operating cash flow

The operating cash flow amounted to MSEK 670 in 2004 compared with MSEK 468 in 2003. The difference is primarily explained by the improvement in the operating profit of MSEK 167 compared with 2003.

Seasonal variations

Systems has generally seen higher net sales and margins during the final quarter of the year. This is due to several factors:

- Many customers wish to have installations in place before the closing of the books
- Many customers wait until late in the year before taking investment decisions
- During the final quarter, the number of working days is normally higher in most countries because of fewer public holidays

SEASONAL VARIATIONS IN SALES AND OPERATING MARGIN


MSEK
%
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
16
14
12
10
8
6
4
2
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2003 2003 2003 2003 2004 2004 2004 2004 2005 2005 2005 2005
Sales, MSEK
Operating margin, %

Sensitivity analysis

- A weakening of the Swedish currency against Systems most important currencies by ten percentage would impact the operating profit positively by approximately MSEK 456 of which EUR, MSEK 260, USD, MSEK 62 and GBP, MSEK 60 (other currencies MSEK 74).
- A weakening of the Swedish currency by 10 percentage would impact Systems pro forma net debt negatively by MSEK 145.
- An increase of the borrowing interest rate by one percentage would decrease the profit before tax by MSEK 6.7.

Pro forma accounts

General information regarding pro forma accounting

Prior to the distribution and listing of Systems, a restructuring has been carried out during 2005 and 2006 in order to form the new Systems Group. Subsidiaries in the various countries have been transferred to Systems during the period from December 2005 to June 2006. Prior to the separation from Securitas, Systems will utilize the credit facility that has been secured from a number of banks, for other financing of operations and to cover intra-group liabilities and receivables. The pro forma accounting below has been prepared in order to illustrate what the Systems Group would have looked like, if the Group had been formed and the capital structure established as of 1 January 2005 for the income statement pro forma for 2005.

Regarding the pro forma for the first half-year 2006 it has been assumed that the group was formed and the capital structure established as of 1 January 2006 with regards to the income statement pro forma and as of 30 June 2006 with regards to the balance sheet pro forma.

Pro forma accounting is intended to describe a hypothetical situation and has been created only for illustrative purposes in order to provide information and highlight facts and is not intended to present which financial position or which earnings that the operation would actually have achieved, had the formation of the group occurred during the reporting period; nor is it intended to show an actual financial position or the operation's earnings for any future period or time.

The pro forma accounting is based on Systems' combined financial statements for 2005 and Systems' interim report for the period January–June 2006.

Combined financial statements

The formation of the legal Systems' Group began during the end of 2005 and was completed during the second quarter of 2006 when Securitas Systems AB, the parent company of the Group, acquired all companies forming part of the Systems division as they were reported by the Securitas Group. The transfer of operations from Securitas to Systems has taken place at the Securitas Group book value, according to the so-called "predecessor basis". According to international accounting practice, the financial statements for the new Systems Group shall be prepared in the form of so-called combined financial statements as from 2006. This means that all companies that were acquired by Securitas Systems AB from Securitas during 2005 and 2006 are reported as if they were part of the Systems Group from 1 January 2005 (the comparative period).

The combined financial statements include historical assets, liabilities, income and costs for the operations, even if the amounts seen historically are not allocated to the Systems division. The information is based on the actual financial statements for those operations in the Systems segment, within the Securitas Group that will form part of the Systems' Group.

The combined financial information differ from the Condensed financial information for the Systems segment, within the Securitas group on pages 34–37 mainly according to the following:

- At an operating result level, the difference consists principally of the fact that a representative share for Systems, of Securitas group-wide costs is included in the combined financial statements but is eliminated in the segment information.
- In the consolidated financial statements, actual historical financing of the operations and the effective tax rate are also included. This picture of the financing as well as the effective tax rate is not representative for how it will look for the Systems' Group in the future.

The complete combined financial statements for 2005 with notes and comments are reported in "Appendix to the Interim report January–June 2006: combined financial statements 2005".

Accounting principles for the Systems' group

The pro forma accounting has been prepared in accordance with the accounting principles that will apply to the Systems Group as of 1 January 2006. For a description of the accounting principles, refer to page 82.

The accounting for all subsidiaries that are included in the pro forma accounting is in accordance with the International Financial Reporting Standards (IFRS).

Adjustments and assumptions

Adjustments to the profit and loss statement

- MSEK +32 Jan–June 2006 and MSEK +73.3 Jan–Dec 2005 relates to lower management fees to Securitas (central costs for central functions that are allocated to all group companies)
- MSEK –10 Jan–June 2006 and MSEK –68 Jan–Dec 2005 relates to parent company costs (the personnel that has been transfered from Securitas and the personnel that has been hired for functions required in a separate company.
- MSEK –6 Jan–June 2006 and MSEK –11.3 relates to the licence fee for brand and trademark of 0.2 percent of sales that Systems will pay to Securitas.
- The Group's cost for loan financing for 2005 has been based on the estimated capital structure, which as at 31 December 2005, imply net liabilities amounting to MSEK 1,400. Interest expenses have been calculated at an average interest level of approximately 4 percent, which is based on the actual interest expenses and outstanding advance commitments. The actual interest expenses for the first half-year 2006 are based on net liabilities prior to the final capital contribution from Securitas AB being received. Adjustment in the pro forma has been made for capital contributions of approximately MSEK 1,100 which will be utilized in order to reduce net liabilities as at 30 June 2006. Interest expenses have been calculated based on an adjusted loan portfolio that is hedged in accordance with the established finance policy with an average interest rate of approximately 4.5 percent for the first half year 2006.
- Pro forma taxes have been based on an assumption of an average tax rate for the new Group of 30 percent for 2005 and 32 percent for 2006. The tax rate is calculated based on the local tax rate in the countries where the Systems group operates, weighted in relation to the group's operating profit.

Balance sheets adjustments

Systems will be capitalized with an unconditional shareholders' contribution of MSEK 1,100, for which adjustments have been made by means of increase of shareholders' equity and reduction of interest-bearing current liabilities.

Miscellaneous

Transactions with related parties

Related parties for Systems, include other companies within the Systems division in the Securitas group, as well as other companies within the Securitas group and also members of the Board of Directors and other management. All transactions with related parties are conducted on strictly commercial terms.

In conjunction with the formation of the legal structure for the Systems group, transactions have taken place at values that deviate from market values. In the Systems group's consolidated accounts, these transactions will not affect the reporting when the Group takes over the Securitas group's consolidation value of the acquired assets and liabilities, including goodwill.

Income statements

MSEK	Jan–June 2006 Combined financial statements	Jan–June 2006 Adjustments[1]	Jan–June 2006 Pro forma	Jan–Dec 2005 Combined financial statements	Jan–Dec 2005 Adjustments[1]	Jan–Dec 2005 Pro forma
Total sales	**3,011.8**		**3,011.8**	**5,805.0**		**5,805.0**
Organic sales growth	7		7	6		6
Production costs	–1,908.0		–1,908.0	–3,658.0		–3,658.0
Gross income	**1,103.8**		**1,103.8**	**2,147.0**		**2,147.0**
Selling and administrative expenses	–872.8	16.0	–856.8	–1,553.4	–6.0	–1,559.4
Operating income/loss after amortization	**231.0**	**16.0**	**247.0**	**593.6**	**–6.0**	**587.6**
Financial income and expenses	–55.2	23.1	–32.1	–78.6	20.0	–58.6
Income before tax	**175.8**	**39.1**	**214.9**	**515.0**	**14.0**	**529.0**
Tax expense	–57.4	–11.3	–68.7	–154.8	–3.5	–158.3
Net income for the period	**118.4**	**27.8**	**146.2**	**360.2**	**10.5**	**370.7**
Whereof is attributable to:						
Shareholders in the parent company	117.7	27.8	145.5	359.4	10.5	369.9
Minority share	0.7	–	0.7	0.8	–	0.8
	118.4	–	146.2	360.2	–	370.7

Pro forma adjustments	*Jan–June 2006*	*Jan–Dec 2005*
Management fee	32.0	73.3
Parent company costs	–10.0	–68.0
Licence fee	–6.0	–11.3
Sales and administration costs	**16.0**	**-6.0**
Financial costs	23.1	20.0
Tax expenses	–11.3	–3.5
Total pro forma adjustments	**27.8**	**10.5**

Balance sheets

MSEK	Combined financial statements	Jan–June 2006 Adjustments	Pro forma
ASSETS			
Fixed assets			
Goodwil	2,406.8	–	2,406.8
Acquisition related intangible assets	212.1	–	212.1
Other intangible fixed assets	53.7	–	53.7
Tangible fixed assets	322.5	–	322.5
Non interest bearing financial fixed assets	42.3	–	42.3
Interest bearing financial fixed assets	1.0	–	1.0
Total fixed assets	**3,038.4**	**–**	**3,038.4**
Current assets			
Non interest bearing current assets	2,049.6	–	2,049.6
Other interest bearing current assets	138.4	–	138.4
Liquid funds	293.9	–	293.9
Total current assets	**2,481.9**	**–**	**2,481.9**
TOTAL ASSETS	**5,520.3**	**–**	**5,520.3**
EQUITY AND LIABILITIES			
Equity			
Attributable to the parent company's shareholders	934.4	1,110.0	2,044.4
Minority interests	10.1	–	10.1
Total equity	**944.5**	**1,110.0**	**2,054.5**
Long-term liabilities			
Non interest bearing long-term liabilities	0.1	–	0.1
Interest bearing long-term liabilities	5.5	–	5.5
Non interest bearing provisions	166.0	–	166.0
Total long-term liabilities	**171.6**	**–**	**171.6**
Current liabilities			
Non interest bearing current liabilities	1,491.0	–	1,491.0
Interest bearing current liabilities	2,913.2	−1,110.0	1,803.2
Total current liabilities	**4,404.2**	**−1,110.0**	**3,294.2**
TOTAL EQUITY AND LIABILITIES	**5,520.3**	**0.0**	**5,520.3**

Key ratios

MSEK	Jan–June 2006 Combined financial statements	Jan–June 2006 Pro forma	June–Dec 2005 Combined financial statements	June–Dec 2005 Pro forma
Operating income before amortization	252.9	268.9	643.5	637.5
Operating margin before amortization, (%)	8.4	8.9	11.1	11.0
Equity ratio (%)	17.1	37.2	–	–
Net debt	2,485.4	1,375.4	–	–

Definitions

Operating income before amortization: Operating income before amortization on acquisition related intangible assets and acquisition related restructuring costs but after amortization and depreciation on tangible assets and other intangible assets.

Operating margin before amortization: Operating income before amortization as a percentage share of total sales.

Equity ratio: Shareholders' equity as a percentage share of total assets.

Net debt: Long and short-term interest-bearing loan liabilities with a deduction for interest-bearing fixed and current assets.

Auditor's report regarding the pro forma financial statements

To the Board of Directors of Securitas Systems AB (publ)

We have reviewed the pro forma financial statements presented on pages 38–42 in Securitas Systems AB's prospectus dated 5 September 2006.

The pro forma financial statements have been prepared only for the purpose of providing information on the manner in which a restructuring within the Securitas Group and the formation of the Securitas Systems Group could have affected the consolidated balance sheet for Securitas Systems AB as per 30 June 2006 and the consolidated income statement for Securitas Systems AB for the first half of 2006 and for financial year 2005.

The Board of Directors' and Managing Director's responsibility

The preparation of the pro forma financial statements in accordance with the requirements of the Prospective Directive 809/2004/EC is the responsibility of the Board of Directors and Managing Director.

Auditor's responsibility

Our responsibility is to express an opinion in accordance with Appendix II, point 7 of the Prospective Directive 809/2004/EC. We have no obligation to provide any other opinion regarding the pro forma financial statements or any of their components. We take no responsibility for the financial information used in compiling the pro forma financial statements other than the responsibility we have for the auditor's reports regarding historical financial information we submitted previously.

Work performed

We performed our work in accordance with draft recommendation RevR 5, Prospectus auditing, issued by FAR, the institute for the accounting profession in Sweden. Our work has primarily comprised the comparison of the non-adjusted financial information with existing historical financial information, assessment of the documentation for the pro forma adjustments and discussing the pro forma financial statements with company management. Our work did not include an audit of the underlying financial information.

We planned and conducted our work in order to obtain the information and explanations we deemed necessary to obtaining a high, but not absolute, degree of assurance that the pro forma financial statements were prepared in accordance with the circumstances stated on pages 38–39.

As the pro forma financial statements constitute a hypothetical situation and therefore do not describe the company's actual results, we cannot express an opinion as to whether the actual result would have been in agreement with the contents of the pro forma financial statements. Variances can prove to be significant.

Statement

It is our opinion that the pro forma financial statements were prepared in accordance with the circumstances stated on pages 38–39 and in accordance with the accounting principles applied by the company.

Stockholm, 5 September 2006

PricewaterhouseCoopers AB

Kerstin Moberg
Authorized public accountant

Shareholders' equity, indebtedness and other financial information

Shareholders' equity and indebtedness

System's capitalization as at 30 June 2006 is presented below. For an assessment of the capitalization of the Systems Group currently being formed, as at 30 June 2006, and on the basis that Systems would have been capitalised similar to the capitalisation to be achieved in connection with the distribution from Securitas, refer to the section on the pro forma accounts.

MSEK	30 June 2006
Equity	**944.5**
Total	**944.5**
Long term liabilities	
Non interest long-term bearing	0.1
Interest bearing	5.5
Non interest bearing provisions	166.0
Total long term liabilities	**171.6**
Short term liabilities	
Non interest bearing	1,491.0
Interest bearing	2,913.2
Total short-term liabilities	**4,404.2**
Total capitalization	**5,520.3**

Net debt

Below Systems' net debt is reported as of 30 June 2006. For an assessment of the manner in which the net debt for the Systems Group now being formed, would have looked as of 30 June 2006, refer to the section on pro forma accounting.

MSEK	30 June 2006
Interest-bearing assets	
Interest-bearing financial fixed assets	1.0
Other interest-bearing current assets	138.4
Liquid funds	293.9
Total interest-bearing assets	**433.3**
Interest-bearing liabilities	
Interest-bearing long-term liabilities	5.5
Interest-bearing current liabilities	2,913.2
Total long-term liabilities	**2,918.7**
Net debt	**2,485.4**

Systems did not have any indirect indebtedness and/or any contingent liabilities.

Presentation of working capital

Systems' requirement of working capital and loan financing is based on the Group's growth, operating cash flow and tied up capital. Historically, Systems has experienced stronger growth during the fourth quarter, generating substantial cash flow during the first quarter of the following year.

With the aim of securing the ongoing working capital needs in the subsidiary companies and the financing of the Group's expansion/growth, a credit facility amounting to MSEK 3,000 has been entered into with two Nordic banks.

This credit facility runs for five years with a possibility of extension for two years. The facility runs subject to a floating interest rate but will be hedged in accordance with the established policy of the Board of Directors, in order to ensure an acceptable level of interest. The credit facility is conditional upon, among other things, that Systems fulfills certain key financial ratios and undertakings as regards the Group's net debt in relation to operating profit before financial items, tax, depreciation and write-downs (EBITDA). See further "Legal matters and supplementary information", page 69.

It is the Board of Director's assessment, that the above credit facility of MSEK 3,000, is fully sufficient to meet the Group's current working capital and financing needs.

Treasury policy

The Board of Directors for Systems has established a treasury policy specifying the Group's common rules, organization and mandate regarding general financial activities. The policy also states the overall strategy and management of financial risk exposure and cash management.

Systems is primarily exposed to the following financial risks:

- Liquidity risk
- Interest rate risk
- Financing risk
- Foreign exchange rate risk
- Credit risk

The overall goal of the Group's financial activities is to support the operations by means of securing funding and committed credit lines and effective cash management both locally and centrally as well as managing the financial risks exposure.

All external funding and management of the group's financial risk exposure is centralized to group treasury in Stockholm.

Liquidity risk

Liquidity risk is defined as the risk that the Group does not have sufficient liquid funds in order to maintain normal operations. The Group's short-term liquidity needs are secured by a defined strategic liquidity reserve consisting of cash, bank deposits, short-term investments and unutilized portions of existing commited credit facilities. Group Treasury is responsible for follow up and monitoring at a Group level.

Funding

External funding is primarily raised by Group Treasury in order to ensure efficiency and risk control. Borrowings are generally raised by the parent company and the funding needs of the subsidiaries are managed through intra-group loans or through capital contributions. The subsidiaries' short-term capital needs are primarily managed through the Group's cash pool structure. Funding in foreign currency may only take place with the aim of securing the Group's net investments in foreign subsidiaries or in order to obtain favorable loan conditions. According to the established treasury policy, derivative instruments may only be used to obtaining desired level of the Group's total risk exposure.

Interest risk relating to long-term borrowing

Interest rate risk is defined as the risk that changes in interest rate levels may have a negative effect on the group's income statement. In accordance with the Group's treasury policy, the average interest duration in the Group's net debt portfolio may not exceed 12 months. Group Treasury, with the support of the deviation mandate, may deviate from this norm in order to obtain a desired total risk level. Derivative instruments are used in order to manage the interest rate and foreign exchange rate risks, which arise from funding.

Refinancing risk

Refinancing risk is defined as the risk that the Group does not have the ability to raise funds without delay or at a significantly increased cost. The Group's treasury policy determines outstanding loans and committed credit facilities maturity structure as well as the proportion of the total loan portfolio that may mature within 12 months, with the aim of minimizing the need of refinancing.

Foreign exchange risk

Foreign exchange risk is defined as the risk that exchange rate fluctuations may have a negative impact on the Group's future cash flow and income statements. Systems is exposed to foreign exchange rate risk due to procurement and sales in foreign currencies as well as on translation of foreign subsidiaries' balance sheets and income statements. Derivative instruments are used in order to manage foreign exchange rate risk arising through commercial and financial cash flows as well as in order to manage the net exposure subsidiaries.

Transaction exposure

Systems' transaction exposure arising from commercial cash flows between countries within different currency areas is very limited. Transaction exposure is however hedged by foreign exchange derivative instruments in accordance with the established policy. The transaction exposure is mainly related to to USD, EUR and GBP.

The Group's financial transaction exposure arises from financial transactions (funding) in foreign currency and these flows should be hedged in accordnace to the treasury policy.

Translation exposure (net investments)

Systems is exposed to translation risk due to exchange rate fluctuations when the Group's foreign subsidiaries' balance sheets and income statements are translated to SEK. In line with the established policy, translation exposure arising from translation of the foreign subsidiaries income statement is not hedged. The translation exposure related to the foreign subsidiaries' balance sheets (net investments) are not hedged according to the policy. The CFO may however, supported by a deviation mandate, decide to hedge this exposure by loans in foreign currency or foreign exchange derivative instrument.

The foreign subsidiaries assets, less deductions for liabilities, constitute a net investment in foreign currency, which on consolidation gives rise to a translation difference. In order to limit the effects on the Group's equity, and thereby the Group's capital structure, Systems strives to achieve a balance between net debt and equity in the respective subsidiaries. Hedging of net investments at a Group level takes place at the Swedish parent company.

Credit risk

Credit risk is defined as the risk that one or some of the Group's counterparties, both financial and commercial, cannot fulfill their obligations or provide corresponding security. Systems is exposed to both credit risk in accounts receivable and credit risk in financial receivables (mainly derivative instruments).

Credit risk in accounts receivable

The Group has an established credit policy of customer credits which gives guidance in order to commercial agreements. The policy establishes credit ratings, credit limits and decision-making levels with the aim of ensuring that agreements are only drawn up with creditworthy customers. Systems has no concentration of credit risk in relation to any specific customer, market or country.

Financial credit risk

Established treasury policy includes credit policy and prescribes the management and rating of financial counterparties. With the aim of limiting credit risk, only banks and financial counterparties with high official rankings shall be used. ISDA agreements and individual counterparty limits shall always be established prior to entering into derivative transactions with any counterparty.

Interim Report January–June 2006

"Continued good organic sales growth and stable profit trend"

- Sales during the first half-year increased to MSEK 3,012 (2,704). Sales growth, adjusted for changes in exchange rates, acquisitions and disposals amounted to 7 percent (6). Sales for the second quarter increased to MSEK 1,540 (1,445). Sales growth, adjusted for changes in exchange rates, acquisitions and disposals amounted to 4 percent (7).
- During the first half-year, the operating income after amortization increased by 2 percent to MSEK 231 (221), adjusted for changes in exchange rates. The operating margin was 7.7 percent (8.2). The operating income after amortization for the second quarter increased by 2 percent to MSEK 129 (127), adjusted for changes in exchange rates. The operating margin was 8.3 percent (8.8).
- The income before tax decreased during the first half-year by 8 percent to MSEK 176 (186), adjusted for changes in exchange rates. The income before tax in the second quarter decreased by 5 percent to MSEK 102 (109), adjusted for changes in exchange rates.
- Net income during the first half-year decreased by 9 percent to MSEK 118 (130). During the second quarter, net income decreased by 11 percent to MSEK 68 (77).
- Earnings per share decreased by 11 percent to SEK 0.32 (0.36) during the first half-year. During the second quarter, earnings per share decreased by 14 percent to SEK 0.18 (0.21).
- The company's preparations for a listing on the Stockholm Stock Exchange's O-list during September 2006 are continuing according to plan.

Comments by the President Juan Vallejo

"Organic sales growth continued to be good during the period, but moderated during the second quarter mainly due to a temporary downturn in installation sales. The ongoing stock exchange listing process is an important step in Systems strategic development towards becoming a world-leading systems integrator within security, but in the short-term means extra costs, which have affected the earnings for the period. Two acquisitions have been made during the period, in Belgium and in the US (Florida)."

Income statement in summary

MSEK	Jan–Jun 2006	Jan–Jun 2005	Change, %	Apr–Jun 2006	Apr–Jun 2005	Change, %
Total sales	3,011.8	2,704.0	11	1,540.4	1,445.4	7
Organic sales growth, %[1]	*7*	*6*		*4*	*7*	
Operating income before amortization	252.9	251.7		133.8	149.8	
Operating margin before amortization, %	*8.4*	*9.3*		*8.7*	*10.4*	
Operating income after amortization	231.0	221.2		128.6	127.2	
Operating margin after amortization, %	*7.7*	*8.2*		*8.3*	*8.8*	
Income before tax	175.8	185.7		101.5	108.7	
Net income	118.4	130.0		67.9	76.5	
Earnings per share, SEK	**0.32**	**0.36**		**0.18**	**0.21**	

1) Adjusted for changes in exchange rates, acquisitions and disposals

Organic sales growth and operating margin development

Jan–Jun 2006

MSEK	Organic sales growth, % [1]	Operating income[3]	Change operating income, %[3]	Operating-margin, %[3]	Operating margin change[3]
US/UK/Ireland	8	37	7	4.9	-1.2
Europe[2]	6	266	9	12.0	0.6
The Group	**7**	**253**	**0**	**8.4**	**-0.9**

Apr–Jun 2006

MSEK	Organic sales growth, % [1]	Operating income[3]	Change operating income, %[3]	Operating-margin, %[3]	Operating margin change[3]
US/UK/Ireland	8	22	3	5.5	-1.6
Europe[2]	2	138	-4	12.2	-0.5
The Group	**4**	**134**	**-10**	**8.7**	**-1.7**

1) Adjusted for changes in exchange rates
2) Excluding UK and Ireland
3) Before amortization on acquisition related intangible assets and acquisition related restructuring costs but after depreciation and amortization on tangible assets and other intangible assets.

Market

Continued good demand during the start of the year
During the period, growth has generally continued to be good especially in the major European countries and in the US. In the second quarter, growth has however been adversely affected by a temporary downturn in installation sales in Sweden.

Sales and earnings

The Group January – June 2006
The organic sales growth continued to improve and increased during the first half-year to 7 percent (6). The improved growth rate compared with 2005 is primarily due to a continued strong inflow of orders. The operating income before amortization amounted to MSEK 252.9 (251.7), which adjusted for changes in exchange rates is unchanged. The operating margin before amortization amounted to 8.4 percent (9.3). The lower than average (compared with the group) operating margin in Hamilton Pacific (US) and additional expenses for the stock exchange listing project of Systems has affected the operating margin before amortization negatively during the period by 0.6 percentage points.

The operating income after amortization amounted to MSEK 231.0 (221.2), which adjusted for changes in exchange rates corresponds to an increase of 2 percent. The operating margin amounted to 7.7 percent (8.2). Acquisition related restructuring expenses amounted to MSEK 13.6 and principally relate to Hamilton Pacific.

The Group April – June 2006
The organic sales growth weakened and amounted to 4 percent (7) during the second quarter. The weakened growth rate in the quarter compared with 2005 is principally due to a downturn in the rate of installations. Inflow of new orders continues, however, to be strong.

The operating income before amortization amounted to 133.8 m (149.8). The operating margin before amortization amounted to 8.7 percent (10.4). The underlying operating margin development is stable, though pressed by expenses for the impending stock exchange listing of Systems as expected during the second quarter compared with the first quarter. Further, the operating margin was also affected by the acquisition of Hamilton Pacific (US), which was carried out at the end of 2005. Hamilton Pacific is still under restructuring according to plan.

Operating result after amortization amounted to MSEK 128.6 (127.2). The operating margin amounted to 8.3 percent (8.8).

Development in the Group's segment

Systems' operations are divided into two different segments since 1 January 2006, where the US, UK and Ireland make up one segment and Europe the other. The two segments display similar structures with regard to customer composition but differ regarding for example market structure and regulations.

US/UK/Ireland

MSEK	Jan–Jun 2006	Jan–Jun 2005	Apr–Jun 2006	Apr–Jun 2005	Jan–Dec 2005
Total sales	768	570	406	305	1,317
Organic sales growth, %[1]	*8*	*20*	*8*	*26*	*10*
Operating income before amortization	37	35	22	22	93
Operating margin before amortization, %	*4.9*	*6.1*	*5.5*	*7.1*	*7.1*
Operating income after amortization	*21*	*31*	*20*	*20*	*82*
Operating capital employed	282	206			264
Operating capital employed as % of sales	*17*	*13*			*16*
Total capital employed	1,703	1,447			1,709

1) Adjusted for changes in exchange rates, acquisitions and disposals

Systems' strategy is to build a strong platform for existing and new customers within the banking sector in the Anglo-Saxon world. The market in the US and the UK market display major similarities and many companies have operations in both countries, since the language, among other things is a facilitating factor. The American market lacks really large national players. The major product companies there are, more often than not, account for a large part of the sales activities to the end customer, who then gets the installation performed by the locally present company, a structure that is also found in the UK for these companies.

January – June 2006

The organic sales growth increased by 8 percent to MSEK 768 (570), while at the same time, the operating income before amortization increased by 7 percent, adjusted for currency effects, to MSEK 37 (35). The operating margin before amortization amounted to 4.9 percent (6.1).The operating margin was affected negatively by the acquisition of Hamilton Pacific (US).

The American company Premier Systems Solutions, Inc. was consolidated from and including 1 April 2006. The acquisition means that Systems establishes a strong local presence in the attractive Florida market.

The integration of Hamilton Pacific which was acquired during 2005 is proceeding according to plan. The work to integrate Hamilton Pacific and Premier Systems Solutions respectively is estimated to continue during the whole of 2006.

The underlying positive development in the American operations continues with two-digit organic sales growth and an increase of the yearly operating profit that is above average for Systems.

For the portion of the operations in the segment that are not focused on banking security, a development and customer segment specialization programme is taking place similar to the one in the Europe segment (see further below).

April – June 2006

The organic sales growth increased by 8 percent to MSEK 406 (305), while at the same time, the operating profit was unchanged at MSEK 22. The operating margin before amortization amounted to 5.5 percent (7.1).

Europe[2)]

MSEK	Jan–Jun 2006	Jan–Jun 2005	Apr–Jun 2006	Apr–Jun 2005	Jan–Dec 2005
Total sales	2,222	2,118	1,125	1,133	4,449
Organic sales growth, %[1)]	*6*	*5*	*2*	*7*	*5*
Operating income before amortization	266	242	138	144	607
Operating margin before amortization, %	*12.0*	*11.4*	*12.2*	*12.7*	*13.7*
Operating income after amortization	261	216	135	124	568
Operating capital employed	681	503			596
Operating capital employed as % of sales	*14*	*11*			*13*
Total capital employed	1,804	1,651			1,740

1) Adjusted for changes in exchange rates, acquisitions and disposals
2) Except UK and Ireland since 01-01-2006

Within the Europe segment, Systems' offering to different customer segments with high security needs is continuously being refined. At present, the focus, besides on banks, is primarily on retail chains and fire protection. Further areas where there are high and international security needs are e.g. logistics companies, telecommunication companies, energy companies, biotechnology companies as well as the automotive sector.

January – June 2006

The organic sales growth increased by 6 percent to MSEK 2,222 (2,118), while at the same time, the operating income increased by 9 percent to MSEK 266 (242). The operating margin before amortization amounted to 12.0 percent (11.4).

A minor acquisition, Elmaco in Belgium, has been carried out during the period. The integration of the company has proceeded according to plan. The lower installation rate in the Nordic Countries during the second quarter has had a certain adverse affect on the half-year earnings. As a consequence of the distribution of Securitas, certain minor operations which operationally are attributable to Securitas Direct, were sold to Securitas Direct, which has affected sales in Sweden negatively.

April – June 2006

The organic sales growth increased during the second quarter by 2 percent. Total sales decreased however by MSEK 8 to MSEK 1,125 (1,133), mainly due to a lower installation rate than expected. The operating profit before amortization decreased by 4 percent to MSEK 138 (144) and the operating margin before amortization amounted to 12.2 percent (12.7).

Cash flow

Investments in fixed assets amounted to MSEK 115 (164) net during the period January–June. The cash flow amounted to MSEK –61 (–253) during the same period.

For the period April – June, investments in fixed assets amounted to MSEK 101 (54) net. The cash flow amounted to MSEK –171 (–134) during the same period.

Return on capital employed and capital employed

As at 30 June 2006

The Group's return on capital employed was 19 percent (19). The Group's operational capital employed amounted to MSEK 811 (491) corresponding to 13 percent (8) of sales adjusted for the acquisitions full-year sales.

Acquisitions increased the Group's goodwill by MSEK 35. Adjusted for negative translation differences of MSEK 66, the Group's total goodwill amounted to MSEK 2,407 (2,439 as at 31 December 2005).

After amortization of MSEK 8 and negative translation differences of MSEK 7, the acquisition related intangible fixed assets amounted to MSEK 212 (227 as at 31 December 2005).

The Group's total capital employed amounted to MSEK 3,430 (3,094 as at 31 December 2005).

Financing and liquidity

The Group's net indebtedness amounted to MSEK 2,485 (4,603 as at 31 December, 2005) and the shareholders' equity amounted to MSEK 945 (–1,509 as at 31 December, 2005). The decrease of the net indebtedness and the increase of the shareholders' equity are due to the shareholders' contribution received from Securitas AB (see further under parent company). The shareholders' contribution has been received for acquisition of companies on the formation of the legal Systems Group prior to the coming listing.

During July, after the close of the period, Systems has signed a credit agreement, a so-called Multicurrency Revolving Credit Facility, for MSEK 3,000 with Nordea Bank AB and SEB Merchant Banking within Skandinaviska Enskilda Banken AB as Mandated Lead Arrangers, with Nordea Bank AB as Documentation Co-ordinator and with Skandinaviska Enskilda Banken AB as Facility Agent. The loan facility is intended to cover the company's ongoing financing needs and will constitute Systems' principal loan facility.

Acquisitions

Acquisitions January– June 2006 (MSEK)

The acquisition calculation is subject of final adjustment at the latest one year subsequent to the time of the acquisition.

Company	Segment[1]	Included from and	Annual sales[2]	Acquisition price[3]	Enterprise value[4]	Goodwill[5]	Acquisition related intangible assets
Opening balance						**2,439**	**227**
Elmaco, Belgium	Europa	1 Jan	11	5	5	2	–
Premier, US	US/UK/Ir	1 Apr	33	34	34	30	–
Other acquisitions				3	3	3	–
Total acquisitions/disposals January–June 2006				**42**	**42**	**35**	**0**
Amortization of acquisition							
Related intangible fixed assets							–8
Translation differences						–66	–7
Closing balance						**2,407**	**212**

1) Concerns segment with main responsibility for the acquisition/disposal
2) Estimated annual sales at the time of the acquisition in SEK at the exchange rate at the time of the acquisition
3) Price paid to the seller
4) Acquisition price with addition of acquired net indebtedness
5) Total increase of the Group's goodwill including already existing goodwill in the acquired company

Elmaco, Belgium

In January 2006, Systems acquired NV im Belgium Elmaco NV, one of Belgium's leading suppliers of fire installations. Elmaco NV has lengthy experience of supplying technological fire systems to the industrial sector and government offices. The annual sales amount to MSEK 11 and there are 9 employees. The enterprise value (EV) of the acquisition amounts to MSEK 5. The profitability in the company is good which will contribute positively to Securitas Systems' operating profit.

Premier Systems Solutions, US (FL)

Systems in the US acquired Premier Systems Solutions, Inc, the market leader in Tampa, Florida at the start of April 2006. The company installs and maintains security systems in Tampa and other major markets in Florida. Premier has forecast sales of MSEK 33 (MUSD 4.5) for 2006 and 17 employees. The enterprise value (EV) of the acquisition amounts to MSEK 34 (MUSD 4.6).

Other information

The Group's tax rate during the period amounted to 33 percent (30). For the full-year 2006, the tax rate is estimated to be 32 (30) percent.

The Group's parent company has been staffed during the first half-year prior to the planned stock exchange listing in September 2006. Further, work has been concluded on adapting the legal structure so that all ownership of the operating companies is brought together under Securitas Systems AB.

The listing process is continuing according to plan and the prospectus is expected to be available on 8 September 2006. After a resolution is passed at Securitas AB's Extraordinary General Meeting that is expected to be held on 25 September, Systems will be listed on the Stockholm Stock Exchange's O-list on 29 September.

In the section "Appendix to the Interim Report: Combined financial statements 2005", the consolidated financial statements for 2005 are reproduced according to the predecessor basis together with accounting principles and notes.

The Parent Company

The total sales amounted to MSEK 57 during the period. Earnings after net financial items amounted to MSEK 37. Liquid funds amounted to MSEK 18. The parent company has invested MSEK 2,428 in shares in subsidiaries during the period. MSEK 0 has been invested in equipment. Securitas Systems AB was dormant from January to June 2005 and accordingly no comparitive figures are stated. The shareholders' contribution of MSEK 2,329 has been received from Securitas AB during the period January to June 2006. The decision has been taken in Securitas AB that a further shareholders' contribution of approximately MSEK 1,100 shall be transferred to Securitas Systems AB on 31 August 2006 at the latest.

Accounting principles

This Interim report has been prepared in accordance with IAS 34 Interim Reporting and RR 31; Interim Consolidated Reporting. The Parent Company complies with the Annual Accounts Act and RR32 Reporting for legal entities.

The most important accounting principles according to IFRS, which constitute the accounting standards in preparation of this Interim report, are found in note 1 on page 82 below.

On 1 December 2005, Securitas Systems AB acquired four companies included in the Securitas Systems division as it was reported by Securitas, from other companies within the Securitas AB Group. During the first half-year 2006, additional companies were acquired from other companies within the Securitas Group. In this way, a legal structure for Securitas Systems was created equivalent to the operational structure, like that reported by Securitas AB. According to IFRS 3, this is a Business Combination that includes companies or operations under common control. In the absence of specific rules within IFRS regarding how such acquisitions shall be reported, the Group has elected to report all acquisitions under common control at the value that was previously reported in the Securitas Group. This means that all companies that were acquired by Securitas Systems AB during 2005 and 2006 are reported as if they were included in the Securitas Systems Group from 1 January 2005 (the comparative period), the so-called predecessor basis. In an appendix to this Interim report, combined financial statements for 2005 are reproduced according to the predecessor basis together with accounting principles and notes[1].

Securitas Systems applies IFRS 1 (The first time IFRS has been applied) as the Group has not previously prepared consolidated accounts. The Group applies the exemption according to IFRS 1 item 22 a, which concerns accumulated translation differences for foreign operations, which means that they are reported at zero on 1 January 2005

See the section "Appendix to the Interim report: combined financial statements 2005".

Stockholm 21 August, 2006

Juan Vallejo
CEO and President

1) See "Appendix to the interim report: Consolitated financial statements 2005".

Limited review report

We have performed a limited review of the interim report for Securitas Systems (publ) for the period from January 1 to June 30, 2006. It is the company's management that is responsible for accurately preparing and presenting this interim report in accordance with IAS 34 and the Annual Accounts Act. Our responsibility it to express an opinion on this interim report based on our review.

We have conducted our limited review in accordance with the Standard for limited reviews *SÖG 2410 Review of interim financial information conducted by the company's elected auditor issued by FAR, the Institute for the Accounting Profession in Sweden*. A review consists of making requests, primarily to those persons responsible for financial and accounting issues, performing an analytic review and taking other general review measures. A limited review has a different focus and is considerably limited in scope, compared with the focus and scope of an audit in accordance with the Auditing Standard in Sweden and generally accepted auditing practices. The review measures that are taken during a limited review do not allow us to achieve such certainty that we are aware of all important circumstances that would have been identified if an audit had been conducted. The expressed opinion based on a limited review therefore does not have the same degree of certainty as an expressed opinion based on an audit.

Based on our limited review, no circumstances have emerged to give us reason to believe that this interim Report does not, in material aspects, provide an accurate presentation in accordance with IAS 34 and the Annual Accounts Act.

Stockholm, 21 August 2006

PricewaterhouseCoopers AB

Kerstin Moberg

For additional information contact:
Juan Vallejo, CEO and President, +46 8 657 7600
Peter Ragnarsson, CFO, +46 8 657 7600
Åsa Larsson, Investor Relations, +46 8 657 7433

Future reporting dates
Interim report for January–September 2006 will be submitted on 16 November 2006

Securitas Systems designs and installs complete and customised security solutions to large and medium-sized companies based on products within video surveillance, access control, burglary prevention and fire protection. Around 60 percent of Systems' turnover comes from new installations and approximately 40 percent comes from sales of services such as maintenance, monitoring, alarm services and customer service functions. The total annual sales amount to approximately MSEK 6,000, the Company has approximately 5,000 employees and operates in 13 European countries and in the US, Hong Kong and Australia. The Company's market share amounts to 4 percent in Europe and 1 percent in the US. For more information, see www.securitassystems.com

Income statement

MSEK	Jan–Jun 2006	Jan–Jun 2005	Apr–Jun 2006	Apr–Jun 2005	Jan–Dec 2005
Total sales	3,011.8	2,704.0	1,540.4	1,445.4	5,805.0
Organic sales growth, %	7	6	4	7	6
Production expenses	–1,908.0	–1,697.5	–977.8	–909.5	–3,658.0
Gross income	1,103.8	1,006.5	562.6	535.9	2,147.0
Selling and administrative expenses	–850.9	–754.8	–428.8	–386.1	–1,503.5
Operating income before amortization	252.9	251.7	133.8	149.8	643.5
Operating margin before amortization, %	8.4	9.3	8.7	10.4	11.1
Amortization on acquisition related intangible assets	–8.3	–8.3	–4.1	–4.3	–15.9
Acquisition related restructuring expenses	–13.6	–22.2	–1.1	–18.3	–34.0
Operating income after amortization	231.0	221.2	128.6	127.2	593.6
Operating margin after amortization, %	7.7	8.2	8.3	8.8	10.2
Financial income and expenses	–55.2	–35.5	–27.1	–18.5	–78.6
Income before taxes	175.8	185.7	101.5	108.7	515.0
Net margin, %	6	7	7	8	9
Taxes	–57.4	–55.7	–33.6	–32.1	–154.8
Net income for the period	**118.4**	**130.0**	**67.9**	**76.5**	**360.2**
Whereof attributable to;					
Shareholders in the parent company	117.7	129.9	67.4	76.3	359.4
Minority interest	0.7	0.1	0.5	0.2	0.8
Earnings per share (SEK) before dilution	**0.32**	**0.36**	**0.18**	**0.21**	**0.98**
Earnings per share (SEK) after dilution	**0.32**	**0.36**	**0.18**	**0.21**	**0.98**

Cash flow

MSEK	Jan–Jun 2006	Jan–Jun 2005	Apr–Jun 2006	Apr–Jun 2005	Jan–Dec 2005
Cash flow before changes in working capital	214.1	190.4	116.6	101.2	596.9
Changes in working capital	37.0	–118.8	31.7	–89.3	–515.0
Cash flow from operating activities	**251.2**	**71.6**	**148.3**	**11.9**	**81.9**
Cash flow from investing activities	**–114.8**	**–163.9**	**–100.7**	**–53.7**	**–491.1**
Cash flow from financing activities	**–197.8**	**–160.9**	**–219.1**	**–92.4**	**304.0**
Cash flow for the period	**–61.4**	**–253.2**	**–171.5**	**–134.2**	**–105.2**
Liquid funds at the start of the period	**365.4**	**451.6**	**475.0**	**339.8**	**451.6**
Cash flow for the period	–61.4	–253.2	–171.5	–134.2	–105.2
Exchange rate difference in liquid funds	–10.1	22.9	–9.6	15.7	19.0
Liquid funds at the end of the period	**293.9**	**221.3**	**293.9**	**221.3**	**365.4**

Capital employed and financing

MSEK	30 Jun 2006	30 Jun 2005	31 Dec 2005
Operational capital employed	811.0	490.5	428.5
Operational capital employed as % of sales	*13*	*8*	*7*
Goodwill	2,406.8	2,239.7	2,438.9
Acquisition related intangible assets	212.1	228.8	226.7
Capital employed	**3,429.9**	**2,959.0**	**3,094.1**
Return on capital employed, %	*19*	*19*	*21*
Net debt	**2,485.4**	**8,361.9**	**4,602.8**
Shareholders' equity	**944.5**	**–5,402.9**	**–1,508.7**
Net debt/equity ratio, times	2.63	–	–

Balance Sheet

MSEK	30 Jun 2006	30 Jun 2005	2005
ASSETS			
Fixed assets			
Goodwill	2,406.8	2,239.7	2,438.9
Acquisition related intangible assets	212.1	226.8	226.7
Other intangible fixed assets	53.7	56.5	59.2
Tangible fixed assets	322.5	273.2	289.8
Non interest-bearing financial fixed assets	42.3	19.1	17.2
Interest-bearing financial fixed assets	1.0	1.7	1.4
Total fixed assets	**3,038.4**	**2,819.0**	**3,033.2**
Current assets			
Non interest-bearing current assets	2,049.6	1,823.7	2,080.3
Other interest-bearing current assets	138.4	506.2	542.7
Liquid funds	293.9	221.3	365.4
Total current assets	**2,481.9**	**2,551.2**	**2,989.0**
TOTAL ASSETS	**5,520.3**	**5,370.2**	**6,022.2**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Attributable to the parent company's shareholders	934.4	–5,411.6	–1,518.2
Minority interests	10.1	8.7	9.5
Total shareholder's equity	**944.5**	**–5,402.9**	**–1,508.7**
Long-term liabilities			
Non interest-bearing long-term liabilities	0.1	0.1	0.1
Interest-bearing long-term liabilities	5.5	0.9	0.4
Non interest-bearing provisions	166.0	189.8	170.3
Total long-term liabilities	**171.6**	**190.8**	**170.8**
Current liabilities			
Liabilities concerning intra-group restructuring	–	7,616.6	2,313.9
Non interest-bearing current liabilities	1,491.0	1,492.0	1,848.3
Interest-bearing current liabilities	2,913.2	1,473.5	3,197.9
Total current liabilities	**4,404.2**	**10,582.3**	**7,360.1**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**5,520.3**	**5,370.2**	**6,022.2**

Statement of recognized income and expenses

	30 Jun 2006			30 Jun 2005		
MSEK	Attributable to the parent company's shareholders	Minority interest	Total	Attributable to the parent company's shareholders	Minority interest	Total
Income and expenses reported directly in shareholder's equity						
Actuarial gain and losses after tax	8.1	–	8.1	–6.7	–	–6.7
Translation differences	–21.0	–0.0	–21.0	145.0	0.3	145.3
Total income and expenses recognized directly in shareholder's equity	**–12.9**	**0.0**	**–12.9**	**138.3**	**0.3**	**138.6**
Net income for the period	117.7	0.7	118.4	129.9	0.1	130.0
Total income and expenses for the period	**104.8**	**0.7**	105.5	**268.2**	**0.4**	**268.6**

Changes in shareholders' equity

MSEK	30 Jun 2006 Attributable to the parent company's shareholders	30 Jun 2006 Minority interest	30 Jun 2006 Total	30 Jun 2005 Attributable to the parent company's shareholders	30 Jun 2005 Minority interest	30 Jun 2005 Total
Opening balance	**–1,518.2**	**9.5**	**–1,508.7**	**–5,655.7**	**8.9**	**–5,646.8**
Actuarial profits and losses after tax	8.1	–	8.1	–6.7	–	–6.7
Translation differences	–21.0	–0.0	–21.0	145.0	0.3	145.3
Total income and expenses reported directly in shareholder's equity	**–12.9**	**–**	**–12.9**	**138.3**	**0.3**	**138.6**
Net income for the period	117.7	0.7	118.4	129.9	0.1	130.0
Total capital changes excluding transactions with the company's owner	**104.8**	**0.7**	**105.5**	**268.2**	**0.4**	**268.6**
Group contribution, distribution and similar items[1]	55.8	–	55.8	–24.0	–	–24.0
Acquisition of minority interest	–	0.6	0.6	–	–	
Dividend paid to minority interest	–	–0.7	–0.7	–	–0.7	–0.7
Dividend paid to the parent company's shareholders	–37.3		–37.3	–	–	–
Shareholder's contribution received *from the parent company's shareholders*	2,329.3	–	2,329.3	–	–	–
Closing balance	**934.4**	**10.1**	**944.5**	**–5,411.6**	**8.7**	**–5,402.9**

1) Concerns transactions made directly against shareholders' equity between Systems' companies and other companies forming part of the Securitas Group.

Data per share

SEK	Jan–Jun 2006	Jan–Jun 2005	Jan–Dec 2005
Share price at the close of the period	–	–	–
Profit after tax	0.32	0.36	0.98
Distribution	–	–	–
P/E-figure after dilution	–	–	–
Number of outstanding shares[1]	365,058,897	365,058,897	365,058,897
Average number of shares	**365,058,897**	**365,058,897**	**365,058,897**

1) Number of shares for the comparative figure 2005 is the same as the current number of shares after the bonus issue 2006.

Segment Review January – June 2006 and 2005

MSEK	US/UK/Ireland 2006	US/UK/Ireland 2005	Europe 2006	Europe 2005	Other 2006	Other 2005	Eliminations 2006	Eliminations 2005	The Group 2006	The Group 2005
Sales, external	768	570	2,222	2,118	21	15	–	–	3,012	2,704
Sales, internal	–	–	–	–	16	8	–16	–8	–	–
Total sales	**768**	**570**	**2,222**	**2,118**	**37**	**23**	**–16**	**–8**	**3,012**	**2,704**
Organic sales growth, %	8	20	6	5	–	–	–	–	7	6
Operating profit before amortization	**37**	**35**	**266**	**242**	**–51**	**–25**	**–**	**–**	**253**	**252**
Operating margin before amortization, %	*4.9*	*6.1*	*12.0*	*11.4*	–	–	–	–	*8.4*	*9.3*
Amortization on acquisition related intangible fixed assets	–4	–4	–4	–4	–	–	–	–	–8	–8
Acquisition related restructuring expenses	–12	–	–1	–22	–	–	–	–	–14	–22
Operating profit after amortization	**21**	**31**	**261**	**216**	**–51**	**–25**	**–**	**–**	**231**	**221**
Operational capital employed	282	206	681	503	–152	–218	–	–	811	491
Operational capital employed as % of the sales	*17*	*13*	*14*	*11*	–	–	–	–	*13*	*8*
Goodwill	1,269	1,082	1,063	1,078	75	79	–	–	2,407	2,240
Acquisition related intangible fixed assets	151	159	61	70	–	–	–	–	212	229
Total capital employed	1,703	1,447	1,804	1,651	–77	–139	–	–	3,430	2,959
Return on capital employed, %[1]	–	–	–	–	–	–	–	–	*19*	*19*

1) Return on capital employed is based on 12 months rolling operating profit.

Organic sales growth and changes in exchange rates, the Group

The calculation of organic sales growth (and specification of changes in exchange rates on the operating income and income before tax) appears below:

	Jan – Jun		
Sales, MSEK	**2006**	**2005**	**%**
Total sales	3,012	2,704	11
Acquisitions/disposals	–94	–	
Currency changes from 2005	–41	–	
Organic sales	**2,877**	**2,704**	**7**
Operating income before amortization, MSEK			**%**
Operating income before amortization	253	252	0
Currency changes from 2005	–2	–	
Operating income	**251**	**252**	**0**
Operating income after amortization, MSEK			**%**
Operating income after amortization	231	221	4
Currency changes from 2005	–5	–	
Operating income	**226**	**221**	**2**
Income before tax, MSEK			**%**
Income before tax	176	186	–5
Currency changes from 2005	–4	–	
Income before taxes	**172**	**186**	**–8**

	Apr – Jun		
Sales, MSEK	***2006***	***2005***	**%**
Total sales	1,540	1,445	7
Acquisitions/disposals	–47	–	
Currency changes from 2005	5	–	
Organic sales	1,499	1,445	4
Operating income before amortization, MSEK			**%**
Operating income before amortization	134	150	–11
Currency changes from 2005	1	–	
Operating income	**134**	**150**	**–10**
Operating Income after amortization, MSEK			**%**
Operating income after amortization	129	127	1
Currency changes from 2005	1	–	
Operating income	**130**	**127**	**2**
Income before taxes, MSEK			**%**
Income before tax	101	109	–7
Currency changes from 2005	1	–	
Income before taxes	**103**	**109**	**–5**

Definitions

Financial statements: Statements in this interim report are formulated as if the operations were formed on 1 January 2005. The transfer of operations from Securitas to Securitas Systems has taken place at the Securitas Group's book value according to the so-called "predecessor basis".

Organic sales growth: Total sales adjusted for acquisitions/disposals and changes in exchange rates as a percentage of the previous year's total sales, adjusted for disposals.

Operating income before amortization: Operating income before amortization on acquisition related intangible assets and acquisition related restructuring expenses but after depreciation and amortization on tangible assets and other intangible assets.

Operating margin before amortization: Operating income before amortization as a percentage share of total sales.

Investments: Total investments in fixed assets during the year.

Capital employed: Non interest-bearing fixed and current assets with a deduction for non interest-bearing long-term and short-term liabilities.

Return on capital employed: Operating income before amortization as a percentage share of capital employed.

Operating capital employed: Capital employed with a deduction for goodwill, acquisition related intangible assets and participations in associated companies

Net debt: Long-term and short-term interest-bearing borrowings with a deduction for interest-bearing fixed and current assets.

Net debt/equity ratio: Net debt in relation to shareholders' equity.

Operating capital employed as % of total sales: Operating capital employed as a percentage of total sales adjusted for full-year sales of acquired units.

Earnings per share: Net income for the period attributable to shareholders in the parent company in relation to the number of shares.

Enterprise value (the total value of the operations): Acquisition price with the addition of acquired net debt.

Board of Directors, management and auditors

Board of Directors

	Born	Nationality	Elected	Independent[1]	Number of Class A shares[2]	Number Class B shares[2]
Melker Schörling, Chairman	1947	Swedish	2006	No[3]	4,500,000	11,761,700
Carl Douglas	1965	Swedish	2006	No[3]	4,000,000	24,750,000
Tomas Franzén	1962	Swedish	2006	Yes	–	–
Eva Lindqvist	1958	Swedish	2006	Yes	–	1,000
Juan Vallejo, President and CEO	1957	Swedish	2006	No[4]	–	161,000
Mikael Olsson	1969	Swedish	2006	–	–	–
Laila Lindberg	1948	Swedish	2006	–	–	100

1) In accordance with the Stockholm Stock Exchange's listing requirements.
2) Details on holdings are shown under each presentation below.
3) Melker Schörling and Carl Douglas are considered to be independent in relation to the company and its management, but not in relation to major shareholders.
4) Juan Vallejo is not considered to be independent in relation to the company



Melker Schörling
Born 1947
Chairman of the Board since 2006
Melker Schörling is Chairman of the Board of Securitas AB, Melker Schörling AB, Hexagon AB, Aarhus Karlshamn AB and BNS Holding AB, vice Chairman of Assa Abloy AB and Board member of Hennes & Mauritz AB. Melker Schörling was previously CEO of Securitas 1987–1992 and thereafter CEO of Skanska 1993–1997.
Principal education: Master of Business Administration
Terminated Board assignments/partnerships during the past five years: Chairman of the Board of Attendo Senior Care AB. Board member in Försäkringsaktiebolaget Skandia.
Shareholding in Securitas[1]: 4,500,000 Class A shares and 11,759,300 Class B shares held through Melker Schörling AB as well as 2,400 Class B shares through related parties.



Carl Douglas
Born 1965
Board member since 2006
Carl Douglas is self-employed and is Chairman of the Board of Wasatornet AB and a Board member of Securitas AB, Assa Abloy AB, Swegon AB, Säkl AB, Förvaltnings AB Wasatornet and Boxholms Skogar AB.
Principal education: Bachelor of Arts in humanities
Terminated Board assignments/partnerships during the past five years: Chairman of the Board of Infosphere AB. Board member of Specma AB.
Shareholding in Securitas[1]: 100,000 Class B shares held privately and 2,000,000 Class B shares through Förvaltnings AB Wasatornet as well as 4,000,000 Class A shares and 22,650,000 Class B shares through Investment AB Latour.

1) Each share in Securitas held on the record day for right to receive shares in Systems entitles the holder to one share in Systems, provided that the Securitas Extraordinary General Meeting resolves to distribute all the shares by means of a dividend distribution.



Tomas Franzén

Born 1962

Board member since 2006

Tomas Franzén is CEO, President and Board member of Eniro AB. He has previously worked at Nokia Data AB and ICL Data AB. He was CEO for AU-Systems Network AB (1995–1999) AU-Systems AB (1999–2002) and afterwards became CEO for Song Networks Holding AB 2002–2004. Thomas Franzén is Chairman of the Board of Avisere Europe AB, Grin AB, OTM Development AB and Trust2You AB as well as Board member in BTS Group AB and deputy director in OEM International AB.

Principal education: B.Sc. in Industrial Engineering and Management.

Terminated Board assignments/partnerships during the past five years: Board member in Allgon AB, AU-Systems AB, B2 Holding AB, ComHem Communication AB, Epsilon AB, IMS Data AB, Proact IT Group AB and Song Networks Holding AB.

Shareholding in Securitas[1]: 0



Eva Lindqvist

Born 1958

Board member since 2006

Eva Lindqvist has held different positions within the Ericsson Group 1981–1999 and is today Senior Vice President within Mobile Business at TeliaSonera AB. Prior to this, she held a number of leading positions within Telia Sonera AB, for example, President and Head of Business Operation International Carrier. Eva Lindqvist is a Board member in Schibstedt ASA, Investment Aktiebolaget Spiltan, Sergel Kredittjänster and Trolltech ASA. She is also a member of the Royal Swedish Academy of Sciences.

Principal eduction: M.Sc., MBA

Terminated Board assignments/partnerships during the past five years: VLT AB

Shareholding in Securitas[1]: 1,000 Class B shares.



Juan Vallejo

Born 1957

President, CEO and Board member since 2006

Juan Vallejo joined Securitas as Country President for Portugal in 1990 where he stayed for two years. In 1992 he became Country President for Spain and later Country President for Sweden before taking on the role as Head of Securitas' Nordic operations. Juan Vallejo was appointed Divisional President for Security Systems Europe in 2001 and when the company further accelerated the development in 2003, he assumed the responsibility for Securitas Systems worldwide. Juan Vallejo is a Board member of Styrvärden Q AB.

Principal education: M.Sc.

Terminated Board assignments/partnerships during the past five years: –

Shareholding in Securitas[1]: 161,000 Class B shares.

1) Each share in Securitas held on the record day for right to receive shares in Systems entitles the holder to one share in Systems, provided that the Securitas Extraordinary General Meeting resolves to distribute all the shares by means of a dividend distribution.



Laila Lindberg
Born 1948
Employee representative
Board member since 2006
Laila Lindberg has worked at Securitas since 1972 within different types of administrative roles. She is a Board member in Securitas Sverige AB as an employee representative since 2003.
Terminated Board assignments/partnerships during the past five years: –
Shareholding in Securitas[1]: 100 Class B shares



Mikael Olsson
Born 1969
Employee representative
Board member since 2006
Mikael Olsson started at Securitas as an installation electrician and today puts fire alarms into operation. He has previously worked for a number of smaller electrical installation firms.
Terminated Board assignments/partnerships during the past five years: –
Shareholding in Securitas[1]: 0

Management

Juan Vallejo
See page 59.



Peter Ragnarsson
Born 1963
Chief Financial Officer since 2006
Peter Ragnarsson commenced his career with Securitas in 1992 when he joined as Group Controller for Securitas in Stockholm. In 1995 he joined Axis AB as CFO but became President and CEO as the company went public in 2000. He later held the same position for AudioDev AB where he stayed for 2 years before rejoining Securitas AB in 2004 as Country President for the UK and Ireland businesses, Bell Group, acquired by Securitas in June that year. Peter Ragnarsson is a Board member of Nocroc Ventures AB.
Principal education: B.Sc. Business Administration and MBA
Terminated Board assignments/partnerships during the past five years: Board member in MultiQ International AB
Shareholding in Securitas[1]: 21,000 Class B shares

1) Each share in Securitas held on the record day for right to receive shares in Systems entitles the holder to one share in Systems, provided that the Securitas Extraordinary General Meeting resolves to distribute all the shares by means of a dividend distribution.



Rolf Norberg
Born 1949
Head of Technology/Sourcing/Logistics since 2006
Rolf Norberg joined Securitas in 1988 coming from ASSA, where he was President of ASSA Innovation. He started working for the Systems company then called Securitas Teknik as technical manager. In 1990 he joined the parent company to become its first technical director working with business development across the Securitas Group. In 1998 he left Securitas to work for ASSA ABLOY, the world's leading lock group, as technical director and became the driving force behind development of new technologies within the company. Rolf Norberg rejoined Securitas in 2003 as technical director within the Systems division and became CTO in 2005 with responsibilities ranging from technology and business development to business support functions.
Principal education: Dr.Techn., M.Sc.
Terminated Board assignments/partnerships during the past five years: –
Shareholding in Securitas[1]: 34,585 Class B shares

Auditors

At Systems' Annual General Meeting in 2005, PricewaterhouseCoopers AB was elected as auditor for the period up until the end of the Annual General Meeting 2009. PricewaterhouseCoopers AB (SE-113 97 Stockholm, Sweden) has been the company's auditor during the period covered by the historical financial information, meaning from 2003 through the first half of 2006. The auditor in charge has been Agneta Brevenhag, Anna-Carin Bjelkeby[2] and as from 2006, Kerstin Moberg.

Kerstin Moberg
PricewaterhouseCoopers AB
Born 1955, Authorised Public Accountant. Member of FAR (Institute for the Accounting Profession in Sweden). Auditor in charge since 2006.
Other audit assignments: IVT Industrier AB, Nokia Svenska AB, Robert Bosch AB and YIT Sverige AB as well as previously SCA AB
Shareholding in Securitas[1]: 0.
Address: PricewaterhouseCoopers AB, SE-113 97 Stockholm, Sweden

Additional information on the Board of Directors and management

The business address for all members of Systems' Board and management is Securitas Systems AB, PO Box 12231, SE-102 26 Stockholm, Sweden.

Systems' Board of Directors has, with the exception of those members that were elected by employee organizations, been elected following a proposal from Securitas' Nomination Committee.[3] An Extraordinary General Meeting in Systems on 23 May 2006 as well as the Annual General Meeting on 12 June 2006, resolved to elect the proposed Board of Directors for the period up until the end of the Annual General Meeting in 2007.

Systems' Board of Directors has been deemed to fulfil the requirements of the Stockholm Stock Exchange regarding independence in relation to Systems, its management and major shareholders. Independence in relation to major owners has been judged in relation to Securitas' owners, as Systems immediately after the proposed distribution will have the same circle of shareholders as Securitas.

None of Systems' Board members or members of management has been convicted in relation to any fraudulent offences during the past five years. Nor are there any incriminations and/or sanctions from an authority or professional association against any of these individuals and none of them have been disqualified by a court from acting as a member of a company's administrative, management or supervisory bodies or from acting in the management or conduct of the affairs of a company over the past five years.

Tomas Franzén was during his time as CEO for Song Networks Holding AB responsible for the financial reorganization of the group, including a composition procedure in the Netherlands. Peter Ragnarsson was a Board member in Mobilisys AB when the operations were closed in 2001 through bankruptcy at the request of the company. The bankruptcy proceedings were terminated in March 2003. Beyond that, no member of the Board or management has been involved in any bankruptcy, liquidation or receivership during the last five years.

No member of the Board or management has any private interests, which can conflict with the

1) Each share in Securitas held on the record day for right to receive shares in Systems entitles the holder to one share in Systems, provided that the Securitas Extraordinary General Meeting resolves to distribute all the shares by means of a dividend distribution.
2) Authorized Public Accountant. Member of FAR.
3) Consisting of the Chairman Gustaf Douglas, Melker Schörling, Marianne Nilsson (Robur AB) and Annika Anderson (Fjärde AP-fonden).

interests of Systems. As apparent from the account above, several members of the Board and management may however have a financial interest in Securitas through shareholdings in Securitas and, as regards one employee representative, participation in Securities incentive program 2002/2007 and, furthermore, may also come to have financial interests in Systems by means of shareholdings in the company as a consequence of present shareholdings in Securitas.

No family ties exist between the members of the Board or management.

Remuneration to the Board of Directors

The Chairman and the members of the Board receive fees resolved upon by the General Meeting. Neither the CEO nor the employee representatives receive directors' fees.

Up until the Annual General Meeting 2006, no fees have been to paid to members for work performed on Systems' Board of Directors. As a Group company within the Securitas Group, the Company has had a Board of Directors comprising solely of employees within the Group, whose Board assignment was part of these persons' ordinary duties.

Compensation to Systems' present Board of Directors was decided at the Annual General Meeting on 12 June 2006. The members elected by the General Meeting are appointed for the period up to the end of the Annual General Meeting in 2007 and the fees pertain to this period. For information regarding fees and the distribution among the members, see the table below.

Board member	Ordinary remuneration for the period from Annual General Meeting 2006 – Annual General Meeting 2007, SEK
Melker Schörling, Chairman	400,000
Carl Douglas	200,000
Tomas Franzén	200,000
Eva Lindqvist	200,000
Juan Vallejo	–
Laila Lindberg	–
Mikael Olsson	–
Total	**1,000,000**

General principles for remuneration to the group management in Systems

Guidelines for salary and other remuneration to the CEO and other members of management are resolved upon by Systems' Annual General Meeting, based on proposals by the Board of Directors. Remuneration to the CEO as well as the rest of the Group management, consists of fixed salary, variable salary as well as pension and insurance benefits and company car. The variable salary varies between zero and the maximum amount pursuant to the following:

- For the CEO the variable salary is maximised to 75 percent of the fixed salary.
- For the rest of the Group management the variable salary is maximised to 60–75 percent of the fixed salary.

The variable salary is based on the actual performance in relation to earnings targets (and in certain cases other key ratios) within the individual area of responsibility which is individually established for each executive.

As regards the CEO, the total cost for fixed and variable salary is determined each year at an amount that includes all the Company's remuneration costs, including social security costs. The total cost principle makes it possible for the CEO to allocate a portion of his fixed salary to other benefits, for example pension benefits.Furthermore, the CEO may refrain from recerving part of the variable salary one year and instead receive such remuneration the next year.

The notice period required from Systems is 12 months, both with respect to the CEO and other members of management. In the event of termination from the Company's side that is not due to a gross breach of contract on the part of the CEO or the CEO's ill health, the CEO is entitled to receive severance pay corresponding to 12 months salary. The other members of management have no right to severance pay. The notice period required by the CEO and other members of management is six months. Severance pay is not payable in the event of termination at own will. The CEO and other members of the Group management have individual pension plans. The retirement age is 65 years. The CEO and other members of management also have the right to health insurance and company car.

For information regarding remuneration that is estimated to be payable to the Group management during 2006, see the table below.[1]

1) All members of management have assumed their current positions during 2006. The employment contract with the CEO is likely be renegotiated during the latter part of 2006.

Estimated remuneration 2006 (SEK)

	Fixed salary	Variable salary[1]	Pension and insurance cost	Other remuneration[2]
Juan Vallejo	3,465,000	3,023,888[3]	760,512	85,321
Other members of management	4,420,000	2,982,000	1,104,852	126,261
Totalt	**7,885,000**	**6,005,888**	**1,865,364**	**211,582**

1) Maximum outcome. The actual variable salaries for 2006 may deviate from the stated amount.
2) This amount also includes certain variable remuneration from previous years since Systems has assumed the payment responsibility for certain remuneration that the CEO has earnt in his previous employment with Securitas.
3) Company car benefit value.

Incentive programme

Apart from local bonus programmes, there are currently no incentive programmes in Systems. In principle, however, the Board of Directors looks favourably on offering the Company's employees the opportunity to participate in incentive programmes. The putting forward a proposal regarding an incentive programme are therefore being investigated. Board of Directors is therefore investigating the possibilities to present a proposal regarding an incentive programme.

For information on Securitas' incentive programme 2002/2007, see "The relation between Systems and Securitas" on page 72.

The Board of Directors' areas of responsibility

The Board of Directors is responsible for the Group's organization and administration in accordance with the Swedish Companies Act and appoints the CEO. In accordance with guidelines adopted by Systems' Annual General Meeting, the Board of Directors also resolves upon the salaries and other remuneration paid to the CEO and other members of Group management, should the Board of Directors so desire. The Board of Directors shall meet not less than six times a year, and at least one meeting shall include a visit to one of the Group's operations. The company's auditors shall participate in the Board meeting held to adopt the annual accounts.

The work procedures of the Board of Directors

The activities of the Board of Directors and the division of responsibility between the Board of Directors and Group management are governed by formal procedures that are adopted by the Board of Directors each year after the Annual General Meeting. According to these work procedures, the Board of Directors shall decide on, inter alia, the Group's overall strategy, business and profitability targets, major corporate acquisitions and property investments, in addition to establishing a framework for the Group's operations by approving the Group's budget. The work procedures include an instruction for the CEO and an instruction for financial reporting.

Partly in light of its size, Board of directors made the assessment that no audit or remuneration committee should be established. The duties that would be assigned such committees will instead be performed by the Board of Directors, with the exception of CEO.

Communication policy

Systems Board of Directors has adopted a communication policy that, among other things, aims to ensure that the Company fulfils the requirements relating to information disclosure to the market. Pursuant to the policy, communications shall be used in a comprehensive way, to create understanding for, and knowledge about, Systems' strategy, operations and financial position. Systems' financial and other communication shall always comply with the Stockholm Stock Exchange's regulations, sound market practice as well as other relevant rules and legal obligations that may be applicable to Systems. The communications shall also create a stream of standardised actions between the Company, the employees and the outside world. Moreover, the communications shall make it possible to exchange ideas within the organization and contribute to enhancing the quality of the company's communications work.

The policy establishes the allocation of responsibility for information matters as well as prescribes who shall speak on behalf of the Company on different issues. The policy also includes routines for the press release of year-end report, interim reports, annual report, Annual General Meeting, press releases, press conferences and conference calls, road shows, meetings with investors, capital market days and the Company's website. Finally, the communications policy handles communications in crisis situations as well as in the event of information leaks.

Insider policy and insider register

Systems' Board of Directors has adopted an insider policy as a complement to the insider legislation in force in Sweden. The insider policy establishes routines for "closed periods", meaning that trading with financial instruments in Systems is prohibited during thirty days prior to the publication of financial reports, the day of publication included, as well as during the two trading days immediately following the publication of a financial report. The insider policy also contains a prohibition on short-term trading, meaning that acquired financial instruments in Systems, as a principal rule, may not be sold until three months after the acquisition, at the earliest.

Systems also maintains an internal insider register in accordance with applicable legislation and the instructions that are issued from time to time by the CEO. This register, among other things, shall include information on all persons working for the Company that have access to insider information.

Code of Conduct

Systems has adopted a code of conduct to ensure that the Group upholds and promotes business methods of the highest possible ethical standard. Systems supports and respects fundamental human rights and takes responsibility for adhering to these rights wherever Systems operates.

Internal control

Systems' Board of Directors is responsible for ensuring that the Group maintains a good internal control and shall continually evaluate where the future risks in the operations may arise. The internal control consists of methods and activities, which aim to safeguard assets, monitor accuracy and reliability in internal and external financial reporting, as well as to ensure observance of established guidelines. Further, external parties shall be engaged to conduct risk and control diagnostics within functional areas that by their nature have an inherently high risk, for example the group's large-scale IT-functions.

The key features of the control environment include clear frames of reference for the Board of Directors, a clear organizational structure with documented delegation of decision-making from the Board of Directors to the Group management, the competence of employees as well as a number of Group policies, routines and frameworks.

The Board of Directors continuously evaluates the Group's need of introducing an internal audit function. The starting point in the Board of Director's assessment is to consider how an internal audit function would facilitate the Board of Director's target fulfilment and create value for shareholders through furnishing an objective analysis of how the Board of Directors and the Group management, handle risks and monitors the operations. A special internal audit function has not been judged necessary in light of the evaluation carried out. The evaluation of the Board of Directors will continue to be conducted annually as a part of the corporate governance process within the Group.

Nomination Committee ahead of the Annual General Meeting 2007

At the Annual General Meeting of Systems on 12 July 2006 it was resolved that Systems shall have a Nomination Committee consisting of four members and to elect Gustaf Douglas (Chairman), Melker Schörling, Annika Andersson (Fjärde AP-Fonden) and Marianne Nilsson (Robur) as members of the Nomination Committee ahead of the Annual General Meeting in 2007. In the event a shareholder represented by one of the Nomination Committee's members no longer would be one of the largest shareholders in Systems, or is a member of the Nomination Committee no longer employed by such a shareholder or for some other reason resign from the Nomination Committee prior to the Annual General Meeting in 2007, the Nomination Committee shall have the right to appoint another representative for the largest shareholders to replace such a member.

The Nomination Committee's assignments include preparing the election of the Chairman and other members of the Board of Directors, the election of the Chairman of the General Meeting, the election of auditors (where applicable) as well as resolutions on fees and other related matters, prior to the forth-coming General Meetings. The Nomination Committee shall hold meetings as often as necessary in order to carry out its tasks, although at least one meeting per year.

The Swedish Code of Corporate Governance

The Swedish Code of Corporate Governance ("the Code") shall be applied by all companies on the Stockholm Stock Exchange's A-list and by all companies on the O-list that, like Systems, have a market value exceeding MSEK 3,000. Systems will apply the Code as from the time when the Company's shares are listed on the Stockholm Stock Exchange. In the event of a deviation from individual rules, Systems will explain such deviation in accordance with the Code. At present, Systems deviates with regard to audit and remuneration committees, see "The Board of Director's areas of responsibility" above.

The share and ownership

Share capital

The share capital in Systems amounts to SEK 365,058,897 represented by 17,142,600 Class A shares and 347,916,297 Class B shares.[1] The shares have been issued in accordance with the Swedish Companies Act (2005:551) and the owners' rights associated with the shares may only be changed under the provisions of this Act.

At General Meetings, each Class A share entitles the holder to ten votes and each Class B share to one vote. Each shareholder that is entitled to vote may vote for the total number of shares held by him or her without restriction. Each share carries an equal right to dividend and to any surplus in the event of liquidation. The Articles of Association contain customary provisions regarding primary and subsidiary preferential rights. Class B shares are not subject to any restrictions concerning the right to transfer them, while Class A shares are subject to a pre-emption clause in Systems' Articles of Association.

The share capital's development

Changes have been implemented during 2006 to adapt Systems' share structure and share capital ahead of the planned distribution of the company. The structure corresponds to the number of Securitas shares carrying dividend rights.

		Increase in number of		Total number of		Increase in share	Total share
Year	Transaction	Class A shares	Class B shares	Class A shares	Class B shares	capital, SEK	capital, SEK
2003		–	–	–	5,000[2]	–	500,000
2006	Split 100:1	–	495,000[2]	–	500,000[2]	–	500,000
2006	Bonus issue	17,142,600	347,416,297	17,142,600	347,916,297	364,558,897	365,058,897

1) All shares have a quota value of SEK 1 and are fully paid.
2) Prior to 2006, there was only one class of shares.

VPC affiliation

The company and its shares are connected to the electronic securities system, the VPC system, with VPC as central securities depository and clearing organization (VPC AB, PO Box 7822, SE-103 97 Stockholm, Sweden). The shares are individually registered and are denominated in Swedish kronor.

Right to dividend

Resolutions regarding dividend distributions are made by the General Meeting. Dividends are normally paid as a cash amount per share through VPC, but may also consist of something else (distribution in kind). The right to dividend belongs to persons registered as shareholders in the share register maintained by VPC on the record day as determined by the General Meeting. Such record day may not occur later than the day before the next Annual General Meeting. If a shareholder cannot be reached through VPC, the shareholder's dividend claim against Systems remains and is restricted only by statutory limitation. If the claim becomes statute-barred, the dividend devolves upon Systems.

There are no restrictions or specific procedures under the Swedish Companies Act or in Systems' Articles of Association in respect of dividend distributions to shareholders resident outside Sweden. Apart from possible limitations resulting from banking and clearing systems, payment is made in the same manner as for shareholders resident in Sweden. However, Swedish withholding tax is normally payable for shareholders with limited tax liability in Sweden, see "Tax issues in Sweden" on page 74.

Major shareholders

The table below shows Systems' expected largest shareholders (based on the ownership structure in Securitas as per 30 June, 2006 and changes known to have occured thereafter). The ownership structure will initially be the same as in Securitas, with approximately 34,900 stockholders.

Shareholder	Class A shares	Class B shares	% of capital	% of votes
Investment AB Latour	4,000,000	22,650,000	7.3	12.1
Melker Schörling AB	4,500,000	11,759,300	4.5	10.9
Robur	0	15,098,694	4.1	2.9
Alecta	0	13,850,000	3.8	2.7
Säkl AB	8,642,600	4,000,000	3.5	17.4
SEB Fonder	0	11,858,534	3.2	2.3
SHB/SPP Fonder	0	9,587,661	2.6	1.8
Akila Finance SA	0	9,260,220	2.5	1.8
Nordea Fonder	0	8,457,185	2.3	1.6
Franklin-Templeton Funds	0	7,463,081	2.0	1.4

Articles of Association

For Securitas Systems AB with organization number 556436-6267

§ 1
The name of the company is Securitas Systems AB. The company is a public company (publ).

§ 2
The Board of Directors of the company shall have its registered office in the municipality of Stockholm, County of Stockholm.

§ 3
The object of the company is (directly or indirectly through subsidiaries) to offer services and products within the field of security, to own and administer real and movable estate, as well as to pursue other compatible business.

§ 4
The share capital shall be no less than MSEK two hundred (200,000,000) and no more than MSEK eight hundred (800,000,000).

§ 5
The number of shares issued shall be no less than two hundred million (200,000,000) and no more than eight hundred million (800,000,000).

The shares may be issued in two classes, designated Class A and Class B. Shares of Class A may be issued up to a maximum number of one hundred and sixty million (160,000,000) and shares of Class B to a maximum number of six hundred and forty million (640,000,000).

Each share of Class A entitles to ten (10) votes and each share of Class B to one (1) vote.

Should the company decide to issue new Class A and Class B shares by way of a cash issue or a set-off issue, the holders of Class A and Class B shares, respectively, shall have priority right to subscribe to new shares of the same class in proportion to their existing shareholdings (primary right of priority). Shares not subscribed to by primary right of priority shall be offered to all shareholders (subsidiary right of priority). If the entire number of shares subscribed to by subsidiary right of priority cannot be issued, the shares shall be allocated between the subscribers in proportion to their existing shareholdings and, insofar as this cannot be done, by drawing of lots.

Should the company decide to issue shares of only one class by way of a cash issue or a set-off issue, all shareholders, irrespective of whether their shares are of Class A or Class B, shall have priority right to subscribe to new shares in proportion to their existing shareholdings.

Should the company decide to issue warrants or convertible bonds by way of a cash issue or a set-off issue, the shareholders shall have the priority right to subscribe to such warrants as if the shares to which the warrants entitle were issued and the priority right to subscribe to such convertible bonds as if the shares for which the convertible bonds may be exchanged were issued, respectively.

What is stated above shall not entail any restrictions on the possibility to resolve on a cash issue or a set-off issue with deviation from the shareholders priority rights.

An increase of the share capital by way of a bonus issue shall be made by issuing shares of both Class A and B, in proportion to their part of the share capital when the increase is decided upon. Holders of shares of Class A and Class B, respectively, shall have the right to new shares of the same class, each in proportion to their existing shareholdings. The above shall not entail any restrictions on the possibilities to issue shares of a new class by a bonus issue, after any necessary amendments of the Articles of Association.

§ 6
The Board of Directors shall, in addition to such members that, in accordance with law, may be nominated by others than the General Meeting of Shareholders, consist of no less than five (5) and no more than ten (10) Directors with no deputy Directors.

For the audit of the company's administration and accounts, a registered public accounting firm shall be appointed by the General Meeting.

§ 7
A notice convening an Annual General Meeting or an Extraordinary General Meeting to decide upon amendments of the Articles of Association shall be issued at the earliest six and at the latest four weeks prior to the meeting. A notice convening other Extraordinary General Meeting shall be issued at the earliest six and at the latest two weeks prior to the meeting.

A notice convening a General Meeting shall be published in Post- och Inrikes Tidningar and in Svenska Dagbladet and Financial Times.

§ 8
General Meetings shall be held in Stockholm.

§ 9
A shareholder, who wants to take part in the negotiations at a General Meeting, must be registered in a transcript or other presentation of the share register relating to the facts which were recorded five (5) weekdays before the General Meeting and must give notice to the company no later than 4 p.m. the day set forth in the notice convening the meeting. The last mentioned day must not be a Sunday, any other public holiday, a Saturday, Midsummer Eve, Christmas Eve or New Year's Eve and must not fall earlier than on the fifth weekday before the General Meeting.

At the General Meeting, a shareholder is entitled to be accompanied by one or two assistants; however, only if the shareholder gives notice hereof to the company according to what is prescribed in the previous paragraph.

§ 10

At the Annual General Meeting the following matters shall be dealt with:

1. Election of a Chairman of the Meeting;
2. Preparation and approval of a voting list;
3. Approval of the Agenda;
4. Election of one or two persons to check the minutes;
5. Examination of whether the Meeting has been properly convened;
6. Presentation of the Annual Report and the Auditors' Report on the Parent Company, and the Consolidated Accounts and the Auditors' Report on the Group;
7. Resolutions with respect to
   a) the adoption of the Income Statement and the Balance Sheet of the Parent Company, and the Consolidated Income Statement and the Consolidated Balance Sheet,
   b) the appropriation of the Company's profit or loss according to the adopted Balance Sheet,
   c) the discharge of the Directors of the Board and the Managing Director from their liability;
8. Determination of the number of directors;
9. Determination of fees for the Board of Directors and, where applicable, the Auditors;
10. Election of the Board of Directors and, where applicable, appointment of a registered public accounting firm;
11. Any other matter duly referred to the General Meeting.

§ 11

The calendar year shall be the financial year of the company.

§ 12

If a share of Class A has been transferred to a person who is not already a holder of shares of Class A, by means of purchase, exchange, gift, separation of joint property, inheritance, will, company distribution, merger, demerger or other transfer of title, such share shall immediately be offered to the holders of shares of Class A for redemption.

As soon as the Central Securities Depository (VPC) has informed the Board of Directors of the transfer of title, the Board of Directors shall immediately inform the acquirer of its obligation to offer the shares for redemption by written notification to the Board of Directors. Such notification shall contain information on the consideration paid for the shares and the acquirer's conditions for redemption. The acquirer shall hereby evidence his or her acquisition of the shares. Immediately upon receiving a notification of transfer of title, the Board of Directors shall enter this into a special book with details on the date of notification, as set forth in the Companies Act. The Board of Directors shall at the same time notify every individual entitled to redemption whose postal address is known to the company, in writing, of the transfer of title to the shares and inform that claims for redemption shall be submitted to the Board of Directors within two (2) months from the acquirer's notification of the transfer of title. Claims for redemption submitted within the stipulated time period shall be entered into a special book with details on the date of the claim for redemption, as set forth in the Companies Act.

An offer for redemption may not be exercised for a smaller number of shares than those included in the offer. If claims for redemption are made by several individuals entitled thereto, the shares shall, to the extent possible, be allocated to those entitled to redemption in proportion to their previous holdings of shares of Class A. The remaining number of shares shall be allocated by drawing of lots, executed by notary public.

The redemption price shall be determined by agreement between the acquirer and the individual entitled to redemption and shall as a general rule, if the shares have been transferred for a consideration, correspond to such consideration and otherwise to the price which can be expected in a sale under normal circumstances. If an agreement on the redemption price cannot be reached, the person entitled to redemption may request arbitration as set forth below.

A dispute regarding redemption of shares in accordance with this section 12 shall be finally settled by the Rules of the Arbitration Institute of the Stockholm Chamber of Commerce. Arbitration shall be requested within two months from the day when the claim for redemption was submitted to the company in accordance with what is stipulated above. The arbitration board shall consist of three arbitrators or one single arbitrator and is to be appointed by the institute. All requests for arbitration, which by reason of the same transfer of shares have been submitted to the institute within the above stated time, shall be dealt with as one single arbitration procedure.

The redemption price shall be paid within one (1) month from the time when the redemption price was determined, by means of agreement between the parties or by an arbitration award.

If, within the stipulated time, no person entitled to redemption would submit a claim for redemption, or if the redemption price would not be paid within the stipulated time, the person who offered the share for redemption shall be entitled to be registered as holder of the share.

§ 13

The shares of the company shall be registered in a CSD register in accordance with the Financial Instruments Accounts Act (1998:1479).

These Articles of Association were adopted by the Annual General Meeting on 12 June 2006.

Legal matters and supplementary information

Material agreements

Customers and suppliers

All of the group's customer and supply agreements pertain to the day-to-day operations. No single customer or supplier is of crucial importance to the operations of the group.

As a holding company, Systems does not itself conduct business. Instead business is conducted through the company's Swedish and foreign subsidiaries. Customer and supply agreements are therefore entered into by the subsidiaries. Formal agreements between the group and the customers containing comprehensive terms for, among other things, installation, service and payment sometimes do not exist in the UK and US. The absence of contractual arrangements is to a certain extent market practice in these countries.

Systems is not dependent on any particular supply or customer agreement. The company is of the opinion that all of the group's suppliers, at least in the long run, are exchangeable. Several agreements have often been entered into with the large customers and each agreement is not by itself essential in relation to the income that it generates. Taken as a whole, however, the income generated from one customer can be of significance. It can not be excluded that loss of such customers or loss of suppliers whose products are not easily replaceable could have a negative effect on Systems' results or costs.

Credit agreements

Securitas is responsible for the funding of Systems until the listing date. Thereafter, Systems changes to an external arrangement. Systems has, during the summer of 2006, entered into a Multicurrency Revolving Credit Facility, of MSEK 3,000 with Nordea Bank AB (publ) and SEB Merchant Banking within SEB as Mandated Lead Arrangers. The Credit Facility is intended to cover the company's current capital needs and will constitute Systems' predominant loan facility. The term of the credit facility agreement is five years with the possibility of two years' extention following the approval of the banks. The facility carries a floating interest rate. The terms of the facility states that Systems must, among other things, commit to maintain a certain ratio between the group's net debt and net operating income before the deduction of financial expenses, taxes, depreciation and write-offs (EBITDA). The facility agreement also contains a provision which give the lenders the right to advance payment in case of a change of control in Systems or the company would be delisted.

Other material agreements

During the past two years, the group has entered into the following agreements of significance for Systems.

In May 2004, Systems acquired the shares in the French company Eurotelis Valiance SAS, mainly supplying installations and alarm monitoring to local French banks. The initial purchase price was approximately MSEK 238 with the possibility for certain adjustments. The acquisition was based on customary representations and limitations of liability on the part of the seller. The same year, Bell Group Plc, which was listed on the London Stock Exchange at the time, was acquired through a public offer for approximately MSEK 1,354. Bell Group Plc supplies systems and maintenance services to the largest commercial banks in the UK and Ireland. Through these two acquisitions, Systems gained a leading position within banks and financial institutions in Europe.

In November 2004, Systems also made a smaller acquisition of the German company Struck & Partner Vertriebs- und Servicegesellschaft für professionelle Elektronik GmbH at a price of approximately MSEK 19. Struck & Partner is a supplier of video surveillance equipment to retail chains.

In 2005, Systems acquired all the stocks in the US company Wornall Electronics, Inc, which supplies installation and maintenance of security systems in Kansas City and New Jersey. In October of the same year, Systems also acquired the assets of the US company Hamilton Pacific L.P., a leading supplier of security solutions to banks in the US. Hamilton Pacific was purchased for approximately MSEK 281. According to the purchase agreement, Systems shall under certain circumstances pay an additional purchase price. A final settlement in this respect has however still not taken place. By means of these acquisitions, Systems has strengthened its position on the banking and finance segment of the US market.

Part of the assets of Empresa de Servicios Especializados de Seguridad SA was also acquired during 2005 at a price of approximately MSEK 27. Its operations consist of installation and maintenance of security systems in Spain.

In January 2006, Systems acquired all the shares in Elmaco NV in Belgium, with business comprising fire alarm installations. The estimated turnover of this company for 2005 was around MSEK 11. During the spring of 2006, Systems acquired the assets and liabilities of the US company Premier Systems Solutions, Inc. The company installs and maintains security systems in Tampa and other large markets in Florida. The estimated turnover of this company for 2006 is MSEK 35.

Intellectual property rights

Systems has entered into license agreements with Securitas regarding the right to use among other things the trademark SECURITAS SYSTEMS, see "The relation between Systems and Securitas" on page 72. With the exception of the license rights from Securitas, there are no significant intellectual property rights that Systems owns or is allowed to use, or alternatively allows others to use. Systems' intellectual property rights protection is continually monitored and supplemented when needed.

Insurance

Systems has a several group-wide corporate insurance policies that have been procured external insurance brokers and will take effect as of the stock exchange listing. Up until this point, Systems is covered by the Securitas group insurance. The Board of Directors for Systems is of the opinion that Systems has and has had adequate insurance protection relating to its business operations.

Permits

The operations that Systems perform require permits in most countries. Systems deems that the necessary permits exist, except for Denmark and Belgium where applications for new permits have recently been submitted in conjunction with the separation of Systems from Securitas. In Sweden, Systems has submitted an application for the permission to conduct surveillance, in order to facilitate an expansion of its area of operation and an enlargement of its service offering. Systems does see any reasons why the above mentioned permits would not be granted. In addition, insurance companies and industry bodies can impose certain conditions and their regulations can evolve into local standards and affect how the security industry evolves on local markets.

Disputes and other liability matters

Systems conducts business in a number of countries in the day-to-day operations, disputes and claims against the company arise from time to time, but so far of no significant importance for the group. In France, Systems' French subsidiary is currently involved in several legal disputes and it is the company's experience that disputes in general occur more often in France than in other European countries where Systems operate. Systems also deems that the disputes having arisen in France are covered by the groups' insurance policies or are of no significant importance for the Systems group. Systems is not and, during the last twelve months, has not been party to any legal or arbitration proceedings that could have a significant effect on the group's financial position or profitability. The Board of Directors of Systems is not aware of any circumstance that could give rise to such proceedings of significant proportions for the Systems group.

Authorisation

The Board of Directors of Systems was authorised by the 2006 Annual General Meeting, for the period until the next Annual General Meeting, on one or several occasions, to resolve that the company shall raise loans where the interest or the amount by which repayment shall occur is, wholly or partly, dependent on the dividends to the shareholders, the company's share price, the company's results or the company's financial position. The authorisation is primarily intended to permit Systems to enter into credit agreements without the need for the General Meeting's approval.

Transactions with related parties

No member of the Board or management of Systems, has or has had any direct or indirect participation in any business transaction with the company that is or has been unusual in its nature or its terms. Systems has not granted loans, provided guarantees or given sureties for or to the benefit of any of these persons.

Shareholders agreement

Melker Schörling and Gustaf Douglas (directly or through companies and related parties; to control approximately 16 percent of the capital and 41 percent of the total number of votes in Securitas Systems after the share distribution) have entered into a shareholders' agreement, according to which the parties aims to coordinate their ownership regarding Board composition, dividend policy, resolutions concerning changes to the Articles of Association or share capital, significant acquisitions or transfers and appointment of the CEO. Futhermore, the agreement compromises pre-emption rights for the sale of Class A shares by any part. Apart from this, the Board of Systems is not aware of any shareholders' agreements or other arrangements between future shareholders, aimed at exercising collective influence over the company.

Registration and legal form of business entity

Systems' corporate identity number is 556436-6267. The company was formed in Sweden on 2 September 1991 and registered with the Swedish Companies Registration Office, (at that time, the Patent and Registration office) on 11 November 1991. The company's legal form of business entity, a public limited liability company, is governed by the Swedish Companies Act (2005:551).

Costs

It is estimated that the Securitas Group's transaction costs for the distribution and listing of Securitas Direct and Systems will amount to approximately MSEK 75.

Documents that are available

The following documents are available at Systems head office or on the group's website, www.securitassystems.com:

- Articles of Association for Securitas Systems AB
- Annual Reports for the financial years 2004–2005
- Interim report January–June 2006

The relation between Systems and Securitas

This section presents an account of the relations between the Systems Group and the Securitas Group and, among other things, how these relations are affected by the distribution and listing of the shares in Systems. Even though Systems will be an independent company after the distribution and listing, Systems and Securitas will have continued business relations in a number of respects.

Restructuring of the group

The proposed distribution of Systems and Securitas Direct means that the Securitas Group's operations will be split up. The fundamental point of departure for the split and the various agreements concluded between Securitas and Systems and/or Securitas Direct is that Systems and Securitas Direct will assume responsibility for their particular areas of operations, while Securitas will be responsible for the Group's other operations. The agreements that have been entered into between Securitas, Systems and/or Securitas Direct have been entered into at arms length and are not intended to restrain the competition between the companies.

Systems is, up until the listing, an independent division within Securitas. The division's legal structure has changed prior to the listing through a series of intra group acquisitions and sales. Previously, some of Systems' subsidiaries have been part of Securitas' holding companies. It is the opinion of Systems and Securitas that the intra group acquisitions have been made at fiscally correct prices. Nevertheless, it can not be excluded that the tax authorities will judge certain pricing to have been incorrect and that re-assessment then may occur. See also under Tax risks in "Risk Factors" on page 7.

In order to resolve certain matters between Securitas, Systems and Securitas Direct after the distribution and listing of Systems and Securitas Direct, the three companies have entered into a separation agreements, that may be viewed as framework agreements for the separation, as well as a number of other agreements. The implementation of the separation may result in certain amendments and changes to the contractual relationships described below.

Separation agreement

The separation agreements between Securitas, Systems and Securitas Direct govern the principles for, among other things, the restructuring, division of assets and liabilities that are mainly attributable to one of the companies, division of, or joint access during a transitional period, to certain joint assets as well as insurances. As a general rule, Securitas and Securitas Direct shall hold Systems harmless from liabilities and losses pertaining to their respective operations. Correspondingly, as a general rule, Systems shall hold Securitas and Securitas Direct harmless from any liabilities and losses pertaining to System's operations. For a two-year period, the parties will mutually refrain from recruiting certain key persons. The agreement also includes provisions covering the situation that legal claims are filed against the wrong group and a commitment from all parties to work towards obtaining any consents and approvals required for the separation. Furthermore, the parties shall work towards solving any problems that may arise as a result of the separation through co-operation and mutual understanding.

License agreement pertaining to Securitas

Systems' need to use the trademark and business name "SECURITAS SYSTEMS" and the accompanying marks and domain names are met through license agreements with Securitas. Through the agreements, Systems is given the right to, within present operations, use the word combination SECURITAS SYSTEMS as trademark and business name and in graphic marks. As regards Denmark and Switzerland, the corresponding rights apply to DANSIKRING SYSTEMS and PROTECTAS SYSTEMS. In addition, Securitas is prohibited from using these word combinations as trademarks during a period of three years following the termination of the license agreement. The license agreements run through 2010 and may subsequently be extended through agreement among the parties. Prior to this, Systems may at any time terminate the agreements with a notice period of six months. Securitas does not have similar rights to terminate the agreements. However, Securitas may terminate the agreements under certain circumstances, for example, in the event of a direct or indirect change of control of System. In the event that the agreements would cease to apply, Systems may no longer use the marks SECURITAS, DANSIKRING or PROTECTAS in its operations.

Call out services and combination agreements

Systems has entered into agreements with Securitas' Services Division regarding call out services in the event of Systems' alarms being triggered. These agreements are usually entered into between the subsidiaries in the respective countries. Systems and Securitas have also entered into a framework agreement containing certain guidelines and principles for the contractual relations among subsidiaries in respect of call out services. Securitas' services are supplied on commercial terms and at a price level that corresponds to those applied towards the company by other suppliers of call out services. Systems intends to continue the contractual relationship with Securitas Services Division as long as the service is supplied in a professional manner and at competitive prices.

In certain countries, mainly in the Nordic region, Systems sometimes supplies alarm installations to Securitas Services' Division in conjunction with combined solutions. In these cases, Securitas' Services Division has sold a guarding service to a customer that also desires an alarm service. Systems acts as subcontractor to Securitas' Services Division by carrying out the alarm installation. Systems charges Securitas' Services Division for the service performed, while the Services Division charges the end customer for the entire combined solution i.e. both the surveillance service and the alarm installation. These agreements are usually entered into between subsidiaries in the respective countries.

Leases and shared services

In several cases, Systems has shared premises with Securitas' Services Division. In cases where Systems rents a smaller part of the premises, Securitas' Bevakning AB has entered into the lease agreements with the external landlords. Systems then subleases the premises on commercial terms. Systems intends to continue certain of these lease agreements, e.g. according to a framework agreement with respect to subleasing in Sweden that has been entered into with Securitas Bevakning AB. Other agreements may be terminated and new lease agreements entered into with other landlords. In cases when Systems leases a more significant part of the premises, or in the case of particularly important operations (such as head office, alarm centres etc.), separate agreements have been made or will be made with each landlord.

Certain other services, e.g. salary administration services and in certain cases IT services have also been shared with Securitas' Services Division. Systems' intention is, as far as possible, to conclude its own agreements with external suppliers concerning these services. However, salary administration services and, in certain cases, the IT services will continue to be combined with Systems' Services Division during at least 2006 and Systems is purchasing these services on commercial terms. In cases where Systems considers that there are competitive advantages to maintain coexistence, agreements can be entered into with the Securitas Group on commercial terms.

Cars

Systems has leased service and company cars through Securitas' subsidiary Securitas Uthyrning AB. Systems has negotiated a lease contract with a new lessor and the lease contracts entered into with Securitas Uthyrning AB will be discontinued.

Insurance

Previously, Systems has been covered by the Securitas group insurances. This will not be the case once Systems no longer is a part of the Securitas group. Systems has instead procured its own group insurance program, see under Insurance in "Legal matters and supplementary information" on page 69. There is a specific agreement with Securitas aimed at ensuring that Systems has uninterrupted insurance protection in respect of events pertaining to the time prior to the separation.

Funding

Principally, Systems has previously funded its operations through own funds and loans from the Securitas group. These loans are replaced by loan facilities from external banks, see under Credit agreements in "Legal matters and supplementary information", page 69. Securitas has previously also issued guarantees and entered into other commitments as security for the Systems group's liabilities. These will also be discontinued in connection with the listing and replaced by bank guarantees or parent company guarantees issued by Systems.

Securitas incentive programme 2002/2007

In 2002, Securitas introduced a global incentive programme based on convertible loans that run through May 2007 and that was addressed to virtually all employees in the Securitas group. However, during 2005, Securitas invited participants in the programme to sell their respective investments prematurely. After the distribution of Systems, more than 700 employees within the Systems group will still participate in this incentive programme. However, the incentive programme does not give entitlement to shares in Securitas, but only to possible cash payment based on Securitas' share price. The cost of the outcome of the programme will not burden Systems.

Tax issues in Sweden

Set forth below are certain Swedish tax provisions that apply in connection with Securitas distribution of shares in Systems and the listing of the class B shares in Systems for shareholders with an unlimited tax liability in Sweden, unless otherwise stated. The summary is based on prevailing legislation and is intended as general information only. The description below does not cover situations where the shares in Securitas and Systems, respectively, are held as current assets in a business operation or are held by a partnership. Further, the summary does not address the specific rules and regulations that may apply on holdings of so called qualified shares in companies that are, or have previously been, closely held companies or to shares that have been acquired on the basis of such holdings. For holders of such shares and for certain other categories of shareholders specific rules may apply. The tax implications for each shareholder depend in part on the specific circumstances of the shareholder. Each shareholder should therefore consult a tax advisor as to the tax consequences that may arise in connection with the distribution and the holding of the shares in Systems, including the applicability and effects of foreign rules and tax treaties for the avoidance of double taxation.

Summary

The distribution of the shares in Systems is intended to be made under the "Lex ASEA provisions" and will thus not result in any immediate tax consequences in Sweden. The tax basis for the shares in Securitas entitling to the distribution will be allocated between these shares and the shares in Systems received.

Taxation at the distribution of shares in Systems

The Swedish Tax Agency has confirmed that the distribution of the shares in Systems will be exempt from Swedish taxation under the "Lex ASEA provisions". The tax basis of the shares in Securitas entitling to the distribution will be allocated between these shares and the shares in Systems received. The allocation of the tax basis will be based on the change in value of the shares in Securitas due to the distribution of the shares in Systems. Securitas will request guidelines from the Swedish Tax Agency on the allocation of the tax basis. Information on the guidelines from the Tax Agency will be published as soon as possible on the websites of Securitas, Systems and the Swedish Tax Agency.[1)]

Taxation at the disposal of shares in Systems

A disposal of the received shares in Systems normally triggers capital gains taxation. A capital gain or a capital loss is calculated as the difference between the sales proceeds, after deduction for sales costs, and the tax basis. The tax basis of the shares in Systems received through the distribution will be determined based on the guidelines that the Swedish Tax Agency will render. The tax basis for all shares in Systems of the same class and type will be added together and computed collectively under the average method. Since the class B shares in Systems will be listed, the tax basis for these shares may alternatively be determined to be 20 percent of the net sales revenue, using the standard rule.

Individuals

For individuals, capital gains are taxed in the capital income category, normally at a rate of 30 percent. For unlisted shares, as the class A shares, in certain cases only five-sixth of a capital gain will be taxed. However, this does not apply if any of the company's shares, such as the class B shares, are listed. Capital losses on shares and other listed securities that are taxed as shares with the exception of shares in Swedish mutual funds consisting solely of receivables denominated in the Swedish currency (interest funds) may be fully offset against taxable capital gains on such securities. Hence, a capital loss on listed shares, as the class B shares in Systems will be, is fully deductible, while only five sixth of a

1) www.securitasgroup.com, www.securitassystems.com and www.skatteverket.se.

capital loss on unlisted shares, such as the class A shares, will be deductible. A capital loss in excess of such loss will be deductible from other capital income at 70 percent or five sixth of 70 percent, respectively.

Should a deficit arise in the capital income category, such deficit may reduce the tax on income from employment and operations as well as real estate tax. A tax reduction is granted at 30 percent of a deficit not exceeding SEK 100,000 and at 21 percent for any remaining part. The deficit cannot be carried forward to a future fiscal year.

Limited Liability Companies

For limited liability companies, capital gains on shares that are not held for business purposes are taxed as business income at a rate of 28 percent. Specific provisions apply to shares held for business purposes. Capital gains on such shares are normally tax exempt and losses non-deductible. Unlisted shares, such as the class A shares, are deemed to be held for business purposes. Listed shares, such as the class B shares will be, are deemed to be held for business i.e. if the shareholding constitute a capital asset for the investor and the holding amounts to at least 10 percent of the voting rights or is required by the business conducted by the owner company or another closely-associated company defined in certain manner. In order for a capital gain on listed shares to be tax exempt and a capital loss not to be deductible, the shares must also have been held for business purposes by the holder during a consecutive period of at least one year prior to the sale.

For limited liability companies, a capital loss on shares that is deductible[1], may only be offset against taxable capital gains on shares and other securities that are taxed as shares. A capital loss may also, if certain conditions are met, be offset against such capital gains in companies of the same group, provided that the companies may carry out group contributions between them. Capital losses that cannot be offset during a particular year may be carried forward and be offset against eligible capital gains in subsequent tax years without limitation in time.

Taxation of dividend from Systems

For individuals, dividend from Systems will be taxed in the capital income category at a rate of 30 percent[2] and for limited liability companies in the business income category at a rate of 28 percent. Dividends on shares that are held for business purposes are normally tax exempt. In order for a dividend on listed shares to be tax exempt under these provisions, the shares must not be disposed of within one year from the day the shares became held for business purposes with its owner. For individuals resident in Sweden a preliminary tax of 30 percent is withheld. The preliminary tax is generally withheld by VPC or, for nominee-registered shares, by the nominee.

Net wealth tax

Shares listed on the O-list of Stockholm Stock Exchange, as the class B shares of Systems will be, are normally exempt from net wealth taxation. OMX intends to introduce a joint list for the Nordic stock exchanges owned by OMX, the OMX-list, that will replace the A-list and the O-list. The new structure is not expected to entail any tax consequences. Shares that have previously been listed on the O-list are expected to remain exempt from net wealth taxation. This opinion has recently been confirmed by the Council for Advance Tax Rulings in an advance tax ruling that has become legally binding. Unlisted shares, as the class A shares, are normally subject to net wealth taxation. However, they are normally only ascribed a taxable value to the extent that the company conducts assets management[3].

Shareholders with limited tax liability in Sweden

A Swedish withholding tax is normally payable for shareholders with limited tax liability in Sweden receiving dividends on shares in a Swedish limited liability company. Withholding tax will, however, not be payable on the distribution of shares in Systems since the distribution will be made under the "Lex ASEA provisions". The distribution may, however, trigger taxation in the shareholder's country of tax residency.

1) I.e. if the specific provisions on shares that are held for business purposes do not apply.

2) The specific provision stating that only five sixth of a dividend on shares in an unlisted company is subject to taxation is not applicable since the shares of class B will be listed.

3) It should be noted that the Net Wealth Taxation Act is currently under review, see SOU 2004:66.

Withholding tax will normally be payable on dividends paid by Systems to shareholders with limited tax liability in Sweden. The statutory tax rate is 30 percent but is normally reduced under tax treaties that Sweden has concluded with other countries for the avoidance of double taxation. Most of Sweden's tax treaties in this context enable a reduction of the Swedish tax to the treaty's tax rate immediately at the time of disbursement, provided that sufficient information on the tax residency of the party receiving the dividend is available. In Sweden, VPC or, for nominee-registered shares, the nominee, normally handles the deduction of withholding tax. If 30 percent withholding tax is withheld upon a payment to someone that is entitled to be taxed at a lower tax rate, a refund may be requested from the Swedish Tax Agency prior to the expiration of the fifth calendar year after the distribution.

Swedish withholding tax is not payable on dividends paid to certain foreign companies for shares that are considered to be held for business purposes due to the fact that they are unlisted or that the holding amounts to at least 10 percent of the voting rights and the holding has been of this amount for at least 12 months before the dividend, if the dividend would have been tax exempt for a Swedish company under the tax provisions on shares held for business purposes.

Shareholders with limited tax liability in Sweden that do not conduct operations from a permanent establishment in Sweden are normally not taxed in Sweden on capital gains upon the sale of shares. However, shareholders may be subject to taxation in their country of tax residency. According to a special rule, however, individuals with limited tax liability in Sweden may be subject to Swedish taxation upon the sale of Swedish shares, if they at any time during the year of the sale or the ten calendar year preceding the year of the sale, were tax resident in Sweden or permanently lived here. However, the applicability of the rule is in several cases limited by tax treaties between Sweden and other countries for the avoidance of double taxation.

Appendix to the Interim Report: Combined financial statements 2005

Securitas Systems AB Corporate Identity Number 556436-6267

Contents

Income statement

MSEK	Note	Financial year 2005
Total sales	5	**5,805.0**
Production expenses	6,7,8	–3,658.0
Gross income		**2,147.0**
Selling and administrative expenses	6,7,8	–1,553.4
Operating income		**593.6**
Financial income and expenses	9	–78.6
Income before tax		**515.0**
Tax	10	–154.8
Net income for the year		**360.2**
Whereof attributable to:		
Equity holders of the Parent Company		359.4
Minority interest		0.8
		360.2

Balance sheet

MSEK	Note	31 Dec 2005
ASSETS		
Fixed assets		
Buildings and land	11	17.2
Machinery and equipment	11	272.6
Goodwill	12,13	2,438.9
Acquisition related intangible assets	13,14	226.7
Other intangible assets	15	59.2
Deferred tax assets	10	12.0
Interest-bearing financial fixed assets		1.4
Other long-term receivables		5.2
Total fixed assets		**3,033.2**
Current assets		
Inventories	16	409.2
Accounts receivable	17	1,181.3
Current receivables with Group companies		838.6
Income taxes recoverable		7.9
Other current receivables	18	186.6
Cash equivalents		365.4
Total current assets		**2,989.0**
TOTAL ASSETS		**6,022.2**
SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity		
Share capital	19	0.5
Other capital contributed		0.1
Other reserves		101.7
Retained earnings		–1,620.5
Shareholders' equity attritubable to equity holders to the Parent Company		**–1,518.2**
Minority interests		**9.5**
Total shareholders' equity		**–1,508.7**
LIABILITIES		
Long-term liabilities		
Long-term loan liabilities		0.4
Other long-term liabilities		0.1
Deferred tax liability	10,21	86.5
Provisions for pensions and similar commitments	20	41.3
Other provisions	21	42.5
Total long-term liabilities		**170.8**
Current liabilities		
Other short-term loan liabilities		14.5
Accounts payable – trade		380.1
Income tax liabilities		43.8
Current liabilities to Securitas Group companies		3,562.3
Liabilities due to intra-Group reorganization	4	2,313.9
Other current liabilities	22	1,045.5
Total current liabilities		**7,360.1**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**6,022.2**

Changes in shareholders' equity

MSEK	Shareholders' equity attributable to shareholders of the Parent Company: Share capital	Statutory reserve	Translation reserve	Retained earnings	Total	Minority interests	Total
Opening balance 2005	0.5	0.1	–	–5,656.3	–5,655.7	8.9	–5,646.8
Translations differences	–	–	101.7	–	101.7	0.4	102.1
Actuarial gains and losses after tax	–	–	–	–6.5	–6.5	–	–6.5
Net income/expenses recognized directly in equity	–	–	101.7	–6.5	95.2	0.4	95.5
Net income for the year	–	–	–	359.4	359.4	0.8	360.2
Total change excluding transactions with equity holders	–	–	101.7	352.8	454.5	1.2	455.7
Group contributions, dividends and similar posts[1]	–	–	–	–207.6	–207.6	–	–207.6
Shareholders's contribution received from Parent Company	–	–	–	3,890.7	3,890.7	–	3,890.7
Dividend to minority interest	–	–	–	–	–	–0.7	–0.7
Closing balance 2005	0.5	0.1	101.7	–1,620.5	–1,518.2	9.5	–1,508.7

1) Refers to transactions directly carried out against equity between Securitas Systems companies and other companies included in the Securitas Group.

Statement of recognized income and expenses

MSEK	31 Dec 2005: Attributable to shareholders of the Parent Company	Minority interests	Total
Income and expenses recognized directly in equity			
Actuarial gains and losses after tax	–6.5	–	–6.5
Translations differences	101.7	0.4	102.1
Total income and expenses recognized	95.2	0.4	95.5
Net Income for the year	359.4	0.8	360.2
Total income and expenses for the period	454.6	1.2	455.7

Cash flow statement

	Note	Financial year 2005
Operating activities		
Income before taxes		515.0
Adjustments for non-cash items, etc.	25	137.6
		652.5
Tax paid		–55.6
Cash flow from operating activities before working capital changes		**596.9**
Cash flow from working capital changes		
Increase of inventories		–68.3
Increase of operating receivables		–292.4
Decrease of operating liabilities		–154.3
Cash flow from operating activities		**81.9**
Investing activities		
Acqusistion of subsidiaries	13	–336.0
Purchase of intangible fixed assets		–29.1
Purchase of property, plant and equipment		–126.1
Cash flow from investing activities		**–491.1**
Financing activities		
Shareholders' contributions received		3,890.7
Repayment of loans		–3,511.1
Dividend(s) paid		–75.6
Cash flow from financing activities		**304.0**
Cash flow for the year		–105.2
Cash and cash equivalents at the beginning of the year		451.6
Exchange rate differences in cash and cash equivalents		19.0
Cash and cash equivalents at the end of the year		**365.4**

NOTE 1 ACCOUNTING PRINCIPLES

Securitas Systems AB has applied the International Financial Reporting Standards, IFRS (formerly IAS) as adopted by the European Union (EU) from 1 January 2005. Securitas Systems AB also applies the Swedish Financial Accounting Standards Council's Recommendation 30 – Supplementary Reporting Rules for Groups and the Swedish Annual Accounts Act. The consolidated financial statements are prepared in accordance with the cost method, except as regards intra-Group acquisitions see below, 'Business combinations involving companies under common control'.

Estimates and assumptions

The preparation of financial reports requires the Group to make certain estimates and assumptions. These assessments and assumptions will impact both the statement of income and the balance sheet as well as disclosures such as contingent liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Areas involving significant use of estimates and assumptions include:

- The valuation of identifiable assets and liabilities in connection with the acquisition of subsidiaries/operations.
- The testing of goodwill and other acquisition related intangible fixed assets for impairment.
- The actuarial calculations regarding employee benefits such as pension and healthcare benefits.
- The valuation of provisions other than employee benefits and risk reserves.
- The impact on the Group's financial position from ongoing litigation and the valuation of contingent liabilities.

Adoption and impact of other new and revised IFRS

As per 31 December 2005, the following standards had been published but had not yet come into effect:

Standards and interpretations that came into effect on 1 December 2005:

IFRIC 6 Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment.

Standards and interpretations that came into effect on 1 January 2006:

IAS 19 amendment - Actuarial Gains and Losses, Group Plans and Disclosures.
IAS 21 amendment – Net Investment in a Foreign Operation.
IAS 39 amendment – Cash Flow Hedges of Forecast Intra-Group Transactions.
IAS 39 amendment – Fair Value Option.
IAS 39 and IFRS 4 amendment – Financial Guarantee Contracts.
IFRS 6 Exploration and Evaluation of Mineral Resources.
IFRIC 4 Determining Whether an Arrangement Contains a Lease.
IFRIC 5 Rights to Interests Arising from Decommissioning, Restoration and Environmental Funds.

Standards and interpretations coming into effect during 2006:

IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies (came into effect: 1 March 2006).
IFRIC 8 Scope of IFRS 2 (came into effect: 1 May 2006).
IFRIC 9 Reassessment of Embedded Derivatives (came into effect: 1 June 2006).
IFRIC 10 Interim Financial Reporting and Impairment (comes into effect: 1 November 2006).

Standards and interpretations coming into effect on 1 January 2007:

IAS 1 amendment – Amendments re Capital Disclosures.
IFRS 7 Financial Instruments: Disclosures.

These standards and interpretations are expected only to affect disclosure requirements for Securitas Systems AB in applicable cases.

Scope of the combined financial statements

The combined financial statements include subsidiaries in which the Parent Company, Securitas Systems AB, directly or indirectly holds more than 50% of the votes, or in any other manner exercises a controlling influence. Subsidiaries are all companies in which Securitas Systems AB has the right to formulate financial and operational strategies in a manner normally associated with ownership of more than half of the voting rights.

The combined financial statements are in agreement with the financial position, results of operations and cash flow in Securitas Systems AB and in those companies reporting within Securitas AB's segment "Systems".

Business combinations involving companies under common control

At the end of 2005 and during 2006, Securitas Systems AB executed a number of transactions with other companies within the Securitas AB Group, the purpose of which was to create a legal structure reflecting the operating organization within Securitas Systems.

A business combination involving companies or operations under common control is a business combination in which the combining entities remain under the ultimate control of the same party or parties both before and after the business combination, and such control is not temporary. In the absence of more specific guidance in IFRS, Systems consistently reports all business combinations involving companies under common control at historical carrying amount within the Securitas AB Group, an application of the so-called 'predecessor basis'. As a result, all companies acquired by Securitas Systems AB during 2005 and 2006 are reported as if they had been included in the Group from 1 January 2005.

Purchase method (IFRS 3)

The purchase method is utilized for the accounting of acquisitions of subsidiaries within the Group. This method entails that the acquisition cost of shares in subsidiaries be eliminated against equity in the respective subsidiaries at time of acquisition, including the portion of equity in untaxed reserves. Equity in the acquired company is determined on the basis of the fair value of assets and liabilities on the date of acquisition. According to the purchase method, only the portion of equity in the subsidiary that is accrued after the date of acquisition is included in the Group's equity. The surplus, defined as the difference between the acquisition cost and fair value attributable to the Group's participation in the identifiable net assets of the acquired subsidiary, is reported as goodwill. If the acquisition cost is less than the value of the acquired net assets, the difference is reported directly in the statement of income. Costs directly attributable to the acquisition are included in the acquisition value and, therefore, in the determination of goodwill. Companies acquired during the year are included in the consolidated statement of income as from the date of acquisition. Companies sold during the year are deconsolidated as from the date of divestment.

Net income for the year is included in the statement of income without deduction for minority interests' share of income for the year. Minority participation in the equity of subsidiaries is reported as a separate item in the Group's equity in the balance sheet. Negative minority participation, a receivable with a minority, is reported only when there is a legal obligation for the minority to cover reported losses.

Translation of foreign subsidiaries (IAS 21)

The functional currency of each of the Group's companies is normally determined by the primary economic environment in which the company operates, that is, the currency in which the company primarily generates and expends cash. The reporting currency of the Group, that is, the currency in which the consolidated financial statements are presented, is the Swedish krona (SEK). The translation of the financial statements of each foreign subsidiary takes place as follows: Each month's statement of income is translated using the exchange rate prevailing on the last day of the month, which means that income for each month is not affected by foreign exchange fluctuations during subsequent periods. Balance sheets are translated using exchange rates prevailing at each balance sheet date. Translation differences arising in the translation of balance sheets are posted directly to equity and thus do not impact net income for the year. The translation difference arising due to the translation of statements of income at average rates and the translation of balance sheets at closing date exchange rates is posted directly to equity. Where loans denominated in foreign currency have been raised to reduce the Group's foreign exchange/translation exposure in foreign net assets and these loans meet the requirements for hedge accounting, any exchange rate differences on such loans are recognized in equity together with the exchange rate differences arising from the translation of foreign net assets.

Intra-Group transactions (IAS 24 and IFRS 3)
Pricing of deliveries between Group companies is determined using normal business principles. Intra-Group receivables and liabilities, as well as transactions between Group companies and the resulting internal income, have been eliminated.

The term "Group companies" refers to all companies which Securitas Systems AB owns or controls according to the definition above in 'Scope of consolidated financial statements'. All relationships with other Securitas companies are treated as external.

Revenue recognition (IAS 11 and IAS 18)
The Group's income is attributable to various types of alarm monitoring services and the sale of alarm products. Income attributable to alarm monitoring services, primarily from various types of subscriptions, is reported in the period in which it is earned. For alarm installations completed and alarm assignments, the income and expenses attributable to the assignment are reported as income and expenses in proportion to the degree of completion of the assignment as per balance sheet date using the percentage of completion method. The degree of completion of an assignment is determined by comparing the expenses incurred on balance sheet date with the estimated total expenditure. In the event the outcome of an alarm installation or alarm assignment cannot be estimated in a reliable manner, income is reported only to the extent to which it corresponds to expenses incurred for the assignment and for which it is likely that the Company will be reimbursed by the client. Any anticipated losses on an assignment are immediately reported as costs.

Other revenue is earned and recognized as follows:

- Interest income is reported in the statement of income in the period to which it refers based on the effective interest method.
- Dividends received are reported in the statement of income when the right to receive the dividend is deemed to be certain.

Segment reporting (IAS 14)
According to IAS 14, a business segment provides products or services which are subject to risks and which provide a return differing from other segments. Securitas Systems has determined that its primary business segments comprise the geographic markets US/UK/Ireland and Europe. These two business segments feature structural similarities with respect to clients, but differ from one another respecting market structure and regulations. Internal costs and internal sales revenues in the segments are based on the actual internal sales between the segments. The Group has an internal pricing policy based on the internal pricing guidelines for multinational companies and tax administration published by the OECD. All relationships based on this policy are supported by written agreements between the parties involved. The concept is based on a specification of function and risk between the different units within Securitas Systems. Profits are allocated according to the functions generating the profits, the risks undertaken and available industry comparisons. Non-allocated expenses are reported under the heading 'Other', which comprises costs for common Group functions, including research activities common to the Group. There are no secondary business segments, as operations are integrated and comprise a single business segment.

Accounting for Government Grants and Disclosure of Government Assistance (IAS 20)
Securitas, as well as other employers, are eligible for a number of employee-related grants. These grants relate to training, incentives for hiring new staff, reduction of working hours, etc. All grants are accounted for in the statement of income as a cost reduction in the same period as the related underlying cost.

Taxes (IAS 12)
Provisions are made for all taxes expected to be assessed on income for the year, including deferred tax. Deferred tax is calculated in accordance with the liability method. Deferred tax is based on net changes in temporary differences between the carrying value and taxable value of assets and liabilities. The calculation of deferred tax liabilities and deferred tax assets is recognized in the same manner as the underlying transactions were recognized as of balance sheet date, and refers to all taxable temporary differences provided they do not pertain to goodwill or shares in subsidiaries. Anticipated tax rates are applied in the years in which the temporary differences are likely to be reversed. A deferred tax asset is recognized when it is probable that sufficient taxable income will arise against which the deferred tax asset can be offset. Deferred tax assets are valued as of balance sheet date. Any previously non-valued deferred tax assets are recognized when it is expected that they will be utilized against any future taxable income.

Current and deferred taxes are reported directly against equity if the relevant underlying transaction or event is reported directly against equity in the period or previous period, if the amount pertains to an adjustment of an opening balance of retained earnings as the result of a change in accounting principles, or if the amount relates to exchange rate differences in the translation of the balance sheets of foreign subsidiaries that are reported in equity.

Cash Flow Statement (IAS 7)
The statement of cash flow has been prepared in accordance with the indirect method. Cash and cash equivalents include cash and bank deposits, as well as short-term investments with a maximum duration of 90 days at the time of initial recognition. Blocked funds in bank accounts are not included in cash and cash equivalents.

Receivables and liabilities in foreign currencies (IAS 21)
When preparing the financial statements of individual companies, receivables and liabilities denominated in foreign currency are translated using the exchange rates prevailing at each balance sheet date.

Goodwill and other acquisition related intangible assets (IFRS 3, IAS 36 and IAS 38)
In accordance with the provisions of IFRS 3:

- The Securitas Group ceased amortization of goodwill from 1 January 2004. Securitas Systems has taken over the goodwill attributable to the Systems Group per 1 January 2005 in accordance with the above description of business combinations involving entities under common control.

- From the year ended 31 December 2004 onwards, goodwill is tested for impairment annually and when there are indications of impairment.

The Group has reassessed the useful lives of its intangible assets in accordance with IAS 38. No adjustment resulted from this reassessment.

Goodwill represents the positive amount by which the cost of an acquisition exceeds the fair value of the Group's share of the identifiable net assets of the acquired subsidiary/operations at date of acquisition. Goodwill is tested annually for impairment and carried at acquisition cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill attributable to the entity sold.

Other acquisition-related intangible assets which may be reported in conjunction with an acquisition include various types of intangible fixed assets, such as marketing-related, customer-related, contract-related and technology-based intangible assets. Other acquisition-related intangible assets normally have a limited useful life. These assets are recognized at fair value on the date of acquisition and, subsequently, are carried at acquisition cost less accumulated amortization and any accumulated impairment losses.

Assets are amortized on a straight-line basis over their estimated useful lives. Securitas Systems' acquisition-related fixed assets relate mainly to customer contract portfolios and associated customer relationships. The valuation of the customer contract portfolios and associated customer relationships is based on the Multiple Excess Earnings Method (MEEM), which is a valuation model based on discounted cash flows. Valuation is based on the churn rates and profitability of the acquired portfolio at the time of acquisition. In the model, a specific cost or a yield requirement, called the contributory asset charge, is applied for those assets utilized in order that the intangible asset can generate a yield. Cash flows are discounted on an after-tax basis using the Weighted Average Cost of Capital (WACC) adjusted for local interest rate levels in the countries of acquisition. The useful life of customer contract portfolios and associated customer relationships are based on the churn rate of the acquired portfolio and are normally within the range of 3 to 5 years, corresponding to an annual amortization of 20 to 33.3 percent.

A deferred tax liability is calculated at the local tax rate on the difference between the carrying value and tax value of the intangible asset. The deferred tax liability is amortized over the same period as the intangible asset, which has the effect of neutralizing the impact of amortization on the intangible asset as regards the full tax rate on income after tax. The initial recognition of this deferred tax liability increases the amount of goodwill. Goodwill and other acquisition-related intangible fixed assets are allocated to cash-generating units (CGU) on a level equivalent to the level on which Securitas monitors performance, that is, per country in a division (segment). This allocation is also the basis for annual impairment testing.

The amortization of acquisition-related intangible assets is reported in the statement of income under sales and administration costs.

Acquisition related restructuring costs

Acquisition-related restructuring costs are costs that are either recognized on a cash basis, that is, in the period in which the corresponding payment is made, or costs that are recognized as provisions for restructuring in accordance with IAS 37. The costs that have been recognized in the statement of income refer entirely to costs recognized on a cash basis, and thus no provisions are established.

Other intangible assets (IAS 36 and IAS 38)

Other intangible fixed assets, i.e. other than goodwill and acquisition-related assets, are recognized if it is probable that the expected future economic benefits attributable to the assets will accrue to the Group and that the cost of the assets can be measured reliably.

Other intangible fixed assets normally have a limited useful life. These assets are recognized at cost and subsequently carried at cost less accumulated amortization and any accumulated impairment losses.

Straight-line depreciation is applied for all asset classes, as follows:

Software licenses	12.5–33.3 percent
Other intangible fixed assets	20–33.3 percent

Rental rights and similar rights are amortized over the same period as the underlying contractual period.

Estimated useful lifetimes are assessed annually. Revisions are made when deemed necessary.

Tangible fixed assets (IAS 16 and IAS 36)

Tangible fixed assets are recognized at acquisition cost and subsequently carried at cost less accumulated depreciation according to plan and any accumulated impairment losses. Additional expenses are capitalized as a portion of the fixed asset's acquisition cost if it is deemed that underlying measures will increase the value of the asset. Depreciation according to plan is based on historical acquisition cost and the estimated useful life of the asset.

The straight-line depreciation method is applied as follows for all asset classes:

Machinery and equipment	10–25 percent
Buildings and land improvements	1.5–4 percent
Land	0 percent

Estimated useful lifetimes are assessed annually. Revisions are made when deemed necessary.

Impairment (IAS 36)

Assets having an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that their recoverable amount is not equivalent to their book value. An impairment loss is recognized in the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less selling costs and its value in use.

Value in use is measured as the current value of expected future cash flows. The calculation of value in use necessitates that a number of assumptions and estimates be made. The main assumptions concern organic sales growth, development of the operating margin, utilization of operating capital, and the relevant WACC rate used to discount future cash flows. For the purposes of impairment testing, assets are grouped at the lowest levels at which they can be separately identified in terms of cash flow (cash-generating units).

Previously recognized impairment losses, with the exception of impairment losses related to goodwill, are reversed only if a change has occurred regarding the assumptions forming the basis of the determination of the recoverable amount when the impairment loss was recognized. If this is the case, a reversal of the impairment loss is carried out in order to increase the book value of the impaired asset to its recoverable amount. A reversal of a previous impairment loss is recognized only to the extent that the new book value does not exceed the book value (after depreciation and amortization) the asset would have had if the initial impairment loss not been recognized. Impairment losses referring to goodwill are never reversed.

Leasing agreements (IAS 17)
A financial lease is a leasing contract in which the Group, as the lessee, essentially enjoys the economic benefits and bears the economic risk associated with the leased asset. Assets held under financial leases are accounted for as fixed assets in the consolidated balance sheet. The net present value of the corresponding obligation to pay leasing fees in the future is reported as a liability. The asset held under a financial lease, and its corresponding obligation, is reported at the lowest of fair value and the present value of the minimum leasing fees. In the consolidated statement of income, leasing payments are divided between depreciation and interest.

The operational lease agreements in which the Group is lessee are reported in the consolidated statement of income as an operating cost. Where the Group is lessor, income is reported as sales in the period in which the leasing takes place. Depreciation is reported in operating income.

Accounts receivable – trade
Accounts receivable – trade are initially reported at fair value and thereafter at amortized cost, net after provisions for expected bad debt losses. Expected and recognized bad debt losses are included in the line 'Production Expenses' in the statement of income. Payments received in advance are accounted for under 'Other current liabilities'.

Inventories (IAS 2)
Inventories are valued at the lower of acquisition cost and net realizable value, according to the FIFO (first-in, first-out) principle. Acquisition costs for finished goods and work-in-progress consists of material costs of acquisition, direct salaries and other direct expenses. Net realizable value is the estimated sales price in operating activities, with deductions for variable selling expenses. The necessary deductions for obsolescence have been made.

Financial instruments: Recognition and Measurement (IAS 39[1]) – adopted from January 2005
The Group designates its financial instruments in the following categories:
- Financial assets at fair value through profit or loss, including all derivatives with positive fair value not designated as hedging instruments.
- Loans and receivables.
- Held-to-maturity investments.
- Available-for-sale financial assets.
- Financial liabilities at fair value through profit or loss, including all derivatives with negative fair value not designated as hedging instruments.
- Other financial liabilities.
- Derivatives designated for hedging.

Securitas Systems applies transaction date reporting.

The designation depends on the purpose for which the financial instrument in question is acquired. Management determines the designation of the Company's financial instruments at initial recognition and re-evaluates this designation at each reporting date. The Group currently has only Loan receivables and Other receivables as well as Other financial liabilities.

Reporting of "Financial assets valued at fair value through profit or loss"
Securitas Systems has only current investments as cash and deposits in this category and foreign exchange derivative instruments with positive market value, held for the purpose of hedging future commercial cash flows. Assets are classified on an ongoing basis at fair value and changes in value attributable to short-term investments are reported among financial items in the income statement. Outstanding derivative instruments assets categorized as hedging instruments in cash flow hedging and which qualify for hedge accounting are valued at fair value in the balance sheet. Changes in value are reported in equity as they arise and are reported in the income statement in the same period in which they arise.

Derivative instruments that are not categorized as hedging instruments in a hedge relationship or that do not qualify as hedging instruments, are valued at fair value in the balance sheet. Changes in value are reported among financial items in the income statement as they arise.

Reporting of "Loans and other receivables"
Operating receivables are classified as "Loans and other receivables". These are initially valued at fair value and thereafter at accrued acquisition cost according to the effective interest method.

Reporting of "Available-for-sale financial assets"
Securitas Systems currently has no investments in this category. When assets in this category are held, the assets are valued at fair value, but re-measurements are reported immediately against shareholders' equity when the assets have a listed market price on an active market or when the value can be determined in a reliable manner. If the fair value cannot be reliably established, the asset is valued at acquisition cost. However, write-downs are performed when there is objective evidence of impairment. When the asset is sold, the results of the transaction, including previous re-measurements, are reported directly in equity.

Reporting of "Financial liabilities at fair value through profit and loss"
Within this category, Securitas holds only foreign exchange derivative instruments, with negative fair value and with the aim of hedging future commercial cash flow. Outstanding derivatives that are categorized as hedging instruments in cash flow hedging and that qualify for hedge accounting are currently valued at fair value, and changes in value are reported in equity as they arise. The effects of these changes in value are eliminated from equity and reported in the income statement in the same period in which they arise.

Derivatives that are not categorized as hedging instruments in a hedge relationship or that do not qualify as hedging instruments are reported in Net financial income/expenses.

Reporting of "Other financial liabilities"
This category includes borrowings and operating liabilities. Liabilities in this category are valued at amortized cost with the application of the effective interest method.

Securitas Systems applies the Benchmark Treatment stated in IAS 23, Borrowing Costs, which stipulates that borrowing costs are to be recognized as an expense in the period in which they are incurred. Borrowing costs are eliminated in the books as the loans are repaid.

Held-to-maturity investments
Securitas Systems currently holds no assets belonging to this category. Held to maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the intention and capability to hold to maturity.

Employee benefits (IAS 19)
The Group operates or participates in a number of defined contribution pension employee benefit plans. Defined contribution plans are plans for remuneration after termination of employment in accordance with which the company pays determined contributions to a separate legal entity, and, subsequently, has neither a legal nor informal obligation to make further payments. Payments under defined contribution plans are recognized in the period in which the employees have rendered their services.

1) Refers to IAS 39 in its current version as adopted by the European Union.

The expense reported corresponds with the contributions paid during the period in question. Calculations for the defined benefit plans existing in a few countries (Norway, France, Germany, Finland and Australia) are carried out yearly by independent actuaries. Costs for defined benefit plans are estimated using the Projected Unit Credit method, such that the costs are distributed over the employee's period of employment. Obligations are valued at the present value of the expected future cash flows using a discount interest rate corresponding to the interest rate on high quality corporate bonds or government bonds with a remaining term that is approximately the same as the term of the obligations. Plan assets are measured at fair value. If accounting for a defined benefit plan results in a balance sheet asset, this is reported as a net asset in the consolidated balance sheet under Other long-term receivables. Otherwise it is reported as a provision under Provisions for pensions and similar commitments. Costs related to defined benefit plans, including the interest element, are accounted for in operating income. Provisions for pensions and similar commitments are not included in net debt.

The Group applies the addendum to IAS 19 which means that actuarial gains and losses are reported in equity, instead of being distributed over the employee's period of employment in the statement of income. Comparable figures for 2005 have been adjusted in regard to this.

Provisions (IAS 37)
Provisions are recognized when the Group has a present obligation as a result of a past event and it is probable that an outflow of resources entailing economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Warranty provisions are recorded in the period in which the sale to which the warranty applies takes place, and are calculated according to historic costs for equivalent obligations.

Other
Amounts presented in the tables and elsewhere have each been rounded off. Consequently, minor differences may arise in calculations of totals.

NOTE 2 TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS/IAS)

In June 2002, the EU Council of Ministers introduced the so-called International Accounting Standards ("IAS"), now known as International Financial Reporting Standards ("IFRS"), requiring all listed companies within the EU to maintain consolidated accounts in agreement with IAS/IFRS. Securitas Systems has voluntarily chosen to apply IFRS/IAS in its Group accounts.

Securitas Systems adopted IFRS from 1 January, 2005. As Securitas Systems has not previously presented external public Group accounts, no comparative figures have been calculated.

The transition to IFRS increased 2004's annual operating profit/loss after amortization by MSEK 123, of which MSEK 126 consisted of reversed goodwill amortizations. In the balance sheet, goodwill increased by MSEK 70 and other intangible assets by MSEK 208.

Optional exemptions
IFRS 1 ("First-time Adoption of International Financial Reporting Standards") includes twelve optional exemptions for the adoption of IFRS. Securitas Systems has chosen to make use of one of these exemptions:

- Cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRSs (1 January 2005).

Impact of transition to International Financial Reporting Standards
The impact of the adoption of IFRS on Securitas Systems, compared with earlier accounting principles, is as follows:
Cumulative translation differences
In accordance with IAS 21, the functional currency of a foreign subsidiary determines the manner in which a subsidiary's income and balance sheet are translated into the Group's reporting currency during consolidation of the subsidiary. The previous classification of subsidiaries as independent and dependent ceases with the adoption of IAS 21. With adoption of IAS 21, each month's income is translated using the exchange rate prevailing on the last day of the month. Balance sheets are translated using exchange rates prevailing at each balance sheet date. Translation differences arising in the conversion of balance sheets are posted directly to equity and, thus, do not affect income for the year. Upon sale of a subsidiary, accumulated translation differences continue to impact capital gains. Cumulative translation differences are calculated from 1 January 2005, see Optional exemptions above.

Application of IAS 39 as of 2005 – Financial Instruments: Recognition and Measurement
IAS 39 "Financial instruments: recognition and measurement" is applicable from 1 January 2005. However, Securitas Systems holds no financial derivative instruments, and the current valuation and classification of the financial instruments held by Securitas Systems is not affected by the adoption of IAS 39.

Reconciliation of differences during financial year 2005
As Securitas Systems did not publish consolidated accounts in accordance with the recommendations of the Swedish Financial Accounting Standards Council in 2005, no theoretic description of the differences occurring for the financial year 2005 has been submitted.

NOTE 3 FINANCIAL RISK MANAGEMENT

Financial risk management
Securitas Systems is subject to risk exposure related to financial instruments such as liquid resources, accounts receivables, accounts payable – trade and loans. Risks related to these instruments are above all:

- Interest rate risks regarding liquid resources and loans
- Refinancing risks regarding the Company's future capital requirements
- Foreign exchange risks on income

The Board of Directors of Securitas AB has adopted a financial policy and a credit policy for the entire Securitas Group regulating the manner in which these risks should be managed and reviewed. Among other things, risk management is carried out with the aid of derivatives in agreement with fixed limits in the financial policy. As a subsidiary of the Securitas Group, Securitas Systems follows this financial policy.

Financial risk management has largely been centralized to the Group Treasury Center (the Securitas Group's financial department) in Dublin.

The Securitas Group's policy includes further guidelines covering the management of operative risks linked with the management of financial instruments, for example, a clear allocation of responsibility and assignments and the allocation of authorization rights.

Financial risk factors
The Group is exposed to financial risks such as interest rate risks, foreign exchange risks, financial risks and credit risks as a result of the business activities it carries out.

Interest rate risks
Interest rate risks refers to the risk that the Group's income will be negatively affected by variations in interest rate levels. The Group's revenue and cash flow from business activities are significantly dependent upon variations in market interest rate levels. A rising rate of interest constitutes a risk primarily through the reduction of customers' readiness to invest. Furthermore, certain balance sheet items are exposed to interest rate risks such as cash and short-term investments.

The actual historical financing of the business is included in the combined financial accounting records. This picture of financing is not representative of Systems' Group on a stand-alone basis.

Foreign exchange risks
Translation risk
Translation risk is the risk that the SEK value of equity in foreign currencies will fluctuate as a result of changes in exchange rates. As a large number of subsidiaries are active abroad, the Group's balance sheet and statement of income are impacted by exchange rates when foreign currencies are translated into SEK. This risk exposure cannot be secured as subsidiaries primarily work using the local currency and their competitive situations are not affected by changes in exchange rates, and due to the fact that the Group, as a whole, has a broad geographical distribution. The main currencies that the company is exposed to are SEK, EUR, GBP and USD.

Transaction risk
As transactions between countries are limited, only limited hedging of risk exposure takes place.

Financial risks
Financial risk refers to an inability to meet short-term payment commitments. The Group's short-term liquidity can be secured by maintenance of a liquidity reserve (cash and bank balance, short-term investments and the unused part of affirmative loan facilities) equivalent to a minimum of five percent of the Group's annual sales. Follow-up and review of this is carried out on the Group level by the Group Treasury Center.

Credit risks
Credit risks can be divided into credit risks in accounts receivables and financial credit risks.

Credit risks in accounts receivables
The value of outstanding accounts receivables totals MSEK 1,181. Any provisions regarding losses are made according to individual assessments, and totaled MSEK 16 at 31 December 2005. Accounts receivables include no significant credit risk concentrations. The Group's credit granting policy includes rules intended to ensure that management of customer credit covers ratings, credit ceilings, decision thresholds and management of possible bad debts in order to ensure that sales are made to clients with suitable credit ratings. No concentration of credit risk occurs as the Group has a large number of clients in several countries.

Financial credit risks
The Securitas Group has established principles to limit the size of credit risk exposure with every single bank or other similar counterparty. Investments of liquid funds can only take place in government securities or be invested with banks with high official credit ratings. In order to limit credit risks, transactions primarily take place with banks with high official credit ratings or with Securitas AB.

Fair value of assets and liabilities
For those assets and liabilities taken up in Securitas Systems' balance sheet, no distinction is made between recorded and assessed fair value.

NOTE 4 TRANSACTIONS WITH RELATED PARTIES /INTRA-GROUP REORGANIZATION

During the year, Securitas Systems has surveyed its existing relations with related parties and transactions with such related parties as defined in International Accounting Standard 24, Disclosure of related parties. Other companies within Securitas Group AB, members of the Parent Company's board, the Group's senior management and close family members of these persons are considered related parties. Companies in which a significant share of votes are directly or indirectly held by the persons named above or companies in which they may have a significant influence are also considered related parties.

The managerial body of Securitas Systems was employed in Securitas AB in 2005. Securitas AB invoiced companies within the Securitas Systems segment MSEK 73 in management fees for managerial functions, administrative services, licensing fees, etc.

Transactions with other companies within Securitas Group AB, but not within Securitas Systems Group AB, as per 31 December 2005 are summarized in the table below:

The management of Securitas Systems was 2005 employed by Securitas AB. For management, administrative functions, licence fees etc, companies in the Securitas Systems division have paid MSEK 73 in management fee to Securitas AB.

Sales to other companies within the Securitas Group AB

Sales	468
(of which Securitas AB)	0

Receivables and liabilities to other companies within the Securitas Group AB are classified as short-term and reported on a separate line in the balance sheet. These are intended to be regulated in connection with the listing of Securitas Systems in September 2006. Certain transactions with other companies within the Securitas Group are interest bearing according to the character of the transaction. Transactions with related parties are carried out under market conditions.

The internal acquisitions were reported according to the so-called predecessor basis, that is to say, as if they had been part of the Group since 1 January 2005, regardless of when the acquisition took place. The balance sheet of 31 December 2005 includes an intra-Group reorganization liability of MSEK 2,314, which refers to the acquisitions legally carried out during the first and second quarters of 2006.

A brief description of acquired companies under common control is presented below:

Systems companies provide integration of security systems for companies. The companies supply complete security solutions tailored to the specific requirements of each individual customer. Among the companies' products are various security systems such as CCTV, access control, intrusion and fire systems. However, the greater part of the companies' net sales is generated by services such as the design, installation and maintenance of systems and the provision of video surveillance services, alarm monitoring and customer service functions.

Delivery of Securitas Systems' products and services to its customers takes place via a country-based organization. Operations are conducted in the internally acquired companies in Sweden, Norway, Finland, Denmark, Germany, the Netherlands, Belgium, France, Switzerland, Great Britain, Ireland, Spain, Portugal, the US and Hong Kong.

PACOM, with its main business in Australia, develops products for access control, among others.

NOTE 5 SEGMENT REPORTING

SEGMENT OVERVIEW

The systems operations are divided into two different segments, in which US/UK/Ireland comprise one segment and Europe (excluding UK and Ireland) comprises the other segment. These two segments have a similar structure as regards client composition but are different in terms of, for example, market structure and market regulation. The American market has no really large, national layers in this field. The larger product companies often provide the major portion of the sales work to the final customer for whom the subsequent installation is implemented by local companies. This is a structure which, for these product companies, is also found in UK. The US/UK/Ireland markets are also characterised by relatively few and clear regulations. The European market segment is characterised by a high degree of fragmentation with many players both in manufacturing and installation. The Nordic markets have very large, national systems integrators. In Europe there is, overall, a significantly larger number of varying regulations the existence of which, in spite of European standardisation efforts, still limit a free flow of products and services. Reported under "Other" are the operations outside Europe and the US, as well as the group-wide functions.

Income

MSEK	US/UK/Ireland 2005	Europe 2005	Other 2005	Eliminations 2005	Group 2005
Sales, external	1,317	4,449	38	–	5,805
Sales, intra-group	–	–	17	–17	–
Total sales	**1,317**	**4,449**	**55**	**–17**	**5,805**
Organic sales growth, %	*10*	*5*	*0*	–	*6*
Operating income before amortization	93	607	–57	–	643
Operating margin, %	*7.1*	*13.7*	–	–	*11.1*
Amortization of acquisition related intangible fixed assets	–8	–8	–	–	–16
Acquisition related restructuring costs	–2	–32	–	–	–34
Operating income after amortization	82	568	–57	–	594
Financial income and expenses	–	–	–79	–	–79
Income before taxes	–	–	–	–	515
Sales, external					
Taxes	–	–	–155	–	–155
Net income for the year	**–**	**–**	**–**	**–**	**360**

Capital employed and financing

MSEK	US/UK/Ireland 2005	Europe 2005	Other 2005	Eliminations 2005	Group 2005
Operating fixed assets	45	306	4	–	355
Accounts receivable	325	1,136	14	–4	1,471
Other assets	160	440	29	–8	621
Other liabilities	267	1,285	478	–12	2,019
Total operating capital employed	**264**	**596**	**–431**	**–**	**428**
Operating capital employed as % of sales	*16*	*13*	–	–	*7*
Goodwill	1,285	1,077	76	–	2,439
Acquisition realted intangible fixed assets	161	66	–	–	227
Total capital employed	**1,709**	**1,740**	**–355**	**–**	**3,094**
Net debt	–	–	–	–	4,603
Shareholders' equity	–	–	–	–	–1,509
Total financing	**–**	**–**	**–**	**–**	**3,094**

NOTE 6 OPERATING EXPENSES

Audit fees and reimbursements

MSEK	2005
PricewaterhouseCoopers	
– audit assignments	5.4
– other assignments	1.2
Total PricewaterhouseCoopers	**6.6**
Other auditors	
– audit assignments	0.9
– other assignments	1.0
Total other auditors	**1.9**

Other assignments by PricewaterhouseCoopers includes fees for audit related advice on accounting including IFRS, IT, tax, acquisitions and treasury matters.

Operating leasing contracts and rental contracts
Fees paid during the year for operating leases for buildings, vehicles and machinery and equipment amounted to 197.6 MSEK.

The nominal value of contractual future leasing fees is distributed as follows:

MSEK	2005
Maturity < 1 year	121.3
Maturity 1–5 years	201.0
Maturity > 5 years	78.5

As of 31 December 2005, a number of leasing contracts primarily concerned with future leasing fees for premises had still to be drawn up. Consequently, the actual result for paid leasing fees will most likely exceed the figure given above.

Expenses divided by type of cost

MSEK	2005
Material costs	1,572.0
Salaries	1,667.3
Social benefits	481.5
Depreciation and amortization	139.1
Leasing fees	117.4
Management fee	73.5
Bad debt losses	16.4
Research and development costs	22.1
Acquisition related reorganizational costs	34.0
Other costs	1,088.1
Total operating expenses	**5,211.4**

Exchange rate differences, net

MSEK	2005
Translation differences including operating income:	–0.1

NOTE 7 PERSONNEL AND SENIOR MANAGEMENT

Average number of yearly employees; distribution between women and men

	Women	Men	Total
US/UK/Ireland	157	851	1,008
Europe	666	3,176	3,842
Rest of world	13	40	53
Total	**836**	**4,067**	**4,903**

In 2005, the number of Board members and Presidents was 33, of which 2 were women.

Staff costs for board of directors and presidents, 2005

MSEK	Salaries	Social benefits	(of which pensions)
US/UK/Ireland	6.3	1.5	0.1
Europe	21.4	4.9	0.9
Rest of world	1.2	0.3	0.1
Total	**28.9**	**6.7**	**1.1**

Staff costs for other employees

MSEK	Salaries	Social benefits	(of which pensions)
US/UK/Ireland	369.6	62.9	10.4
Europe	1,246.5	407.9	58.2
Rest of world	22.3	4.0	1.9
Total	**1,638.4**	**474.8**	**70.5**

Total staff costs: board of directors, presidents and other employees

MSEK	Salaries	Social benefits	(of which pensions)
US/UK/Ireland	375.9	64.3	10.5
Europe	1,268.0	412.8	59.2
Rest of world	23.5	4.3	2.0
Total	**1,667.3**	**481.5**	**71.6**

Senior management
No costs for senior management are included in this consolidated financial statement as these individuals were employed in Securitas AB during 2005.

Share related benefits
No share related payments exist within Securitas Systems at present.

NOTE 8 DEPRECIATION AND AMORTIZATION

MSEK	2005
Acquisition related intangible fixed assets	15.9
Other intangible fixed assets	19.2
Buildings	2.4
Machinery and equipment	101.6
Total depreciation and amortization	**139.1**

Depreciation and amortization for the year is distributed in the statement of income as per below:

MSEK	2005
Production expenses	72.2
Selling and administrative expenses	66.9
Total depreciation and amortization	**139.1**

NOTE 9 FINANCE NET

	2005
Financial income	
Interest income	11.5
Total financial income	**11.5**
Financial expenses	
Interest expense	–87.7
Net translation differences on borrowings	–2.2
Total financial expenses	**–89.9**
Total finance net	**–78.6**

NOTE 10 TAXES

Statement of income
Tax expense

MSEK	2005
Tax on income before taxes	
– current taxes	–157.3
– deferred taxes	2.5
Total tax expense	**–154.8**

The Swedish corporate tax rate was 28 percent in 2005 and the total tax rate on income before taxes was 30 percent.

Difference between statutory Swedish tax rate and actual tax expense for the Group

MSEK	2005
Tax based on Swedish tax rate	–144.2
Difference between tax rate in Sweden and weighted tax rates for foreign subsidiaries	–10.6
Actual tax charge	**–154.8**

Balance sheet
Deferred tax assets and deferred tax liabilities were attributable to:

Actual tax charge	2005
Pension provisions and pension related liabilities	6.6
Tax loss carryforwards	2.3
Other temporary differences	3.1
Total deferred tax assets	**12.0**
Deferred tax liabilities	
Machinery and equipment	83.1
Other temporary differences	3.4
Total deferred tax liabilities	**86.5**

NOTE 11 TANGIBLE FIXED ASSETS

MSEK	2005 Buildings and land	2005 Machinery and equipment
Opening balance	31.3	748.5
Sales/disposals	1.5	48.6
Translation differences	1.2	33.0
Closing accumulated balance	**34.0**	**830.1**
Opening depreciation	–13.2	–506.0
Sales	–1.0	71.0
Depreciation for the year	–2.4	–101.6
Translation differences	–0.2	–20.9
Closing accumulated balance	**–16.8**	**–557.5**
Closing residual value	**17.2**	**272.6**
of which financial leasing	–	57.7

NOTE 12 GOODWILL

MSEK	2005
Opening balance	2,020.0
Acquisitions	338.7
Translation differences	80.2
Total goodwill	**2,438.9**

NOTE 13 ACQUISITIONS AND DIVESTMENTS OF SUBSIDIARIES AND IMPAIRMENT TESTING

Acquisitions and divestments of subsidiaries

Acquisition calculations are the object of final adjustments at the latest one year after the date of acquisition.

MSEK	Purchase price[1]	Acquired net liabilities	Total enterprise value[2]	Goodwill[3]	Acquisitions related intangible asset	Operating capital employed	Total capital employed
BDM, Switzerland	-42.8	20.5	-22.3	-22.0	-2.9	2.6	-22.3
ESES, Spain	-27.4	-	-27.4	-2.9	-6.0	-18.5	-27.4
Wornall Electronics inc., US	-1.1	-5.8	-6.9	-10.9	-	4.0	-6.9
Bell, UK	-	-	-	-63.0	-	63.0	-
Hamilton Pacific L.P., US	-280.9	1.5	-279.4	-239.9	-9.9	-29.6	-279.4
Summa förvärv	-352.2	16.2	-336.0	-338.7	-18.8	21.5	-336,0
Total effect on the Group's liquid assets	**-352,2**						

1) Price paid to the seller
2) Purchase price with net liabilities
3) Total increase of Group goodwill

MSEK	
Purchase price according to the above table	-352,2
Assumed net liabilities according to the table above	16,2
Total acquisition of subsidiaries according to the cash flow statement	**-336,0**

Acquistion

BDM, Scwitzerland

In January 2005 Securitas acquired BDM with activities in systems installations and monitoring in the Geneva region. The company, which is a high quality systems provider with a strong position on video surveillance, had forecasted at the time of the acquisition annual sales at the prevailing rate of exchange, MCHF 4.2 (MSEK 24). The company is part of the Systems group from 1 January 2005 with an enterprise value of MCHF 3.8 (MSEK 23).

ESES, Spanien

In February, Securitas Systems in Spain acquired the operations of ESES (Empresa de Servicios Especializados de Seguridad S.A.) with nationwide installation and servicing of security systems in Spain. At the time of the acquisition in 2005, the company had forecasted annual sales at the prevailing rate of exchange, MEUR 8 (MSEK 73). The operations have 130 employees and the enterprise value of the acquisition is MEUR 3.0 (MSEK 27). The service and monitoring contract portfolio accounts for 25 percent of total sales.

Acquisition related restructuring costs amounted to MEUR -1.7 (MSEK -16) for ESES as per December 31 2005.

After the acquisition, Securitas Systems in Spain will have annual sales of MEUR 74 (MSEK 672) and 700 employees in 30 branches throughout Spain.

The acquisition allows Securitas Systems to increase its presence in different market segments and thus broaden the offer of specialized products and services to the company's customers.

Wornall Electronics Inc., US

In April 2005, Securitas Systems in the US acquired Wornall Electronics Inc., the market leader in Kansas City. Wornall installs and services security systems in the Kansas City and New Jersey markets. The company had, at the time of the acquisition, forecasted annual sales at the prevailing rate of exchange, MUSD 5 (MSEK 35) in 2005, and had 27 employees. The enterprise value of the acquisitions amounts to MUSD 1 (MSEK 7).

This acquisition allows Securitas Systems to establish a strong local market presence in Kansas City and New Jersey. The New Jersey operation has the capacity to service the metro New York City market. These two operations will provide Securitas Systems access to new markets and will increase the company's presence to further support the national customer market segment in the US.

Bell, UK

A fair value adjustment regarding Bell Tech Australia, which is treated as an asset held for sale and is not consolidated, has increased goodwill for the remaining operations of Bell by MSEK 62. Bell Tech Australia has been treated as an asset held for sale from the time of the acquisition of Bell and it has been the management's intention to dispose of Bell Tech Australia since that time. Bell Tech Australia is carried at fair value less costs to sell and is valued at MSEK 0. Share options in Bell UK exercised during 2005 have increased goodwill by a further MSEK 1, bringing the total increase in goodwill to MSEK 63. These are the final adjustments to the Bell acquisition calculation.

Hamilton Pacific, US

On October 7, Securitas Systems in the US acquired Hamilton Pacific L.P., Pasadena, CA. Hamilton Pacific is one of the leading providers of security solutions to banks and financial institutions in the US. It has a leading position in California with 15 additional locations throughout the US serving up to 22 states. Hamilton Pacific provides electronic security systems, bank security equipment, vaults and ATMs to many major financial institutions. The company had, at the time of the acquisition, forecasted annual sales at the prevailing rate of exchange of MUSD 46 (MSEK 366) and had an employee base of 225. The company is profitable and has contributed positively to Securitas' results before tax in 2005. The enterprise value of the acquisition is MUSD 35 (MSEK 279), goodwill from the acquisition is MUSD 30 (MSEK 240) and acquisition-related restructuring costs are estimated at MUSD 1 (MSEK 8).

The acquisition establishes Securitas Systems in the US, not only as a provider of security solutions for large and medium sized financial offices such as headquarters and regional offices, but also as a provider of security solutions and services for their branch networks throughout major parts of the US. This acquisition thereby becomes an important part in Securitas Systems' U.S. strategy to specialize its operations. This is comparable to the situation in Europe where Securitas Systems is the leading provider to the financial sector in several larger countries as well as in the Nordic region. After the acquisition, Securitas Systems will have sales of MUSD 110 (MSEK 847) in the US.

Note 13 continue

Balance Sheet in summary at the time of purchase October 7

MSEK	Book value acquisition balance	Fair value adjustment and purchase price allocation	Fair value acquisition balance
Operating fixed assets	7.1	0.0	7.1
Accounts receivable	63.3	-3.1	60.2
Other assets	24.9	-9.6	15.3
Other liabilities	51.4	1.6	53.0
Total operating capital employed	**43.9**	**-14.3**	**29.6**
Goodwill from the acquisition	0.0	239.9	239.9
Other acquisition related intangible fixed assets	0.0	9.9	9.9
Total capital employed	**43.9**	**235.5**	**279.4**
Net debt	1.5	0.0	1.5
Total acquired net assets	**45.4**	**235.5**	**280.9**
Purchase price[1]	–	–	-280.9
Liquid assets according to acquisition calculatione	–	–	1.5
Total impact on the Group's liquid assets	**–**	**–**	**-279.4**

1) Whereof acquisition costs of MSEK 3.9

The acquisition of Hamilton Pacifi c L.P. relates to the business and certain assets and liabilities.

The acquisition has contributed to Total sales with MSEK 107.5 and to Net income for the year with MSEK 3.3.

The acquisition whould, if it had been consolidated from January 1, 2005, have contributed to Total sales with MSEK 349.5 and to Net income for the year with MSEK 9.8.

Impairment testing

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash fl ows (CGU), that is, per country.

Goodwill is distributed, according to this allocation, summarized per segment according to the following:

MSEK	2005
US/UK/Ireland	1,285.3
Europe	1,077.1
Other	76.5
Total goodwill	**2,438.9**

Goodwill is tested on an annual basis for possible impairment. An impairmentloss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. Value in use is measured as expected future discounted cash flows. The cash flows have been based on financial plans that have been established by Group Management and that have been approved by the Board of Directors and that normally cover a period of five years. Cash fl ows beyond this point have been extrapolated using an estimated growth rate.The calculation of value in use necessitates that a number of assumptions and estimates are made. The main assumptions concern the organic sales growth, the development of the operating margin and the necessary operating capital employed requirement as well as the relevant Weighted Average Cost of Capital (WACC) rate used to discount future cash flows. The estimated growth rate beyond the period is 2.5 percent.

The impairment testing of all Cash Generating Units took place during the third quarter 2005. The result of the impairment testing for goodwill showed that there is no impairment for goodwill. Consequently no impairment losses have been recognized regarding goodwill.

NOTE 14 ACQUISITION RELATED INTANGIBLE ASSETS[1]

MSEK	2005
Opening balance	216.5
Capital expenditures	18.8
Translation differences	16.0
Closing accumulated balance	**251.3**
Opening amortization	-8.5
Divestitures	-15.9
Translation differences	-0.2
Closing accumulated amortization	**-24.6**
Closing residual value	**226.7**

1) The balance consists mainly of contract portfolios and related customer relations

NOTE 15 OTHER INTANGIBLE ASSETS

MSEK	Licenses	Balanced expenses for development projects	Other intangible fixed assets	Total
Opening balance	70.1	21.7	19.3	111.1
Capital expenditures	29.1	0.6	3.1	32.8
Sales/disposals	-3.1	-11.6	-0.4	-15.0
Translation differences	2.8	2.0	0.5	5.4
Closing accumulated balance	**99.0**	**12.7**	**22.6**	**134.2**
Opening amortization	-38.3	-10.7	-12.9	-61.9
Sales/disposals	1.8	7.4	0.0	9.1
Amortization for the year	-14.0	-4.2	-0.9	-19.2
Translation differences	-1.7	-1.1	-0.4	-3.2
Closing accumulated amortization	**-52.2**	**-8.6**	**-14.3**	**-75.1**
Closing residual value	**46.7**	**4.1**	**8.3**	**59.2**

NOTE 16 INVENTORIES

MSEK	2005
Materiel and consumables	164.6
Work in progress	242.2
Advance payments to suppliers	2.4
Total inventories	**409.2**

NOTE 17 ACCOUNTS RECEIVABLE

MSEK	2005
Accounts receivable before deduction of provisions for bad debt losses	1,279.3
Provisions for bad debt losses[1]	–98.0
Total accounts receivable	**1,181.3**

1) The bad debt losses for the year amounted to MSEK 16.4

NOTE 18 OTHER CURRENT LIABILITIES

MSEK	2005
Accrued expenses and prepaid income	136.4
Other items	50.2
Total other current liabilities	***186.6***

NOTE 19 SHARE CAPITAL

Share capital

5,000 shares with a quota value of SEK 100.

NOTE 20 PROVISIONS FOR PENSIONS AND SIMILAR COMMITMENTS

MSEK	2005
Opening balance	28.6
Pension cost	6.5
Payment of benefits	–2.4
Actuarial gain/loss	9.0
Reclassifications	–1.7
Translation difference	1.3
Closing balance	**41.3**

NOTE 21 PROVISIONS

MSEK	Deferred tax liabilities	Other provisions
Opening balance	109.1	31.6
Reclassification	–25.2	1.3
New/increased provisions	0.4	21.5
Provisions utilized	–2.3	–11.8
Reversal of unutilized provilons	0.0	–2.1
Translation differences	4.5	2.0
Closing balance	**86.5**	**42.5**

Other provisions

MSEK	2005
Warranty provisions	24.0
Other items	18.4
Total other provisions	**42.5**

NOTE 22 OTHER CURRENT LIABILITIES

MSEK	2005
Staff-related items	347.5
Other accrued expenses and prepaid income	337.4
Advance payments from customers	80.4
Other items	280.2
Total other current liabilities	**1,045.5**

NOTE 23 CONTINGENT LIABILITIES AND PLEDGED ASSETS

Contingent liabilities

MSEK	2005
Sureties	4.2
Guarantees	45.6
Other contingent liabilities	0.3
Total contingent liabilities	**50.1**

Pledged assets

MSEK	2005
Real estate mortgages	–

NOTE 24 EARNINGS PER SHARE

MSEK	2005
Net earnings for the year	359.4
Number of shares[1]	365,058,897
Earnings per share (SEK)	**0.98**

1) The number of shares for 2005 is the same number of shares after the bonus issue in 2006

NOTE 25 ADJUSTMENTS FOR ITEMS NOT INCLUDED IN THE CASH FLOW

MSEK	2005
Depreciation/Amortization	139.1
Translation differences, etc	–1.5
	137.6

Securitas Systems AB's annual accounts

This section contains historical financial information for the parent company Securitas Systems AB as well as the financial performance in summary. Securitas Systems AB (formerly Timecon AB) was acquired in August 2005 by Securitas AB (publ) from Securitas Systems Sverige AB. At the end of 2005, Securitas Systems AB had acquired four operating companies within the Systems division. Consolidated accounts have not been prepared with reference to the Swedish Annual Accounts Act 7:2. The company has been inactive since 2003. The annual accounts do not reflect the new structure of the new Systems group and accordingly do not provide a correct illustration of the historical financial performance of the new Systems Group.

For a more comprehensive description of the financial performance within the operations that will comprise the new Systems Group, refer to the section, "Condensed finacial information and comments on the financial trend", where selected historical financial information relating to the Systems segment within Securitas is presented, as well as the section, Pro forma accounts and the Interim report, January-June 2006.

Financial performance in summary

The company conducted limited operations up to 31 March 2003 following which it became dormant. As the financial statements for the year 2003 are not relevant for the company's present operations, they have not been included in the prospectus. For complete information regarding 2003, refer to the company's Annual Report for 2003, which may be obtained from Securitas Systems AB upon request.

Annual accounts for Securitas Systems AB

Income statement in summary

SEK thousands	Note	2005	2004
Operating income	2	–	–
Income from financial investments			
Interest income		–	5
Interest expenses		–	–
Total financial income and expenses		–	5
Income after financial items		**–**	**5**
Appropriations	4	590	25
Actual tax expense	5	–170	–8
Income for the year		**420**	**22**

Balance sheet in summary

SEK thousands	Note	2005	2004
ASSETS			
Fixed assets			
Shares in subsidiary companies		3,890,733	–
Long-term receivables at group companies		600	–
Total fixed assets		**3,891,333**	**0**
Current assets	7		
Current receivables at group companies		213,071	1,206
Other current receivables		–	14
Total current assets		**213,071**	**1,220**
Total assets		**4,104,404**	**1,220**
SHAREHOLDERS' EQUITY AND LIABILITIES	11		
Shareholders' equity			
Restricted equity			
Share capital		500	500
Statutory reserve		100	100
Total restricted equity		**600**	**600**
Non-restricted equity			
Retained earnings		3,890,237	–22
Income for the year		420	22
Total non-restricted equity			**0**
Total equity		**3,891,257**	**600**
Untaxed reserves	8	**–**	**590**
Current liabilities			
Currents liabilities at group companies		213,071	30
Group bank account balances	7	76	–
Other liabilities		–	–
Total current liabilities		**213,147**	**30**
Total equity and liabilities		**4,104,404**	**1,220**
Pledged assets		none	none
Contingent liabilities		none	none

Cash flow statement in summary

SEK thousands	Note	2005	2004
Operating activities			
Operating income		–	–
Cash flow from operating activities			
Investing activities			
Acquisition of subsidiaries	6	–3,889,183	–
Cash flow from investing activities		**–3,889,183**	**–**
Financing activities			
Shareholders' contribution received		3,889,107	–
Changes in group bank account balances		76	–
Cash flow from financing activities		**3,889,183**	**–**
Cash flow for the year		**0**	**–**
Liquid funds at the start of the year		0	–
Liquid funds at the close of the year		**0**	**–**

Changes in equity 2005

SEK thousands	Share capital	Statutory reserve	Non-restricted equity	Total
Opening balance 2005	500	100	0	600
Shareholders' contribution received	–	–	3,890,674	3,890,674
Group contribution	–	–	–607	–607
Tax on group contribution	–	–	170	170
Income for the year	–	–	420	420
Closing balance 2005	**500**	**100**	**3,890,657**	**3,891,257**

Changes in equity 2004

SEK thousands	Share capital	Statutory reserve	Non-restricted equity	Total
Opening balance 2004	500	100	8,727	9,327
Dividend	–	–	–8,727	–8,727
Group contribution	–	–	–30	–30
Tax on group contribution	–	–	8	8
Income for the year	–	–	22	22
Closing balance 2004	**500**	**100**	**0**	**600**

Notes to the financial statements for Securitas Systems AB

Note 1 Accounting and valuation principles

The annual accounts have been prepared in accordance with the Swedish Annual Accounts Act and the Swedish Financial Accounting Standards Board's standards as well as RR 32 "Accounting for legal entities".

Consolidated accounts have not been prepared with reference to the Swedish Annual Accounts Act 7:2 but reference should be made to the consolidated accounts of the parent company, Securitas AB.

Receivables
Receivables are shown at the amount estimated to be paid after individual consideration.

Foreign currency
Receivables and liabilities in foreign currency are valued at the accounting year-end rate.

Tax
Securitas Systems AB follows the Swedish Financial Accounting Standards Council's statement from September 1998 concerning reporting of group contributions. This means that group contributions are reported according to their economic reality. Group contributions that are made or received with the aim of minimising the group's tax have been reported against non-restricted equity. The tax effect of group contributions made is reported in a manner corresponding to the group contribution.

Note 2 Employees

The company has no employees. Persons with leading positions in the Securitas Systems Group are employed in Securitas AB. As from 2006, these persons will be employed in Securitas Systems AB.

Note 3 Operating expenses

Audit fees and remuneration expenses
The audit fees for 2004 were charged to the company's then parent company, Securitas Systems Sverige AB. The audit fees for 2005 have been charged to the company's present parent company, Securitas AB.

Note 4 Appropriations

SEK thousands	2005	2004
Reversal of tax allocation reserve	590	25
Total appropriations	590	25

Note 5 Tax on profit for the year

SEK thousands	2005	2004
Actual tax for the year	–170	–8
Of which tax effect of standard interest on tax allocation reserve	(5)	
	–170	–8

Tax relating to items that are reported directly against equity

SEK thousands	2005	2004
Tax effect on group contribution	170	8

Tax rate
The prevailing tax rate for income tax in the company is 28 percent.

Note 6 Shares in subsidiary companies

Name of subsidiary	Corporate identity number	Domicile	Share of equity	Book value (SEK '000)
Securitas Systems Sverige AB	556076-0737	Stockholm	100%	2,922,213
Securitas Response AB	556081-8733	Stockholm	100%	558,944
Securitas Systems Holding AS	989195514	Oslo	100%	409,500
Securitas Systems Holding Oy[1]	1936772-6	Helsingfors	100%	76
Total shares in subsidiary companies				3,890,733

1) The name of the company until 23 January 2006 was Hansatop Oy, then the name change to Securitas Systems Holding Oy took place.

SEK thousands	2005	2004
Incoming acquisition value	–	–
Acquisition price	3,889,183	–
Shareholders' contribution	1,550	–
Closing accumulated acquisition value	3,890,733	–
Incoming write-downs	–	–
Utgående ackumulerade nedskrivningar	–	–

Note 7 Interest-bearing current assets

In the balance sheet of the parent company, utilized intra-group credits with regard to the Swedish group bank account have been reported under Group bank account credits. The counterparty for the group account is Securitas AB (Publ.), corporate identity number 556302-7241.

Note 8 Untaxed reserves

SEK thousands	2005	2004
Tax allocation reserve – Tax 2000	–	590
Total untaxed reserves	–	590

Note 9 Post-balance sheet events

Approval of the annual accounts and the consolidated accounts for 2005. These annual accounts have been signed by the Board of Directors of Securitas Systems AB on 22 May 2006.

Other significant post-balance sheet events
The Board of Directors of Securitas AB proposed on 9 February 2006, that Securitas convert its Systems division to an independent, specialized security company. The new company, after a resolution is passed at an Extraordinary General Meeting proposed to be held on 25 September 2006, will be distributed to shareholders by means of a dividend distribution and listed on the O-list of the Stockholm Stock Exchange immediately thereafter. Securitas Systems AB will become the parent company of the new Group.

Note 10 Transactions with related parties

The pricing of transaction between the parent company and subsidiaries takes place subject to commercial principles. The parent company for these transactions is Securitas Systems AB, corporate identity number 556436-6267.

Transactions with other segments within Securitas take place on strictly commercial terms. Securitas AB (publ), corporate identity number 556302-7241 is the parent company for these transactions.

Note 11 Equity

Number of shares issued 31 December 2005	5,000 shares with a ratio value of SEK 100.

Note 12 Group information

Securitas Systems AB was until 22 August a wholly-owned subsidiary company of Securitas Systems Sverige AB, which in turn is owned by Securitas AB (publ), corporate identity number 556302-7241. On 22 August 2005, 100% of the shares in Securitas Systems AB were acquired directly by Securitas AB (publ) which prepares consolidated accounts.

Auditors' report regarding historical financial information

To the Board of Directors of Securitas Systems AB (Publ)

We have reviewed the financial reports for Securitas Systems AB (Publ) contained on pages 94–98, which comprise the balance sheets per 31 December 2004 and 31 December 2005, and the income statements and cash flow statements for the financial years ended on these dates, as well as a summary of significant accounting principles and other disclosures.

The Board of Directors' and Managing Director's responsibility for these financial reports

The Board of Directors and Managing Director are responsible for the preparation and true and fair presentation of the financial reports for 2004 and 2005 in accordance with the Swedish Annual Accounts Act, the Swedish Accounting Standard Boards and with the Prospectus Directive implemented by Commission Regulation 809/2004/EC. This obligation includes the design, implementation and maintenance of internal controls relevant for the preparation and appropriate presentation of financial reports which are free of material misstatement, whether the misstatements are due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on the financial reports on the basis of our audit. We have conducted our audit in accordance with draft recommendation RevR 5 – Prospectus Auditing, issued by FAR, the institute for the accounting profession in Sweden. This recommendation requires that we plan and perform our audit in order to obtain a high, but not absolute, degree of assurance that the financial reports are free of material misstatement.

Work performed

An audit in accordance with draft recommendation RevR 5 entails that we execute audit procedures to obtain audit evidence supporting the amounts and disclosures contained in the financial report. The audit procedures selected are based on our assessment of the risk for material misstatement in the financial reports, whether due to fraud or error. In assessing such risks, we consider the internal controls that are relevant to the company's preparation and fair presentation of the financial reports as a basis for designing audit procedures that are appropriate under the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. An audit also includes evaluating the accounting principles applied and the reasonableness of significant accounting estimates made by the Board of Directors and the Managing Director, as well as evaluating the overall presentation of the financial reports.

We believe that our audit provides a reasonable basis for our opinion set out below.

Opinion

It is our opinion that the financial reports give a true and fair view, in accordance with the Swedish Annual Accounts Act, of Securitas Systems AB's results, financial position and cash flow per 31 December 2004 and 31 December 2005.

Stockholm, 5 September 2006

PricewaterhouseCoopers AB
Kerstin Moberg
Authorized Public Accountant

Addresses

Sweden
Securitas Systems AB
Box 12231
102 26 Stockholm
Visiting adress: Lindhagensplan 70
Tel: +46 8 657 76 00

Australia
Pacom Systems Pty Ltd
PO Box 7427
Baulkham Hills NSW 2153
Visiting adress: Unit 6, 40 Carrington Rd
Castle hill
Australia
Tel: +61 2 9894 9911

Belgium
Securitas Systems NV
Bryssel
Sint-Lendriksborre 3
1120 Bryssel
Belgium
Tel: +32 70 22 00 22

Denmark
Dansikring Systems A/S
Sydvestvej 98
2600 Glostrup
Denmark
Tel: +45 70 23 49 49

Finland
Securitas Systems Oy
Elimäenkatu 30
00520 Helsinki
Finland
Tel: +358 204 911

Hong Kong
Bell Security (Hong Kong) Ltd
AT Tower
180 Electric Road
Hong Kong
Tel: +852 2850 5078

France
Securitas Systems SAS
2 bis rue Louis Armand
75741 Paris Cedex15
France
Tel: +33 53 98 15 00

Germany
Securitas Systems
Deutschland Holding GmbH
Wahlerstraße 2a
40472 Düsseldorf
Germany
Tel: +49 211 64003 182

Ireland
Bell Security (Ireland) Limited
Unit 6
The Westway Centre
Ballymount Ave
Dublin 12
Ireland
Tel: +353 01 456 4544

Netherlands
Securitas Systems BV
Keienbergweg 50
1101 GC Amsterdam
Netherlands
Tel: +31 20 311 95 00

Norway
Securitas Systems AS
Boks 35, Grønland
0133 Oslo
Norway
Tel: +46 23 03 88 00

Portugal
Securitas II Seguranca Electronica SA
Rua Rodrigues Lobo, n.º 2
Edificio Securitas
2799-553 Linda a Velha
Portugal
Tel: +351 21 415 46 00

Spain
Securitas Spain S.L
Barbadillo, 7
Madrid 28042
Spain
Tel: +34 91 277 6300

Switzerland
Protectas Systems SA
Route de Vessy 15-17
1206 Geneve
Switzerland
Tel: +41 22 703 56 00

UK
Bell Security Limited
Roding House
970 Romford Road
London
E12 5LP
UK
Tel: +44 20 8553 5932

US
Securitas Security Systems US, Inc
4995 Avalon Ridget Parkway
Suite 150
Norcross, GA, 30071
US
Tel: +1 678 474 1720

